   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 2001



                                                      REGISTRATION NO. 333-68842
                                                                       811-03214

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                    FORM N-4
                          REGISTRATION STATEMENT UNDER
                        THE SECURITIES ACT OF 1933  / /



                       PRE-EFFECTIVE AMENDMENT NO. 1  /X/
                      POST-EFFECTIVE AMENDMENT NO. __  / /


                                      AND
                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 38
                       (CHECK APPROPRIATE BOX OR BOXES.)



                  LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
                       MULTI-FUND-REGISTERED TRADEMARK-5

                           (Exact Name of Registrant)

                            ------------------------

                    LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                           1300 SOUTH CLINTON STREET
                           FORT WAYNE, INDIANA 46802
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE) DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (219)455-2000

                            ------------------------

    (Name and Address of Agent for           Copies of all communications to:
               Service)
   Elizabeth A. Frederick, Esquire              Mary Jo Ardington, Esquire
         The Lincoln National                      The Lincoln National
        Life Insurance Company                    Life Insurance Company
      1300 South Clinton Street                 1300 South Clinton Street
            P.O. Box 1110                          Post Office Box 1110
      Fort Wayne, Indiana 46802                 Fort Wayne, Indiana 46802
     Telephone No. (219)455-2000               Telephone No. (219)455-2000

                            ------------------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of securities being registered:
   Interests in a separate account under individual flexible premium deferred variable annuity contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Lincoln National Variable Annuity Account C
                      (Multi-Fund-Registered Trademark- 5)
              Supplement to the Prospectus Dated December 21, 2001



                             EXCHANGE CREDIT RIDER



This Supplement describes certain changes to the Prospectus for the Multi-Fund-Registered Trademark- 5 Variable Annuity Contract (Multi-Fund-Registered Trademark- 5) offered through Lincoln National Variable Annuity Account C. This Supplement is only applicable to those variable annuity CONTRACTOWNERS who elect to purchase a Multi-Fund-Registered Trademark- 5 contract under the Special Purchase Plan (the "Plan"). This Plan may only be offered to certain classes of CONTRACTOWNERS.



If you purchase a Multi-Fund-Registered Trademark- 5 contract under the Plan, you will receive the product described in the Multi-Fund-Registered Trademark- 5 prospectus. In addition, we will credit an immediate bonus equal to 2% on the CONTRACT VALUE from your Multi-Fund-Registered Trademark- 2, 3 or 4 contract that is exchanged for the Multi-Fund-Registered Trademark- 5 contract. The bonus will be credited on the VALUATION DATE the exchange occurs. We will allocate the BONUS CREDIT to the SUBACCOUNTS and/or fixed account in the same percentages as the current CONTRACT VALUE is allocated under the Multi-Fund-Registered Trademark- 2, 3 or 4 contract.



By choosing to purchase a new Multi-Fund-Registered Trademark- 5 contract, you will be subject to new surrender charges as follows:



                                  Number of complete contract years that a
                                  PURCHASE PAYMENT has been invested
                                  ----------------------------------
                                  Less than    At least
                                  1 year       1    2    3    4    5    6    7+
  Surrender charge as a
    percentage
    of the surrendered or
    withdrawn
    PURCHASE PAYMENTS             7%           6    5    4    3    2    1    0



If a Bonus Credit contract option is selected under Multi-Fund-Registered Trademark- 5, the surrender charges begin at 8% and then decline one percent per year. Surrender charges are further discussed in the Multi-Fund-Registered Trademark- 5 Prospectus. The CONTRACT VALUE from your Multi-Fund-Registered Trademark- 2, 3 or 4 contract will be applied as an initial PURCHASE PAYMENT under the Multi-Fund-Registered Trademark- 5 contract, and your Multi-Fund-Registered Trademark- 2, 3 or 4 contract will terminate. Any surrender charges remaining on your Multi-Fund-Registered Trademark- 2, 3 or 4 contract will be waived upon the purchase of the Multi-Fund-Registered Trademark- 5 contract. The initial PURCHASE PAYMENT will be allocated among the Multi-Fund-Registered Trademark- 5 contract investment options in the same manner as your current CONTRACT VALUE allocation under the Multi-Fund-Registered Trademark- 2, 3 or 4 contract.



If an investment option from Multi-Fund-Registered Trademark- 2, 3 or 4 is not available in Multi-Fund-Registered Trademark- 5, any CONTRACT VALUE and BONUS CREDIT applicable to the unavailable investment option will be credited to the Lincoln National Money Market Fund in Multi-Fund-Registered Trademark- 5.



Note: It is important to understand that Multi-Fund-Registered Trademark- 5 has different DEATH BENEFIT arrangements than the Multi-Fund-Registered Trademark-2, 3 or 4 contracts. In addition, the DEATH BENEFITS may be received by different people under the two types of contracts. Please study the Multi-Fund-Registered Trademark- 5 Prospectus and contract and discuss both with your registered representative to make sure Multi-Fund-Registered Trademark- 5 is suitable for you, given your planning and investment needs, financial status, and retirement goals. Also, note that under Multi-Fund-Registered Trademark- 5, only one joint owner is allowed. If you have multiple joint owners under your Multi-Fund-Registered Trademark- 2, 3 or 4 contract, you should consult with your tax adviser to understand the implications of changing from Multi-Fund-Registered Trademark- 2, 3 or 4 to Multi-Fund-Registered Trademark-5.



This Plan is available to CONTRACTOWNERS with surrender charges of 2% or less of the CONTRACT VALUE under the Multi-Fund-Registered Trademark- 2, 3 or 4 contract. This Plan is only available for contracts sold in the nonqualified or IRA markets (excluding SEP and SARSEP markets) and to those contracts in which the CONTRACTOWNER , joint owner, and ANNUITANT are under age 76.

You may cancel the Multi-Fund-Registered Trademark- 5 contract for any reason within ten days (in some states longer) of receipt of the contract in accordance with the terms of the return privilege discussed in the Multi-
Fund-Registered Trademark- 5 Prospectus. Upon cancellation, the CONTRACT VALUE or initial PURCHASE PAYMENT will be returned to the Multi-Fund-Registered Trademark- 2, 3 or 4 contract, and no surrender charges will be assessed under the Multi-Fund-Registered Trademark- 5 contract. However, any surrender charges previously waived on the Multi-Fund-Registered Trademark-2, 3 or 4 contract will be reimposed.



Please keep this Supplement with your Multi-Fund-Registered Trademark- 5 Prospectus and retain it for future reference.

MULTI-FUND-REGISTERED TRADEMARK- 5
LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
INDIVIDUAL VARIABLE ANNUITY CONTRACTS


Home Office:
Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnLife.com

This Prospectus describes the individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company (LINCOLN LIFE). It is primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate CONTRACT VALUE and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the ANNUITY COMMENCEMENT DATE, we will pay your BENEFICIARY a DEATH BENEFIT. In the alternative, you may choose to receive a DEATH BENEFIT on the death of the ANNUITANT.


The minimum initial PURCHASE PAYMENT for the contract is $25,000. Additional PURCHASE PAYMENTS may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually. PURCHASE PAYMENTS allocated to any SUBACCOUNT or to the fixed side of the contract must be at least $300.


You choose whether your CONTRACT VALUE accumulates on a variable or a fixed (guaranteed) basis or both. If all your PURCHASE PAYMENTS, and any applicable BONUS CREDITS and PERSISTENCY CREDITS, are in the fixed account, we guarantee your principal and a minimum interest rate. WE LIMIT WITHDRAWALS AND TRANSFERS FROM THE FIXED SIDE OF THE CONTRACT.

All PURCHASE PAYMENTS, BONUS CREDITS and PERSISTENCY CREDITS, for benefits on a variable basis will be placed in Lincoln National Variable Annuity Account C (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LINCOLN LIFE. You take all the investment risk on the CONTRACT VALUE and the retirement income for amounts placed into one or more of the contract's variable options. If the SUBACCOUNTS you select make money, your CONTRACT VALUE goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the SUBACCOUNTS you select. WE DO NOT GUARANTEE HOW ANY OF THE VARIABLE OPTIONS OR THEIR FUNDS WILL PERFORM. ALSO, NEITHER THE U.S. GOVERNMENT NOR ANY FEDERAL AGENCY INSURES OR GUARANTEES YOUR INVESTMENT IN THE CONTRACT.

When you purchase your contract, you must choose one of the following CONTRACT OPTIONS, each of which has different mortality and expense risk charges and surrender charges:

    1.  Contract Value Death Benefit;

    2.  EGMDB;


    3.  EGMDB with Bonus Credit; or



    4.  EEB Rider with Bonus Credit.


The available funds are listed below:


    AIM Variable Insurance (Series I Shares)
      International Fund
      Value Fund
    Alliance Variable Products Series Fund
      AllianceBernstein Small Cap Value Portfolio
        (Class A)
      Technology Portfolio (Class (B)
    American Funds Insurance Series (AFIS)(Class 2)
      Growth-Income Fund
      Growth Fund
      International Fund
    Delaware Group Premium Fund
      Growth and Income Series (Standard Class)
      REIT Series (Standard Class)
      Small Cap Value Series (Service Class)
      Trend Series (Standard Class)
    Deutsche Asset Management VIT Funds
      Equity 500 Index Fund
      Small Cap Index Fund
    Fidelity Variable Insurance Products
      VIP Contrafund Portfolio (Service class)
      VIP Growth Portfolio (Service class)
    Janus Aspen Series (Institutional class)
      Worldwide Growth Fund
    Lincoln National Aggressive Growth Fund
    Lincoln National Bond Fund
    Lincoln National Capital Appreciation Fund
    Lincoln National Equity Income Fund
    Lincoln National Global Asset Allocation Fund
    Lincoln National Growth and Income Fund
    Lincoln National International Fund
    Lincoln National Managed Fund
    Lincoln National Money Market Fund
    Lincoln National Social Awareness Fund
    Lincoln National Special Opportunities Fund
    MFS-Registered Trademark- Variable Insurance Trust (Initial Class)
      Capital Opportunities Series
      Total Return Series
      Utilities Series
    Neuberger Berman Advisors Management Trust
    (AMT)
      Mid-Cap Growth Portfolio
      Regency Portfolio
    Putnam Variable Trust (Class IB)
      Health Sciences Fund


This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make PURCHASE PAYMENTS. You should also review the prospectuses for the funds that are attached, and keep all prospectuses for reference.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THIS CONTRACT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Expenses for bonus CONTRACT OPTIONS may be higher than CONTRACT OPTIONS without a bonus. Because of this, the amount of the BONUS CREDITS and PERSISTENCY CREDITS may, over time, be offset by additional fees and charges. You should carefully consider whether or not this CONTRACT OPTION is the best product for you.

You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). The SAI and other information about LINCOLN LIFE and Account C are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.


December 21, 2001

TABLE OF CONTENTS


                                        PAGE
--------------------------------------------
Special terms                             3
--------------------------------------------
Expense tables                            5
--------------------------------------------
Summary                                  12
--------------------------------------------
Condensed financial information          13
--------------------------------------------
Investment results                       13
--------------------------------------------
Financial statements                     13
--------------------------------------------
The Lincoln National Life Insurance
Co.                                      13
--------------------------------------------
Fixed side of the contract               14
--------------------------------------------
Variable annuity account (VAA)           14
--------------------------------------------
Investments of the variable annuity
account                                  14
--------------------------------------------
Charges and other deductions             18
--------------------------------------------
The contracts                            20
--------------------------------------------



--------------------------------------------
                                        PAGE

Annuity payouts                          29
--------------------------------------------
Federal tax matters                      31
--------------------------------------------
Voting rights                            35
--------------------------------------------
Distribution of the contracts            35
--------------------------------------------
Return privilege                         35
--------------------------------------------
State regulation                         36
--------------------------------------------
Records and reports                      36
--------------------------------------------
Other information                        36
--------------------------------------------
Legal proceedings                        36
--------------------------------------------
Statement of additional information
table of contents for Variable Annuity
Account C
Multi-Fund-Registered Trademark- 5       37
--------------------------------------------


SPECIAL TERMS

(We have italicized the terms that have special meaning throughout the Prospectus)

ACCOUNT OR VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Account C, into which LINCOLN LIFE sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

ACCUMULATION UNIT -- A measure used to calculate CONTRACT VALUE for the variable side of the contract before the ANNUITY COMMENCEMENT DATE.

ANNUITANT -- The person on whose life the ANNUITY PAYOUTS are based and upon whose death a DEATH BENEFIT may be paid.

ANNUITY COMMENCEMENT DATE -- The VALUATION DATE when funds are withdrawn or converted into ANNUITY UNITS or fixed dollar payout for payment of retirement income benefits under the ANNUITY PAYOUT option you select.

ANNUITY PAYOUT -- An amount paid at regular intervals after the ANNUITY COMMENCEMENT DATE under one of several options available to the ANNUITANT and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

ANNUITY UNIT -- A measure used to calculate the amount of ANNUITY PAYOUTS for the variable side of the contract after the ANNUITY COMMENCEMENT DATE.

BENEFICIARY -- The person you choose to receive the DEATH BENEFIT that is paid if you die before the ANNUITY COMMENCEMENT DATE.

BONUS CREDIT -- The additional amount credited to the contract for each PURCHASE PAYMENT, if you elect a CONTRACT OPTION that offers BONUS CREDITS.


CONTRACT OPTION -- The type of contract you choose at the time of purchase. Four types of CONTRACT OPTIONS are offered under the contract: (1) Contract Value Death Benefit; (2) EGMDB; (3) EGMDB with Bonus Credit; and (4) EEB Rider with Bonus Credit.


CONTRACTOWNER (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.). Usually, but not always, the owner is the ANNUITANT.

CONTRACT VALUE -- At a given time before the ANNUITY COMMENCEMENT DATE, the total value of all ACCUMULATION UNITS for a contract plus the value of the fixed side of the contract.

CONTRACT YEAR -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.


DEATH BENEFIT -- The amount payable to your designated BENEFICIARY if the owner dies before the ANNUITY COMMENCEMENT DATE or, if selected, to the owner if the ANNUITANT dies. An Enhanced Guaranteed Minimum

Death Benefit (EGMDB), Accumulated Benefit Enhancement (ABE) or Estate Enhancement Benefit (EEB) Rider may be available.


EARNINGS -- The excess of CONTRACT VALUE over the sum of PURCHASE PAYMENTS and any applicable BONUS CREDITS and PERSISTENCY CREDITS which have not yet been withdrawn from the contract.

FREE AMOUNT -- The amount that may be withdrawn each year without incurring a surrender charge.


INCOME4LIFE(SM) SOLUTION -- An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.


LINCOLN LIFE (we, us, our) -- The Lincoln National Life Insurance Company.

PERSISTENCY CREDITS -- The additional amount credited to the contract after the seventh contract anniversary, if you elect a CONTRACT OPTION that offers BONUS CREDITS.

PURCHASE PAYMENTS -- Amounts paid into the contract other than any applicable BONUS CREDITS and PERSISTENCY CREDITS.


SUBACCOUNT or Multi-Fund-Registered Trademark- 5 SUBACCOUNT -- The portion of the VAA that reflects investments in ACCUMULATION and ANNUITY UNITS of a class of a particular fund available under the contracts. There is a separate SUBACCOUNT which corresponds to each class of a fund.


VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period starting at the close of trading (currently, 4:00 p.m. New York time) on each day that the NYSE is open for trading (VALUATION
DATE) and ending at the close of such trading on the next VALUATION DATE.

EXPENSE TABLES

SUMMARY OF CONTRACTOWNER EXPENSES:

The maximum surrender charge (contingent deferred sales charge) (as a percentage of PURCHASE PAYMENTS surrendered/withdrawn):


CONTRACT VALUE                    EGMDB WITH BONUS    EEB RIDER WITH
 DEATH BENEFIT        EGMDB            CREDIT          BONUS CREDIT
      7%               7%                8%                 8%


The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Surrender charges.


ACCOUNT C ANNUAL EXPENSES FOR MULTI-FUND-REGISTERED TRADEMARK- 5 SUBACCOUNTS:
(as a percentage of average daily net assets):



                                                              CONTRACT
                                                               VALUE                EGMDB WITH     EEB RIDER
                                                               DEATH                   BONUS          WITH
                                                              BENEFIT     EGMDB       CREDIT      BONUS CREDIT
Mortality and expense risk charge                               0.85%      1.15%       1.60%          1.80%
Administrative charge                                           0.15%      0.15%       0.15%          0.15%
                                                                ----       ----        ----           ----
  Total annual charge for each
    Multi-Fund-Registered Trademark- 5 SUBACCOUNT               1.00%      1.30%       1.75%          1.95%


ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED DECEMBER 31, 2000:

(as a percentage of each fund's average net assets):


                                           MANAGEMENT                                   OTHER                      TOTAL
                                           FEES AFTER ANY                               EXPENSES AFTER             EXPENSES AFTER
                                           WAIVERS/                   12B-1             ANY WAIVERS/               ANY WAIVERS/
                                           REIMBURSEMENTS      +      FEES       +      REIMBURSEMENTS      =      REIMBURSEMENTS
  -------------------------------------------------------------------------------------------------------------------------------
  AFIS Growth-Income (Class 2)             0.34%                      0.25%             0.01%                      0.60%
  -------------------------------------------------------------------------------------------------------------------------------
  AFIS Growth (Class 2)                    0.36                       0.25              0.02                       0.63
  -------------------------------------------------------------------------------------------------------------------------------
  AFIS International (Class 2)             0.54                       0.25              0.05                       0.84
  -------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. International Fund (Series I)   0.73                       0.00              0.29                       1.02
  -------------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Value Fund (Series I)           0.61                       0.00              0.23                       0.84
  -------------------------------------------------------------------------------------------------------------------------------
  AllianceBernstein Small Cap Value        0.04                       0.00              0.91                       0.95
  (Class A)
  -------------------------------------------------------------------------------------------------------------------------------
  Alliance Technology (Class B)(1)         1.00                       0.25              0.08                       1.33
  -------------------------------------------------------------------------------------------------------------------------------
  Delaware Growth & Income (Standard       0.60                       0.00              0.08                       0.68
  Class)(2)
  -------------------------------------------------------------------------------------------------------------------------------
  Delaware REIT (Standard Class)(3)        0.57                       0.00              0.28                       0.85
  -------------------------------------------------------------------------------------------------------------------------------
  Delaware Small Cap Value (Service        0.69                       0.15              0.16                       1.00
  Class)(4)
  -------------------------------------------------------------------------------------------------------------------------------
  Delaware Trend (Standard Class)(5)       0.72                       0.00              0.11                       0.83
  -------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index(6)         0.20                       0.00              0.10                       0.30
  -------------------------------------------------------------------------------------------------------------------------------
  Deutsche VIT Small Cap Index(6)          0.35                       0.00              0.10                       0.45
  -------------------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Growth (Service class)(7)   0.57                       0.10              0.09                       0.76
  -------------------------------------------------------------------------------------------------------------------------------
  Fidelity VIP Contrafund (Service         0.57                       0.10              0.09                       0.76
  class)(7)
  -------------------------------------------------------------------------------------------------------------------------------
  Janus AS Worldwide Growth                0.65                       0.00              0.04                       0.69
  (Institutional Class)(8)
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Aggressive Growth       0.70                       0.00              0.08                       0.78
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Bond                    0.45                       0.00              0.09                       0.54
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Capital Appreciation    0.71                       0.00              0.05                       0.76
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Equity Income           0.72                       0.00              0.07                       0.79
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Global Asset            0.72                       0.00              0.22                       0.94
  Allocation
  -------------------------------------------------------------------------------------------------------------------------------

                                           MANAGEMENT                                   OTHER                      TOTAL
                                           FEES AFTER ANY                               EXPENSES AFTER             EXPENSES AFTER
                                           WAIVERS/                   12B-1             ANY WAIVERS/               ANY WAIVERS/
                                           REIMBURSEMENTS      +      FEES       +      REIMBURSEMENTS      =      REIMBURSEMENTS
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Growth and Income       0.31%                      0.00%             0.05%                      0.36%
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National International           0.80                       0.00              0.16                       0.96
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Managed                 0.37                       0.00              0.07                       0.44
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Money Market            0.48                       0.00              0.10                       0.58
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Social Awareness        0.33                       0.00              0.05                       0.38
  -------------------------------------------------------------------------------------------------------------------------------
  Lincoln National Special Opportunities   0.41                       0.00              0.08                       0.49
  -------------------------------------------------------------------------------------------------------------------------------
  MFS Capital Opportunities (Initial       0.75                       0.00              0.16                       0.91
  Class)(9,)(10)
  -------------------------------------------------------------------------------------------------------------------------------
  MFS Total Return (Initial Class)(9)      0.75                       0.00              0.15                       0.90
  -------------------------------------------------------------------------------------------------------------------------------
  MFS Utilities (Initial Class)(9)         0.75                       0.00              0.16                       0.91
  -------------------------------------------------------------------------------------------------------------------------------
  Neuberger Berman AMT Regency(11)         0.85                       0.00              0.25                       1.10
  -------------------------------------------------------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth      0.84                       0.00              0.14                       0.98
  -------------------------------------------------------------------------------------------------------------------------------
  Putnam Health Sciences (Class IB)        0.70                       0.25              0.09                       1.04
  -------------------------------------------------------------------------------------------------------------------------------



1. For the period January 1, 2000 through April 30, 2000, the adviser waived and/or reimbursed certain expenses of the Technology Portfolio. This waiver/reimbursement is no longer in effect. With the waiver/reimbursement the Management Fees, 12b-1 Fees, Other Expenses and Total Expenses of the Technology Portfolio were 0.99%, 0.25%, 0.07%, and 1.31%, respectively.



2. The investment advisor for the Growth and Income Series is Delaware Management Company ("DMC"). Effective November 1, 2001 through April 30, 2002, DMC has voluntarily agreed to waive its Management Fee and reimburse the Series for expenses to the extent that Total Expenses will not exceed 0.80%. DMC has voluntarily elected to cap its Management Fee for this Series at 0.60% indefinitely.



3. The investment advisor for the REIT Series is DMC. Effective November 1, 2001 through April 30, 2002, DMC has voluntarily agreed to waive its Management Fee and reimburse the Series for expenses to the extent that Total Expenses will not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 1.03%. Under its Management Agreement, the Series pays a Management Fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



4. Effective November 1, 2001 through April 30, 2002, DMC has voluntarily agreed to waive its Management Fee and reimburse the Series for expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and 12b-1 Fees) to the extent that Total Expenses will not exceed 0.85% for Small Cap Value. Without such an arrangement, the total operating expenses would have been 1.06% for Small Cap Value. The Service Class shares are subject to an annual 12b-1 Fee of not more than 0.30% (currently set at 0.15%).



5. The investment advisor for the Trend Series is DMC. Effective November 1, 2001 through April 30, 2002, DMC has voluntarily agreed to waive its management fee and reimburse the Fund for expenses to the extent that Total Expenses will not exceed 0.85%. Under its Management Agreement, the Series pays a Management Fee based on average daily net assets as follows:
    0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.



6. Under the Advisory Agreement with Deutsche Asset Management, Inc. (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.30% of average daily net assets. Under the Advisory Agreement with the Advisor, the Small Cap Index Fund will pay an advisory fee at an annual percentage rate of 0.35% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.45% of average daily net assets. Without the reimbursements to the funds for the year ended 12/31/00, total expenses would have been 0.34% for the Equity 500 Index Fund and 0.69% for the Small Cap Index Fund.



7. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.



8. Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the Management Fee for Worldwide Growth Portfolio. All expenses are shown without the effect of any expense offset arrangements.



9. Each Series has an expense offset arrangement that reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. The Series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expense of the Series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal 0.90% for Capital Opportunities; 0.89% for Total Return and 0.90% for Utilities.



10. MFS has contractually agreed, subject to reimbursement, to bear the Series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the Series.

11. Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2002 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the daily net asset value of the Regency Portfolio. The expense reimbursement agreements with respect to the Regency Portfolio provide for NBMI to recoup through December 31, 2005 amounts reimbursed by NBMI under the agreements, provided such recoupment would not cause a Portfolio to exceed its respective expense limitation. The Regency Portfolio had not commenced operations as of December 31, 2000; the expense figures for this Portfolio are estimated.

EXAMPLES

(expenses of the SUBACCOUNTS and of the funds):

If you elect the Contract Value Death Benefit option:

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:


                                                             1      3      5     10
                                                           YEAR   YEARS  YEARS  YEARS
  -----------------------------------------------------------------------------------
  AFIS Growth-Income (Class 2)                             $  87  $ 101  $119   $ 193
  -----------------------------------------------------------------------------------
  AFIS Growth (Class 2)                                       87    102   120     197
  -----------------------------------------------------------------------------------
  AFIS International (Class 2)                                89    109   131     219
  -----------------------------------------------------------------------------------
  AIM V.I. International (Series I)                           91    114   140     238
  -----------------------------------------------------------------------------------
  AIM V.I. Value Fund (Series I)                              89    109   131     219
  -----------------------------------------------------------------------------------
  AllianceBernstein Small Cap Value (Class A)                 90    112   137     231
  -----------------------------------------------------------------------------------
  Alliance Technology (Class B)                               94    124   156     270
  -----------------------------------------------------------------------------------
  Delaware Growth & Income (Standard Class)                   87    104   123     202
  -----------------------------------------------------------------------------------
  Delaware REIT (Standard Class)                              89    109   132     220
  -----------------------------------------------------------------------------------
  Delaware Small Cap Value (Service Class)                    91    114   139     236
  -----------------------------------------------------------------------------------
  Delaware Trend (Standard Class)                             89    108   131     218
  -----------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index                               84     92   103     160
  -----------------------------------------------------------------------------------
  Deutsche VIT Small Cap Index                                85     97   111     177
  -----------------------------------------------------------------------------------
  Fidelity VIP Contrafund (Service class)                     88    106   127     211
  -----------------------------------------------------------------------------------
  Fidelity VIP Growth (Service class)                         88    106   127     211
  -----------------------------------------------------------------------------------
  Janus Worldwide Growth (Institutional Class)                87    104   123     203
  -----------------------------------------------------------------------------------
  Lincoln National Aggressive Growth                          88    107   128     213
  -----------------------------------------------------------------------------------
  Lincoln National Bond                                       86    100   116     187
  -----------------------------------------------------------------------------------
  Lincoln National Capital Appreciation                       84     94   106     167
  -----------------------------------------------------------------------------------
  Lincoln National Equity Income                              88    107   129     214
  -----------------------------------------------------------------------------------
  Lincoln National Global Asset Allocation                    90    112   136     230
  -----------------------------------------------------------------------------------
  Lincoln National Growth and Income                          84     94   106     167
  -----------------------------------------------------------------------------------
  Lincoln National International                              90    112   137     232
  -----------------------------------------------------------------------------------
  Lincoln National Managed                                    85     96   110     176
  -----------------------------------------------------------------------------------
  Lincoln National Money Market                               86    101   118     191
  -----------------------------------------------------------------------------------
  Lincoln National Social Awareness                           84     95   107     440
  -----------------------------------------------------------------------------------
  Lincoln National Special Opportunities                      85     98   113     181
  -----------------------------------------------------------------------------------
  MFS Capital Opportunities (Initial Class)                   90    111   135     226
  -----------------------------------------------------------------------------------
  MFS Total Return (Initial Class)                            90    111   134     225
  -----------------------------------------------------------------------------------
  MFS Utilities (Initial Class)                               90    111   135     226
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth                         90    113   138     234
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Regency                                92    117   144     246
  -----------------------------------------------------------------------------------
  Putnam Health Sciences (Class IB)                           91    116   143     244
  -----------------------------------------------------------------------------------

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:


                                                             1      3      5     10
                                                           YEAR   YEARS  YEARS  YEARS
  -----------------------------------------------------------------------------------
  AFIS Growth-Income (Class 2)                             $  17  $  51  $ 89   $ 193
  -----------------------------------------------------------------------------------
  AFIS Growth (Class 2)                                       17     52    90     197
  -----------------------------------------------------------------------------------
  AFIS International (Class 2)                                19     59   101     219
  -----------------------------------------------------------------------------------
  AIM V.I. International (Series I)                           21     64   110     238
  -----------------------------------------------------------------------------------
  AIM V.I. Value Fund (Series I)                              19     59   101     219
  -----------------------------------------------------------------------------------
  AllianceBernstein Small Cap Value (Class A)                 20     62   107     231
  -----------------------------------------------------------------------------------
  Alliance Technology (Class B)                               24     74   126     270
  -----------------------------------------------------------------------------------
  Delaware Growth & Income (Standard Class)                   17     54    93     202
  -----------------------------------------------------------------------------------
  Delaware REIT (Standard Class)                              19     59   102     220
  -----------------------------------------------------------------------------------
  Delaware Small Cap Value (Service Class)                    21     64   109     236
  -----------------------------------------------------------------------------------
  Delaware Trend (Standard Class)                             19     58   101     218
  -----------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index                               14     42    73     160
  -----------------------------------------------------------------------------------
  Deutsche VIT Small Cap Index                                15     47    81     177
  -----------------------------------------------------------------------------------
  Fidelity VIP Contrafund (Service class)                     18     56    97     211
  -----------------------------------------------------------------------------------
  Fidelity VIP Growth (Service class)                         18     56    97     211
  -----------------------------------------------------------------------------------
  Janus Worldwide Growth (Institutional Class)                17     54    93     203
  -----------------------------------------------------------------------------------
  Lincoln National Aggressive Growth                          18     57    98     213
  -----------------------------------------------------------------------------------
  Lincoln National Bond                                       16     50    86     187
  -----------------------------------------------------------------------------------
  Lincoln National Capital Appreciation                       14     44    76     167
  -----------------------------------------------------------------------------------
  Lincoln National Equity Income                              18     57    99     214
  -----------------------------------------------------------------------------------
  Lincoln National Global Asset Allocation                    20     62   106     230
  -----------------------------------------------------------------------------------
  Lincoln National Growth and Income                          14     44    76     167
  -----------------------------------------------------------------------------------
  Lincoln National International                              20     62   107     232
  -----------------------------------------------------------------------------------
  Lincoln National Managed                                    15     46    80     176
  -----------------------------------------------------------------------------------
  Lincoln National Money Market                               16     51    88     191
  -----------------------------------------------------------------------------------
  Lincoln National Social Awareness                           14     45    77     440
  -----------------------------------------------------------------------------------
  Lincoln National Special Opportunities                      15     48    83     181
  -----------------------------------------------------------------------------------
  MFS Capital Opportunities (Initial Class)                   20     61   105     226
  -----------------------------------------------------------------------------------
  MFS Total Return (Initial Class)                            20     61   104     225
  -----------------------------------------------------------------------------------
  MFS Utilities (Initial Class)                               20     61   105     226
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth                         20     63   108     234
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Regency                                22     67   114     246
  -----------------------------------------------------------------------------------
  Putnam Health Sciences (Class IB)                           21     66   113     244
  -----------------------------------------------------------------------------------

If you elect the EEB Rider with Bonus Credit option:


If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return.


                                                             1      3      5     10
                                                           YEAR   YEARS  YEARS  YEARS
  -----------------------------------------------------------------------------------
  AFIS Growth-Income (Class 2)                             $ 106  $ 140  $177   $ 292
  -----------------------------------------------------------------------------------
  AFIS Growth (Class 2)                                      106    141   179     294
  -----------------------------------------------------------------------------------
  AFIS International (Class 2)                               109    147   189     315
  -----------------------------------------------------------------------------------
  AIM V.I. International (Series I)                          110    153   198     332
  -----------------------------------------------------------------------------------
  AIM V.I. Value Fund (Series I)                             109    147   189     315
  -----------------------------------------------------------------------------------
  AllianceBernstein Small Cap Value (Class A)                110    151   194     325
  -----------------------------------------------------------------------------------
  Alliance Technology (Class B)                              113    162   213     360
  -----------------------------------------------------------------------------------
  Delaware Growth & Income (Standard Class)                  107    143   181     299
  -----------------------------------------------------------------------------------
  Delaware REIT (Standard Class)                             109    148   189     316
  -----------------------------------------------------------------------------------
  Delaware Small Cap Value (Service Class)                   110    152   197     330
  -----------------------------------------------------------------------------------
  Delaware Trend (Standard Class)                            108    147   188     314
  -----------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index                              103    131   162     262
  -----------------------------------------------------------------------------------
  Deutsche VIT Small Cap Index                               105    136   170     277
  -----------------------------------------------------------------------------------
  Fidelity VIP Contrafund (Service class)                    108    145   185     307
  -----------------------------------------------------------------------------------
  Fidelity VIP Growth (Service class)                        108    145   185     307
  -----------------------------------------------------------------------------------
  Janus Worldwide Growth (Institutional Class)               107    143   182     300
  -----------------------------------------------------------------------------------
  Lincoln National Aggressive Growth                         108    146   186     309
  -----------------------------------------------------------------------------------
  Lincoln National Bond                                      106    138   174     286
  -----------------------------------------------------------------------------------
  Lincoln National Capital Appreciation                      104    133   165     268
  -----------------------------------------------------------------------------------
  Lincoln National Equity Income                             108    146   186     310
  -----------------------------------------------------------------------------------
  Lincoln National Global Asset Allocation                   110    150   194     324
  -----------------------------------------------------------------------------------
  Lincoln National Growth and Income                         104    133   165     268
  -----------------------------------------------------------------------------------
  Lincoln National International                             110    151   195     326
  -----------------------------------------------------------------------------------
  Lincoln National Managed                                   105    135   169     276
  -----------------------------------------------------------------------------------
  Lincoln National Money Market                              106    140   176     290
  -----------------------------------------------------------------------------------
  Lincoln National Social Awareness                          104    134   166     440
  -----------------------------------------------------------------------------------
  Lincoln National Special Opportunities                     105    137   172     281
  -----------------------------------------------------------------------------------
  MFS Capital Opportunities (Initial Class)                  109    149   192     321
  -----------------------------------------------------------------------------------
  MFS Total Return (Initial Class)                           109    149   192     320
  -----------------------------------------------------------------------------------
  MFS Utilities (Initial Class)                              109    149   192     321
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth                        110    152   196     328
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Regency                               111    155   202     339
  -----------------------------------------------------------------------------------
  Putnam Health Sciences (Class IB)                          111    155   201     337
  -----------------------------------------------------------------------------------

If you do not surrender your contract, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return.


                                                             1      3      5     10
                                                           YEAR   YEARS  YEARS  YEARS
  -----------------------------------------------------------------------------------
  AFIS Growth-Income (Class 2)                             $  26  $  80  $137   $ 292
  -----------------------------------------------------------------------------------
  AFIS Growth (Class 2)                                       26     81   139     294
  -----------------------------------------------------------------------------------
  AFIS International (Class 2)                                29     87   149     315
  -----------------------------------------------------------------------------------
  AIM V.I. International (Series I)                           30     93   158     332
  -----------------------------------------------------------------------------------
  AIM V.I. Value Fund (Series I)                              29     87   149     315
  -----------------------------------------------------------------------------------
  AllianceBernstein Small Cap Value (Class A)                 30     91   154     325
  -----------------------------------------------------------------------------------
  Alliance Technology (Class B)                               33    102   173     360
  -----------------------------------------------------------------------------------
  Delaware Growth & Income (Standard Class)                   27     83   141     299
  -----------------------------------------------------------------------------------
  Delaware REIT (Standard Class)                              29     88   149     316
  -----------------------------------------------------------------------------------
  Delaware Small Cap Value (Service Class)                    30     92   157     330
  -----------------------------------------------------------------------------------
  Delaware Trend (Standard Class)                             28     87   148     314
  -----------------------------------------------------------------------------------
  Deutsche VIT Equity 500 Index                               23     71   122     262
  -----------------------------------------------------------------------------------
  Deutsche VIT Small Cap Index                                25     76   130     277
  -----------------------------------------------------------------------------------
  Fidelity VIP Contrafund (Service class)                     28     85   145     307
  -----------------------------------------------------------------------------------
  Fidelity VIP Growth (Service class)                         28     85   145     307
  -----------------------------------------------------------------------------------
  Janus Worldwide Growth (Institutional Class)                27     83   142     300
  -----------------------------------------------------------------------------------
  Lincoln National Aggressive Growth                          28     86   146     309
  -----------------------------------------------------------------------------------
  Lincoln National Bond                                       26     78   134     286
  -----------------------------------------------------------------------------------
  Lincoln National Capital Appreciation                       24     73   125     268
  -----------------------------------------------------------------------------------
  Lincoln National Equity Income                              28     86   146     310
  -----------------------------------------------------------------------------------
  Lincoln National Global Asset Allocation                    30     90   154     324
  -----------------------------------------------------------------------------------
  Lincoln National Growth and Income                          24     73   125     268
  -----------------------------------------------------------------------------------
  Lincoln National International                              30     91   155     326
  -----------------------------------------------------------------------------------
  Lincoln National Managed                                    25     75   129     276
  -----------------------------------------------------------------------------------
  Lincoln National Money Market                               26     80   136     290
  -----------------------------------------------------------------------------------
  Lincoln National Social Awareness                           24     74   126     440
  -----------------------------------------------------------------------------------
  Lincoln National Special Opportunities                      25     77   132     281
  -----------------------------------------------------------------------------------
  MFS Capital Opportunities (Initial Class)                   29     89   152     321
  -----------------------------------------------------------------------------------
  MFS Total Return (Initial Class)                            29     89   152     320
  -----------------------------------------------------------------------------------
  MFS Utilities (Initial Class)                               29     89   152     321
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Mid-Cap Growth                         30     92   156     328
  -----------------------------------------------------------------------------------
  Neuberger Berman AMT Regency                                31     95   162     339
  -----------------------------------------------------------------------------------
  Putnam Health Sciences (Class IB)                           31     95   161     337
  -----------------------------------------------------------------------------------


The Expense Tables reflect expenses of the VAA as well as expenses of the funds. We provide these examples to help you understand the direct and indirect costs and expenses of the contract. Examples for CONTRACT OPTIONS that offer BONUS CREDITS do not reflect BONUS CREDITS and PERSISTENCY CREDITS. These examples assume that fee waivers/reimbursements will continue for the length of time shown in the example.


For more information, see Charges and other deductions in this Prospectus, and Management and Organization in the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or ANNUITY PAYOUTS are made. See The contracts -- INCOME4LIFE(SM) SOLUTION for IRA contracts on page 27 and Annuity payouts -- including INCOME4LIFE(SM) SOLUTION (non-qualified annuity contracts only) on page 30. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

SUMMARY

WHAT KIND OF CONTRACT AM I BUYING? It is an individual annuity contract between you and LINCOLN LIFE. It may provide for a fixed annuity and/or a variable annuity. This Prospectus describes the variable side of the contract. See The contracts. Certain benefits, features and charges may vary in certain states. You should refer to your contract for any state-specific provisions.

At the time you purchase the contract, you must choose one of the following CONTRACT OPTIONS offered under the contract:

    1.  Contract Value Death Benefit;

    2.  EGMDB;


    3.  EGMDB with Bonus Credit; and



    4.  EEB Rider with Bonus Credit.


If you elect a CONTRACT OPTION that offers BONUS CREDITS, we will credit an additional amount to your contract (a BONUS CREDIT) each time you make a PURCHASE PAYMENT, equal to 3% of that PURCHASE PAYMENT. See The contracts -- Bonus credits.


Each CONTRACT OPTION has separate charges, including different mortality and expense risk charges and surrender charges, and you should carefully consider which CONTRACT OPTION is the best for you. Each CONTRACT OPTION also offers different DEATH BENEFITS. For more information about the Contract Value death benefit, the EGMDB and the EEB Rider, see The contracts -- Death benefit before the annuity commencement date. Once you elect a CONTRACT OPTION, you cannot change it, except you can move from the EGMDB (without the BONUS CREDIT) to the Contract Value Death Benefit.


CONTRACT OPTIONS offering the EEB Rider are not available if the oldest CONTRACTOWNER, joint owner (if applicable), or ANNUITANT is age 76 or older at the time the EEB Rider would become effective. For more information on the CONTRACT OPTIONS, See The contracts -- Contract options.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LINCOLN LIFE may conduct. See Variable annuity account.

WHAT ARE MY INVESTMENT CHOICES? Based upon your instruction for PURCHASE PAYMENTS, the VAA applies your PURCHASE PAYMENTS and any applicable BONUS CREDITS and PERSISTENCY CREDITS to buy shares in one or more of the funds. See Investments of the variable annuity account -- Description of the funds.

WHO INVESTS MY MONEY? Several different investment advisors manage the funds. See Investments of the variable annuity account -- Investment adviser.

HOW DOES THE CONTRACT WORK? If we approve your application, we will send you a contract. When you make PURCHASE PAYMENTS during the accumulation phase, you may receive BONUS CREDITS, and you buy ACCUMULATION UNITS. If you decide to receive an ANNUITY PAYOUT your ACCUMULATION UNITS are converted to ANNUITY UNITS. Your ANNUITY PAYOUTS will be based on the number of ANNUITY UNITS you received and the value of each ANNUITY UNIT on payout days. See The contracts.

WHAT CHARGES DO I PAY UNDER THE CONTRACT? If you withdraw PURCHASE PAYMENTS, you pay a surrender charge from 0% to 8.0% of the surrendered or withdrawn PURCHASE PAYMENTS, depending upon how many CONTRACT YEARS those payments have been in the contract as well as the CONTRACT OPTION you have chosen. We may waive surrender charges in certain situations. See Surrender charge.

We will deduct any applicable premium tax from PURCHASE PAYMENTS or CONTRACT VALUE at the time the tax is incurred or at another time we choose.


We apply a charge to the daily net asset value of the VAA. This charge consists of a mortality and expense risk charge equal to an annual rate of 0.85% for the Contract Value Death Benefit; 1.15% for the EGMDB; 1.60% for the EGMDB with Bonus Credit; and 1.80% for the EEB Rider with Bonus Credit. There is an administrative charge of 0.15% in addition to all of the above mortality and expense risk charges. See Charges and other deductions.


The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectus for the funds.

Charges may also be imposed during the regular income or ANNUITY PAYOUT period. See The contracts and Annuity payouts.

For information about the compensation we pay for sales of the contracts, see The contracts -- Commissions.

WHAT PURCHASE PAYMENTS DO I MAKE, AND HOW OFTEN? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The contracts -- Purchase payments.

WHAT IS A BONUS CREDIT AND A PERSISTENCY CREDIT? If you choose a CONTRACT OPTION that offers BONUS CREDITS, when PURCHASE PAYMENTS are made, LINCOLN LIFE will credit an additional amount to the contract, known as a BONUS CREDIT. The amount of the BONUS CREDIT is 3% of the PURCHASE PAYMENT. All BONUS CREDITS become part of the CONTRACT VALUE at the same time as the corresponding PURCHASE PAYMENTS. BONUS CREDITS are not considered to be PURCHASE PAYMENTS. See The contracts -- Bonus credits.

A PERSISTENCY CREDIT equal to an annual rate of 0.45% of CONTRACT VALUE less PURCHASE PAYMENTS that have been in the contract less than seven calendar years will be credited on a quarterly basis after the seventh anniversary. See The contracts -- Persistency credits.

Certain CONTRACT OPTIONS have no provision for BONUS CREDITS but may have lower mortality and expense risk charges and/or lower surrender charges. The amount of the BONUS CREDITS may, over time, be offset by additional fees and charges. However, the PERSISTENCY CREDITS are designed to fully or partially offset these additional fees and charges. We encourage you to talk with your financial adviser and determine which CONTRACT OPTION is most appropriate for you.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED? If you decide to annuitize, you may select an annuity option and start receiving ANNUITY PAYOUTS from your contract as a fixed option or variable option or a combination of both. See Annuity payouts -- Annuity options. REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY LOSS, IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? Your BENEFICIARY will receive the DEATH BENEFIT proceeds based upon the CONTRACT OPTION you elect. Your BENEFICIARY has options as to how the DEATH BENEFIT is paid. In the alternative, you may choose to receive a DEATH BENEFIT on the death of the ANNUITANT. See The contracts -- Death benefit before the annuity commencement date. See INCOME4LIFE(SM) SOLUTIONS (IRA).

MAY I TRANSFER CONTRACT VALUE BETWEEN VARIABLE OPTIONS AND BETWEEN THE FIXED SIDE OF THE CONTRACT? Yes, with certain limits. See The contracts -- Transfers between subaccounts on or before the annuity commencement date, Transfers following the annuity commencement date, and Transfers to and from the general account on or before the annuity commencement date.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and other deductions. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our home office. In most states you assume the risk of any market drop on PURCHASE PAYMENTS you allocate to the variable side of the contract. We will not refund any applicable BONUS CREDITS credited to your CONTRACT VALUE if you elect to cancel your contract; however, we will assume the risk of investment loss on the BONUS CREDITS. See Return privilege.

CONDENSED FINANCIAL INFORMATION FOR THE VARIABLE ANNUITY ACCOUNT


Since the contract was not available as of December 31, 2000, ACCUMULATION UNIT values are not included in this Prospectus or in the SAI.


INVESTMENT RESULTS

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. THE ANNUAL PERFORMANCE OF THE SUBACCOUNTS IS BASED ON PAST PERFORMANCE AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. SEE THE SAI FOR FURTHER INFORMATION.

FINANCIAL STATEMENTS

The financial statements of the VAA and the statutory-basis financial statements of LINCOLN LIFE are located in the SAI. You may obtain a free copy by writing Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801 or calling 1-800-4LINCOLN (454-6265).

THE LINCOLN NATIONAL LIFE INSURANCE CO.

The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities, and is also a professional reinsurer. LINCOLN LIFE is wholly owned by Lincoln National Corp. (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.


The acquisition of the life reinsurance business of LNC by Swiss Re Life & Health America, Inc. (Swiss Re) was completed on December 7, 2001. This sale included the indemnity reinsurance by Swiss Re of a block of reinsurance business written on Lincoln Life paper. The transaction also included a sale by Lincoln Life to Swiss Re of four wholly-owned subsidiaries: Lincoln National Reassurance Company and Lincoln National Health & Casualty Insurance Company, Indiana insurance companies Special Pooled Risk Administrators, Inc. a New Jersey company and Lincoln Re S.A., an Argentinean corporation.


FIXED SIDE OF THE CONTRACT

PURCHASE PAYMENTS, BONUS CREDITS and PERSISTENCY CREDITS allocated to the fixed side of the contract become part of LINCOLN LIFE'S general account, and DO NOT participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, LINCOLN LIFE has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. LINCOLN LIFE has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

PURCHASE PAYMENTS, BONUS CREDITS and PERSISTENCY CREDITS allocated to the fixed side of the contract are guaranteed to be credited with a minimum interest rate, specified in the contract, of at least 3.0%. LINCOLN LIFE intends to credit lower interest rates to CONTRACT OPTIONS that offer BONUS CREDITS than to CONTRACT OPTIONS that do not offer BONUS CREDITS. A PURCHASE PAYMENT and any corresponding BONUS CREDIT and/or PERSISTENCY CREDIT allocated to the fixed side of the contract are credited with interest beginning on the next calendar day following the date of receipt if all data is complete. LINCOLN LIFE may vary the way in which it credits interest to the fixed side of the contract from time to time.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LINCOLN LIFE'S SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

VARIABLE ANNUITY ACCOUNT (VAA)

On June 3, 1981, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LINCOLN LIFE. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LINCOLN LIFE. LINCOLN LIFE is the issuer of the contracts, and the obligations set forth in the contract, other than those of the CONTRACTOWNER, are LINCOLN LIFE'S. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. YOU ASSUME THE FULL INVESTMENT RISK FOR ALL AMOUNTS PLACED IN THE VAA.

The VAA is used to support other annuity contracts offered by LINCOLN LIFE in addition to the contract described in this Prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this Prospectus. These other annuity contracts may have different charges that could affect performance of a SUBACCOUNT. Similarly, different CONTRACT OPTIONS have different charges, which may affect SUBACCOUNT performance.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT


You decide the SUBACCOUNT(S) to which you allocate PURCHASE PAYMENTS. Applicable BONUS CREDITS are allocated to the SUBACCOUNTS at the same time and at the same percentages as the PURCHASE PAYMENTS being made. There is a separate SUBACCOUNT which corresponds to each class of each fund of the SERIES. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.


INVESTMENT ADVISERS

The investment advisers of the funds are:

AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by AIM Advisors, Inc.

Alliance Variable Products Series Fund is managed by Alliance Capital Management, L.P.

American Funds Insurance Series is managed by Capital Research and Management Company.

Delaware Group Premium Funds are managed by Delaware Management Company.

Deutsche Asset Management VIT Funds are managed by Deutsche Asset Management,
Inc.

Fidelity Variable Insurance Product Fund is managed by Fidelity Management and Research Company.

Janus Aspen Series Worldwide Growth Fund is managed by Janus Capital Corp.

Lincoln National Aggressive Growth Fund and Lincoln National Global Asset Allocation Fund are managed by Delaware Lincoln Investment Advisers and sub-advised by Putnam Investment Management, LLC.

Lincoln National Bond Fund, Lincoln National Managed Fund and Lincoln National Money Market Fund are managed by Delaware Lincoln Investment Advisers.

Lincoln National Capital Appreciation Fund is managed by Delaware Lincoln Investment Advisers and sub-advised by Janus Capital Corp.

Lincoln National Equity Income Fund is managed by Delaware Lincoln Investment Advisers and sub-advised by Fidelity Management & Research Company (FMR).

Lincoln National Growth and Income Fund is managed by Delaware Lincoln Investment Advisers and sub-advised by Goldman Sachs Asset Management.

Lincoln National International Fund is managed by Delaware Lincoln Investment Advisers and sub-advised by Delaware International Advisers, Ltd.

Lincoln National Social Awareness Fund and Lincoln National Special Opportunities Fund are managed by Vantage Investment Advisers.

MFS-Registered Trademark- Variable Insurance Trust is managed by Massachusetts Financial Services Company.

Neuberger Berman Advisors Management Trust is managed by Neuberger Berman Management, Inc. and sub-advised by Neuberger Berman, LLC.

Putnam Variable Trust is managed by Putnam Investment Management, LLC.

Additional information regarding the investment advisers to each of the funds may be found in the prospectuses for the funds enclosed in this booklet.

As compensation for their services to the fund, the investment advisers receive a fee from the fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under the Purchase and Redemption of Shares, in the prospectus for the fund.

With respect to a fund, the adviser and/or distributor, or an affiliate thereof, may compensate LINCOLN LIFE (or an affiliate) for administrative, distribution, or other services. We also may receive 12b-1 fees from funds. Some funds may compensate us more than other funds. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by LINCOLN LIFE (or an affiliate). As of the date of this Prospectus, we were receiving compensation from each fund company.

DESCRIPTION OF THE FUNDS

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser.

Following are brief summaries of the investment objectives and policies of the funds. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectuses for the funds, which are included in this booklet. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.


     AFIS GROWTH-INCOME FUND --The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.


     AFIS GROWTH FUND -- The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The Fund is designed for investors seeking capital appreciation through stocks. Investors in the

      Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

     AFIS INTERNATIONAL FUND -- The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The Fund is designed for investors seeking capital appreciation through stocks. Investors in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

     AIM V.I. INTERNATIONAL EQUITY FUND -- Seeks to provide long-term growth of capital.

     AIM V.I. VALUE FUND -- Seeks to achieve long-term growth of capital. Income is a secondary objective.

     ALLIANCE TECHNOLOGY SERIES FUND -- The fund seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes.

     ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO -- Seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations.

     DELAWARE GROWTH & INCOME SERIES -- The fund seeks capital appreciation with current income as a secondary objective.

     DELAWARE REAL ESTATE (REIT) SERIES -- The fund seeks to acheive maximum long-term total return with capital appreciation as a secondary objective by investing in the securities of companies primarily engaged in the real estate industry.

     DELAWARE SMALL CAP VALUE SERIES -- The fund seeks capital appreciation by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

     DELAWARE TREND SERIES -- The fund seeks long-term capital appreciation by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.

     DEUTSCHE VIT EQUITY 500 INDEX FUND -- The fund seeks to match, as closely as possible, before expenses, the performance of the Standard &
      Poor's 500 Composite Stock Price Index (S&P 500 Index), which emphasizes stocks of large US companies.

     DEUTSCHE VIT SMALL CAP INDEX FUND -- The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small US companies.

     FIDELITY VIP CONTRAFUND FUND -- The fund seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.

     FIDELITY VIP GROWTH FUND -- The fund seeks to achieve long-term capital appreciation. The Portfolio normally purchases common stock.

     JANUS AS WORLDWIDE GROWTH FUND -- The fund seeks long-term growth of capital in a manner consistent with the preservation of capital. It pursues this objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the U.S. The Portfolio may at times invest in fewer than five countries or even a single country.

     LINCOLN NATIONAL AGGRESSIVE GROWTH FUND -- The fund seeks to maximize capital appreciation. The fund invests in stocks of smaller, lesser-known companies which have a chance to grow significantly in a short time.

     LINCOLN NATIONAL BOND FUND -- The fund seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

     LINCOLN NATIONAL CAPITAL APPRECIATION FUND -- The fund seeks long-term growth of capital in a manner consistent with preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.

     LINCOLN NATIONAL EQUITY-INCOME FUND -- The fund seeks reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-income stocks and some high-yielding bonds (including junk bonds).

     LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND -- The fund seeks long-term total return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign issuers.

     LINCOLN NATIONAL GROWTH AND INCOME FUND -- The fund seeks long-term capital appreciation. Dividend income is a secondary consideration. The fund seeks this objective through a broadly diversified portfolio of equity securities of large-cap U.S. companies that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy.

     LINCOLN NATIONAL INTERNATIONAL FUND -- The fund seeks long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

     LINCOLN NATIONAL MANAGED FUND -- The fund seeks maximum long-term total return (capital gains plus income) consistent with prudent investment strategy. The fund invests in a mix of stocks, bonds, and money market securities.

     LINCOLN NATIONAL MONEY MARKET FUND -- The fund seeks maximum current income consistent with the preservation of capital. The fund invests in high quality short-term obligations issued by U.S. corporations; the U.S. Government; and federally-chartered banks and U.S. branches of foreign banks.

     LINCOLN NATIONAL SOCIAL AWARENESS FUND -- The fund seeks long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.

     LINCOLN NATIONAL SPECIAL OPPORTUNITIES FUND -- The fund seeks maximum capital appreciation. The fund primarily invests in mid-size companies whose stocks have significant growth potential. Current income is a secondary consideration.

     MFS-REGISTERED TRADEMARK- VARIABLE TRUST CAPITAL OPPORTUNITIES SERIES --
      Seeks capital appreciation.

     MFS-REGISTERED TRADEMARK- VARIABLE TRUST TOTAL RETURN SERIES -- Seeks to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities including short-term obligations, and may be diversified not only by company and industry, but also by security type.

     MFS VARIABLE TRUST UTILITIES SERIES -- The fund seeks capital growth and current income (income above that available for a portfolio invested entirely in equities securities).

     NEUBERGER BERMAN AMT MID-CAP GROWTH FUND -- The fund seeks capital appreciation by investing primarily in common stocks of medium-capitalization companies, using a growth-oriented investment approach.

     NEUBERGER BERMAN AMT REGENCY PORTFOLIO. -- Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The Portfolio seeks to reduce risk by diversifying among different companies and industries.

     PUTNAM HEALTH SCIENCES FUND -- The fund seeks captial appreciation by investing primarily in common stocks of the companies in the health sciences industry.

FUND SHARES

We will purchase shares of the funds at net asset value and direct them to the appropriate SUBACCOUNTS of the VAA. We will redeem sufficient shares of the appropriate funds to pay ANNUITY PAYOUTS, DEATH BENEFITS, surrender/ withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one SUBACCOUNT to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to LINCOLN LIFE, and may be sold to other insurance companies, for investment of the assets of the SUBACCOUNTS established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various CONTRACTOWNERS participating in a fund could conflict. Each of the funds' Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectus for the funds.

REINVESTMENT OF DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

All dividend and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to CONTRACTOWNERS as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

WE RESERVE THE RIGHT, WITHIN THE LAW, TO ADD, DELETE AND SUBSTITUTE SERIES AND/OR FUNDS WITHIN THE VAA. We may also add, delete, or substitute series or funds only for certain classes of CONTRACTOWNERS. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of CONTRACTOWNERS.

Substitutions may be made with respect to existing investments or the investments of future PURCHASE PAYMENTS, or both. We may close SUBACCOUNTS to allocations of PURCHASE PAYMENTS or CONTRACT VALUE, or both, at any time in our sole discretion. The funds, which sell their shares to the SUBACCOUNTS pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the SUBACCOUNTS.

Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion. We will not substitute shares of one fund for another without any necessary approval by the SEC. We will also provide you advance written notice.

CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services -- See Additional services and the SAI for more information about these programs.), maintaining records, administering ANNUITY PAYOUTS, furnishing accounting and valuation services (including the calculation and monitoring of daily SUBACCOUNT values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone and internet fund transfer services. The risks we assume include: the risk that ANNUITANTS receiving ANNUITY PAYOUTS under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that DEATH BENEFITS paid will exceed the actual CONTRACT VALUE; the risk that more owners than expected will qualify for waivers of the contingent deferred sales charge; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales load collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.


DEDUCTIONS FROM THE VAA FOR MULTI-FUND 5


We deduct from the VAA an administrative charge, computed daily, which is equal to an annual rate of 0.15%. We also deduct from the VAA a mortality and expense risk charge, computed daily, which is equal to an annual rate as follows:


    ANNUAL RATE                     CONTRACT OPTION
  -------------------------------------------------------------------
       0.85%       Contract Value Death Benefit
       1.15%       EGMDB
       1.60%       EGMDB with Bonus Credit
       1.80%       EEB Rider with Bonus Credit


SURRENDER CHARGE

A surrender charge applies (except as described below) to surrenders and withdrawals of PURCHASE PAYMENTS that have been invested for the periods indicated as follows:


For the Contract Value Death Benefit and EGMDB CONTRACT OPTIONS:



                                  Number of contract anniversaries
                                  since PURCHASE PAYMENT was invested
  ----------------------------------------------------------------------------------------------
                                  Less than   At least
                                  1 year      1  2  3  4  5  6  7+
  Surrender charge as a
    percentage of the
    surrendered or withdrawn
    PURCHASE PAYMENTS             7%          6  5  4  3  2  1  0



For the EGMDB with Bonus Credit and EEB Rider with Bonus Credit Contract
Options:



                                  Number of contract anniversaries
                                  since PURCHASE PAYMENT was invested
  ----------------------------------------------------------------------------------------------
                                  Less than   At least
                                  1 year      1  2  3  4  5  6  7+
  Surrender charge as a
    percentage of the
    surrendered or withdrawn
    PURCHASE PAYMENTS             8%          7  6  5  4  3  2  0


A surrender charge does not apply to:

1. A surrender or withdrawal of PURCHASE PAYMENTS that have been invested at least seven full CONTRACT YEARS.

2. Withdrawals of CONTRACT VALUE during a CONTRACT YEAR to the extent that the total CONTRACT VALUE withdrawn during the current CONTRACT YEAR does not exceed the FREE AMOUNT which is equal to 15% of the total PURCHASE PAYMENTS;

3. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of the onset of a permanent and total disability of the CONTRACTOWNER as defined in Section 22(e)(3) of the tax code, after the effective date of the contract and before the 65th birthday of the CONTRACTOWNER. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies. If a CONTRACT OPTION with a BONUS CREDIT is selected, PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.

4. When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;

5. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of admittance of the CONTRACTOWNER to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days. If a CONTRACT OPTION with a BONUS CREDIT is selected, PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.


6. A surrender or withdrawal of any PURCHASE PAYMENTS as a result of the diagnosis of a terminal illness of the CONTRACTOWNER. The diagnosis must occur after the effective date of the contract and result in a life expectancy of less than one year as determined by a qualified professional medical practitioner. If a CONTRACT OPTION with a BONUS CREDIT is selected, PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply.


7. A surrender of the contract as a result of the death of the CONTRACTOWNER, joint owner, if applicable, or ANNUITANT. However if an ANNUITANT is changed for any reason other than death of a prior ANNUITANT the surrender charge is not waived. See The contracts -- Death benefit before annuity commencement date.

8.  A surrender of BONUS CREDITS and PERSISTENCY CREDITS.

9. CONTRACT VALUE applied to calculate the benefit amount under any ANNUITY PAYOUT option made available by LINCOLN LIFE. If a CONTRACT OPTION with a BONUS CREDIT is selected, PURCHASE PAYMENTS must be invested for at least twelve months before this provision will apply. (This does not apply if the INCOME4LIFE-SM- SOLUTION option is selected).

10. Periodic payments made under any ANNUITY PAYOUT option made available by LINCOLN LIFE.

11. Regular income payments made under any INCOME4LIFE(SM) SOLUTION option.

For purposes of calculating the surrender charge on withdrawals, LINCOLN LIFE assumes that:

a. The FREE AMOUNT will be withdrawn from PURCHASE PAYMENTS on a "first in-first out" (FIFO) basis.

b. Prior to the seventh anniversary of the contract, any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:

    1.  from PURCHASE PAYMENTS (on a FIFO basis) until exhausted; then

    2.  from EARNINGS until exhausted; then

    3.  from any applicable BONUS CREDITS.

c. On or after the seventh anniversary of the contract, any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:

    1. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then

    2.  from EARNINGS and any applicable PERSISTENCY CREDITS until exhausted;
        then

    3. from any applicable BONUS CREDITS attributable to PURCHASE PAYMENTS to which a surrender charge no longer applies until exhausted; then

    4. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge still applies until exhausted; then

    5. from any applicable BONUS CREDITS attributable to PURCHASE PAYMENTS to which a surrender charge still applies.

The surrender charge is calculated separately for each CONTRACT YEAR'S PURCHASE PAYMENTS to which a charge applies. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when CONTRACTOWNERS surrender or withdraw before distribution costs have been recovered.

If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the ANNUITANT or joint ANNUITANT will be considered the CONTRACTOWNER or joint owner for purposes of determining when a surrender charge does not apply.

DEDUCTIONS FOR PREMIUM TAXES

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the CONTRACT VALUE when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 5.0%.

OTHER CHARGES AND DEDUCTIONS

Charges may also be imposed during the regular income and ANNUITY PAYOUT period. See INCOME4LIFE(SM) SOLUTIONS (IRA) and (Non-Qualified) and Annuity payouts.

There are additional deductions from and expenses paid out of the assets of the funds that are described elsewhere in this booklet and in the prospectuses for the funds respectively. Among these deductions and expenses are 12b-1 fees which reimburse LINCOLN LIFE for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

ADDITIONAL INFORMATION

The administrative and surrender charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative and surrender charges applicable to a particular contract will be stated in that contract.

THE CONTRACTS

PURCHASE OF CONTRACTS

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for processing a purchase order is received, an initial PURCHASE PAYMENT and any corresponding BONUS CREDIT will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial PURCHASE PAYMENT for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the PURCHASE PAYMENT will be returned immediately. Once the application is complete, the initial PURCHASE PAYMENT and any corresponding BONUS CREDIT must be priced within two business days.

WHO CAN INVEST


To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The CONTRACTOWNER, joint owner and ANNUITANT cannot be older than age 90 (or older than age 81 for IRA's in Pennsylvania).


CONTRACT OPTIONS

At the time you purchase your contract, you must choose one of the following CONTRACT OPTIONS:

    1.  Contract Value Death Benefit;

    2.  EGMDB;


    3.  EGMDB with Bonus Credit; or



    4.  EEB Rider with Bonus Credit.


The following table sets forth the features offered under each CONTRACT OPTION.


                                                                         EEB
                                   CONTRACT                 EGMDB       RIDER
                                    VALUE                    WITH        WITH
                                    DEATH                   BONUS       BONUS
                                   BENEFIT      EGMDB       CREDIT      CREDIT
  Contract Value death benefit        X
  EGMDB                                           X           X
  EEB Rider                                                               X
  BONUS CREDITS                                               X           X


Each CONTRACT OPTION has separate charges, including different mortality and expense risk charges and surrender charges. The Contract Value Death Benefit Contract Option imposes the lowest charges under the contract, while the EEB Rider with Bonus Credit Contract Option has the highest charges. See Charges and other deductions.

CONTRACT OPTIONS offering the EEB Rider are not available if the oldest CONTRACTOWNER, joint owner (if applicable), or ANNUITANT is age 76 or older at the time the EEB Rider would become effective.

For a discussion of the different DEATH BENEFITS offered under each CONTRACT OPTION, see The contracts -- Death benefit before the annuity commencement date.

If you elect a CONTRACT OPTION that offers BONUS CREDITS, we will credit an additional amount to your contract (a BONUS CREDIT) each time you make a PURCHASE PAYMENT, equal to 3% of that PURCHASE PAYMENT. See The contracts -- Bonus credits.

Before choosing a CONTRACT OPTION, you should consider your expectations and needs, and carefully think about the different charges and DEATH BENEFITS offered under each CONTRACT OPTION. You should also consider whether BONUS CREDITS are appropriate for you. We encourage you to talk with your financial advisor to determine the CONTRACT OPTION that best meets your needs.

If you do not select a CONTRACT OPTION, your contract will be issued with the Contract Value Death Benefit Contract Option.

PURCHASE PAYMENTS


PURCHASE PAYMENTS are payable to us at a frequency and in an amount selected by you in the application. The minimum initial PURCHASE PAYMENT is $25,000. The minimum annual amount for additional PURCHASE PAYMENTS is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). PURCHASE PAYMENTS to the fixed side of the contract must be at least $300. PURCHASE PAYMENTS in total may not exceed $2 million without LINCOLN LIFE approval. If you stop making PURCHASE PAYMENTS, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. PURCHASE PAYMENTS may be made or, if stopped, resumed at any time until the ANNUITY COMMENCEMENT DATE, the surrender of the contract, or the death of the CONTRACTOWNER, whichever comes first. LINCOLN LIFE reserves the right to limit PURCHASE PAYMENTS made to the contract.


BONUS CREDITS

The following discussion on BONUS CREDITS applies only to the following CONTRACT
OPTIONS:

    1.  EGMDB with Bonus Credit; and

    2.  EEB Rider with Bonus Credit.

In some states, the term BONUS CREDIT may be referred to as value enhancement or a similar term in the contract.

For each PURCHASE PAYMENT made into the contract, LINCOLN LIFE will credit the contract with a BONUS CREDIT. The amount of the BONUS CREDIT will be added to the value of the contract at the same time and allocated in the same percentage as the PURCHASE PAYMENT. The amount of the BONUS CREDIT is calculated as 3% of the PURCHASE PAYMENT made.


LINCOLN LIFE offers CONTRACT OPTIONS that do not offer BONUS CREDITS. The CONTRACT OPTIONS that do offer BONUS CREDITS assess additional fees and charges that are used to fully or partially recoup BONUS CREDITS paid into the contract by LINCOLN LIFE when PURCHASE PAYMENTS are made. CONTRACT OPTIONS that do not offer BONUS CREDITS and have lower fees and charges may provide larger cash surrender values than these CONTRACT OPTIONS with BONUS CREDITS, depending on the performance of the owner's chosen SUBACCOUNTS. We encourage you to talk with your financial advisor and determine which annuity CONTRACT OPTION is most appropriate for you.


PERSISTENCY CREDITS

The following discussion on PERSISTENCY CREDITS applies only to the following CONTRACT OPTIONS:

    1.  EGMDB with Bonus Credit; and

    2.  EEB Rider with Bonus Credit.

CONTRACTOWNERS electing one of the above listed CONTRACT OPTIONS will also receive a PERSISTENCY CREDIT on a quarterly basis after the seventh contract anniversary. The amount of the PERSISTENCY CREDIT is calculated by multiplying the CONTRACT VALUE, less any PURCHASE PAYMENTS that have not been invested in the contract for at least 7 years, by an annual rate of 0.45%. This PERSISTENCY CREDIT will be allocated quarterly to the variable SUBACCOUNTS and the fixed account in proportion to the CONTRACT VALUE in each variable SUBACCOUNT and fixed account at the time the PERSISTENCY CREDIT is paid into the contract.

There is no additional charge to receive this PERSISTENCY CREDIT, and in no case will the PERSISTENCY CREDIT be less than zero.

VALUATION DATE

ACCUMULATION and ANNUITY UNITS will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (VALUATION DATE). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.

ALLOCATION OF PURCHASE PAYMENTS AND BONUS CREDITS

PURCHASE PAYMENTS allocated to the variable account are placed into the VAA'S SUBACCOUNTS, each of which invests in shares of the class of its corresponding fund, according to your instructions. If you elect a CONTRACT OPTION that offers BONUS CREDITS, corresponding BONUS CREDITS will be allocated to the SUBACCOUNT(S) and/or the fixed side of the contract in the same proportion in which you allocate PURCHASE PAYMENTS.

The minimum amount which can be put into any one SUBACCOUNT is $300. Upon allocation to a SUBACCOUNT, PURCHASE PAYMENTS and any applicable BONUS CREDITS are converted into ACCUMULATION UNITS. The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each SUBACCOUNT by the value of an ACCUMULATION UNIT for that SUBACCOUNT on the VALUATION DATE on which the PURCHASE PAYMENT is received at our home office if received before 4:00 p.m., New York time. If the PURCHASE PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


VALUATION OF ACCUMULATION UNITS

PURCHASE PAYMENTS and BONUS CREDITS allocated to the VAA are converted into ACCUMULATION UNITS. This is done by dividing the amount allocated by the value of an ACCUMULATION UNIT for the VALUATION PERIOD during which the PURCHASE PAYMENTS and BONUS CREDITS are allocated to the VAA. The ACCUMULATION UNIT value for each SUBACCOUNT was or will be established at the inception of the SUBACCOUNT. It may increase or decrease from VALUATION PERIOD to VALUATION PERIOD. The ACCUMULATION UNIT value for a SUBACCOUNT for a later VALUATION PERIOD is determined as follows:

    (1) The total value of the fund shares held in the SUBACCOUNT is calculated by multiplying the number of fund shares owned by the SUBACCOUNT at the beginning of the VALUATION PERIOD by the net asset value per share of the fund at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the VALUATION PERIOD; minus

    (2) The liabilities of the SUBACCOUNT at the end of the VALUATION PERIOD; these liabilities include daily charges imposed on the SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

    (3) The result is divided by the number of SUBACCOUNT units outstanding at the beginning of the VALUATION PERIOD.


The daily charges imposed on a SUBACCOUNT for any VALUATION PERIOD are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the VALUATION PERIOD. Because a different daily charge is imposed for each of the CONTRACT OPTIONS, each of the four types of CONTRACT OPTIONS will have different corresponding ACCUMULATION UNIT values on any given day.


TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY COMMENCEMENT DATE

After the first thirty days from the effective date of the contract, you may transfer all or a portion of your investment from one SUBACCOUNT to another. A transfer involves the surrender of ACCUMULATION UNITS in one SUBACCOUNT and the purchase of ACCUMULATION UNITS in the other SUBACCOUNT. A transfer will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received.

Transfers (within and/or between the variable and the fixed account) are limited to twelve (12) times per contract year, unless otherwise authorized by LINCOLN LIFE. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, portfolio rebalancing, or cross-reinvestment programs elected on forms available from us. (See Additional services and the SAI for more information on these programs.) We may require that the minimum amount which may be transferred between SUBACCOUNTS is $300 (or the entire amount in the SUBACCOUNT, if less than $300). If the transfer from a SUBACCOUNT would leave you with less than $300 in the SUBACCOUNT, we may transfer the total balance of the SUBACCOUNT.

A transfer request may be made to our home office using written, telephone or electronic instructions, if the appropriate authorization is on file with us. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the CONTRACTOWNER a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the CONTRACTOWNER on the next VALUATION DATE.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems at LINCOLN LIFE, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our home office.

Requests for transfers will be processed on the VALUATION DATE that they are received when they are received in our customer service center before the end of the VALUATION DATE (normally, 4 p.m. New York time).

When thinking about a transfer of CONTRACT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the subaccounts, and should LINCOLN LIFE become aware of such disruptive practices, LINCOLN LIFE may refuse to permit such transfers.

Transfers may be delayed as permitted by the 1940 Act.

TRANSFERS TO AND FROM THE
GENERAL ACCOUNT ON OR BEFORE THE
ANNUITY COMMENCEMENT DATE


After the first thirty days from the effective date of your contract, you may transfer all or any part of the CONTRACT VALUE from the SUBACCOUNT(S) to the fixed side of the contract. The minimum amount which can be transferred to the fixed side is $300 or the total amount in the SUBACCOUNT, if less than $300. However, if a transfer from a SUBACCOUNT would leave you with less than $300 in the SUBACCOUNT, we may transfer the total amount to the fixed side.


You may also transfer part of the CONTRACT VALUE from the fixed side of your contract to the various SUBACCOUNT(S) subject to the following restrictions:
(1) the sum of the percentages of fixed value transferred is limited to 25% of the value of the fixed account in any 12 month period; and (2) the minimum amount which can be transferred is $300 or the amount in the fixed account.

These transfers cannot be elected more than twelve times (within and/or between the variable and the fixed account) every CONTRACT YEAR. We reserve the right to waive these restrictions. These restrictions do not apply to transfers made under the automatic transfer programs of dollar cost averaging, portfolio rebalancing or cross-reinvestment programs elected on forms available from us. See Additional services and the SAI for more information on these programs.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE


If you select an INCOME4LIFE(SM) SOLUTION option your transfer rights and restrictions for the variable SUBACCOUNTS are the same as they were on or before the ANNUITY COMMENCEMENT DATE, except that no money may be transferred to the fixed side of the contract.


If you do not select an INCOME4LIFE(SM) SOLUTION option, you may transfer all or a portion of your investment in one SUBACCOUNT to another SUBACCOUNT in the VAA or to the fixed side of the contract. Those transfers will be limited to three times per CONTRACT YEAR. You may also transfer from a variable annuity payment to a fixed annuity payment. NO TRANSFERS ARE ALLOWED FROM THE FIXED SIDE OF THE CONTRACT TO THE SUBACCOUNTS.

ADDITIONAL SERVICES

There are four additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. In order to take advantage of one of these services, you will need to complete the election form for the service that is available from us. For further detailed information on these services, please see Additional services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the fixed account or certain variable SUBACCOUNTS into the variable SUBACCOUNTS on a monthly basis.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your CONTRACT VALUE.

The cross-reinvestment service allows you to automatically transfer the account value in a designated variable SUBACCOUNT that exceeds a baseline amount to another specific variable SUBACCOUNT at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of CONTRACT VALUE allocated to each variable account SUBACCOUNT. The rebalancing may take place monthly, quarterly, semi-annually or annually.

DEATH BENEFIT BEFORE THE ANNUITY COMMENCEMENT DATE

You may designate a BENEFICIARY during your lifetime and change the BENEFICIARY by filing a written request with our home office. Each change of BENEFICIARY revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of BENEFICIARY. You may pre-select an ANNUITY PAYOUT option as a method of paying the DEATH BENEFIT to a BENEFICIARY. If you do, the BENEFICIARY cannot change this payout option.


Upon the death of the CONTRACTOWNER, a DEATH BENEFIT will be paid to the BENEFICIARY. Upon the death of a joint owner, the DEATH BENEFIT will be paid to the surviving joint owner. Upon the death of an ANNUITANT who is not the CONTRACTOWNER or joint owner, a DEATH BENEFIT may be paid to the CONTRACTOWNER (and joint owner, if applicable, in equal shares). If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the ANNUITANT will be treated as death of the CONTRACTOWNER. Only the CONTRACT VALUE as of the day LINCOLN LIFE approves the payment of the claim is available on the death of the CONTRACTOWNER or joint owner, if the CONTRACTOWNER or joint owner was changed subsequent to the effective date of this contract unless the change occurred because of the death of the prior CONTRACTOWNER or joint owner.

If an ANNUITANT who is not the CONTRACTOWNER or joint owner dies, then the contingent ANNUITANT, if named, becomes the ANNUITANT and no DEATH BENEFIT is payable on the death of the ANNUITANT. If no contingent ANNUITANT is named, the CONTRACTOWNER (or younger of joint owners) becomes the ANNUITANT. Alternatively, a DEATH BENEFIT may be paid to the CONTRACTOWNER (and joint owner, if applicable, in equal shares) if the ANNUITANT named on this contract has not been changed, unless the change occurred because of the death of a prior ANNUITANT.


Notification of the election of this DEATH BENEFIT must be received by LINCOLN LIFE within 75 days of the death of the ANNUITANT. The contract terminates when any DEATH BENEFIT is paid due to the death of the ANNUITANT. Only the Contract Value Death Benefit is available on the death of the ANNUITANT if the ANNUITANT has been changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior ANNUITANT.



Notwithstanding any provision of this contract to the contrary, the payment of DEATH BENEFITS provided under this contract must be made in compliance with Code
Section 72(s) or 401(a)(9) as applicable, as amended from time to time. DEATH BENEFITS may be taxable. See Federal tax matters.


CONTRACT VALUE DEATH BENEFIT. If you elect the Contract Value Death Benefit Contract Option, LINCOLN LIFE will pay a DEATH BENEFIT equal to the CONTRACT VALUE on the VALUATION DATE the DEATH BENEFIT is approved by LINCOLN LIFE for payment.


ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB). The DEATH BENEFIT, if you elect a CONTRACT OPTION with the EGMDB, will be equal to the greatest of:
(1) the CONTRACT VALUE as of the day on which LINCOLN LIFE approves the payment of the claim; (2) the sum of all PURCHASE PAYMENTS less the sum of all withdrawals, including any applicable charges, and premium taxes incurred, if any; or (3) the highest CONTRACT VALUE which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any PURCHASE PAYMENTS on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the CONTRACTOWNER, joint owner (if applicable) or ANNUITANT, for whom a death claim is approved for payment. The highest CONTRACT VALUE is increased by PURCHASE PAYMENTS and is decreased by partial withdrawals, including any applicable charges, and any premium taxes incurred on or subsequent to the contract anniversary on which the highest CONTRACT VALUE is obtained.


ESTATE ENHANCEMENT BENEFIT RIDER ("EEB RIDER"). The amount of DEATH BENEFIT payable under the EEB Rider with Bonus Credit Contract Option is the greatest of the following four amounts:

    1) The CONTRACT VALUE on the VALUATION DATE the DEATH BENEFIT is approved by LINCOLN LIFE for payment.


    2) The sum of all PURCHASE PAYMENTS, minus all withdrawals, including any applicable charges, and premium taxes incurred, if any.



    3) The highest CONTRACT VALUE which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any PURCHASE PAYMENTS on that contract anniversary) prior to the 81st birthday of the deceased CONTRACTOWNER, joint owner (if applicable), or ANNUITANT and prior to the death of the CONTRACTOWNER, JOINT OWNER OR ANNUITANT for whom a death claim is approved for payment. The highest CONTRACT VALUE is increased by PURCHASE PAYMENTS made on or after that contract anniversary on which the highest CONTRACT VALUE is obtained. It is decreased by partial withdrawals, including any applicable charges, and premium taxes incurred, if any, on or after that contract anniversary on which the highest CONTRACT VALUE is obtained.


    4) The CONTRACT VALUE on the VALUATION DATE the DEATH BENEFIT is approved by LINCOLN LIFE for payment plus an amount equal to the Enhancement Rate times the lesser of: (1) the contract earnings; or (2) the covered earnings limit. [Note: If there are no contract EARNINGS, there will not be an amount provided under this item (4).]

The Enhancement Rate is based on the age of the oldest CONTRACTOWNER, joint owner (if applicable), or ANNUITANT on the date when the Rider becomes effective. If the oldest is under age 70,the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. CONTRACT OPTIONS offering the EEB Rider are not available if the oldest CONTRACTOWNER, joint owner (if applicable) or ANNUITANT is age 76 or older at the time the Rider would become effective.

Contract earnings equals:

    1) the CONTRACT VALUE as of the date of death of the individual for whom a death claim is approved by LINCOLN LIFE for payment; minus

    2) the CONTRACT VALUE as of the effective date of this Rider (determined before the allocation of any PURCHASE PAYMENTS on that date); minus

    3) each PURCHASE PAYMENT that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus

    4) the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The covered earnings limit equals 200% of:

    1) the CONTRACT VALUE as of the effective date of this Rider (determined before the allocation of any PURCHASE PAYMENTS on that date); plus

    2) each PURCHASE PAYMENT that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of to the CONTRACTOWNER, joint owner (if applicable) or ANNUITANT; minus

    3) the amount by which each withdrawal made on or after the effective date of the Rider and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The Estate Enhancement Benefit will not be paid if the CONTRACTOWNER, joint owner or ANNUITANT is changed after the effective date of the Rider unless the change is the result of the surviving spouse continuing the contract. A change in CONTRACTOWNER, joint owner (if applicable), or ANNUITANT will reduce the DEATH BENEFIT to the CONTRACT VALUE for the new individual.

CONTRACT OPTIONS OFFERING THE EEB RIDER MAY NOT BE AVAILABLE IN ALL STATES AND ARE NOT CURRENTLY AVAILABLE FOR CONTRACTS SOLD AS IRAS OR ROTH IRAS. PLEASE CHECK WITH YOUR INVESTMENT REPRESENTATIVE REGARDING AVAILABILITY. Contracts purchased before the EEB Rider becomes available in your state may add the Rider if it becomes available, but the request to add the Rider must be received by LINCOLN LIFE prior to March 1, 2002 or six months after state approval, whichever is later. Contracts purchased after the Rider becomes available in your state may only elect CONTRACT OPTIONS offering the Rider at the time of purchase.

If you elect a CONTRACT OPTION offering the EEB Rider after purchase, the EEB Rider will take effect as of the VALUATION DATE following our receipt of the election request, and we will begin deducting the charge for that CONTRACT OPTION as of that date. Should you elect a CONTRACT OPTION offering the EEB Rider at time of purchase the EEB Rider will take effect on the VALUATION DATE at time of issue and we will begin deducting the charge on that date.

AS CONTRACT OPTIONS OFFERING THIS RIDER MAY NOT BE AVAILABLE TO ALL CLASSES OF CONTRACTOWNERS, PLEASE CONTACT YOUR INVESTMENT REPRESENTATIVE.


ACCUMULATED BENEFIT ENHANCEMENT (ABE) In addition to the DEATH BENEFIT offered under the contract, we also provide to CONTRACTOWNERS of non-qualified contracts an Accumulated Benefit Enhancement (ABE) Death Benefit option, if requested at the time of application, at no additional charge. All CONTRACTOWNERS, joint owners and ANNUITANTS must be under the age of 76 as of the contract date (as shown in your contract) to select this benefit. The ABE Death Benefit is available if the cash surrender value of the exchanged contract(s) is at least $50,000 at the time of the surrender(amounts above $2,000,000 will require LINCOLN LIFE approval) and you are utilizing the proceeds of a variable annuity contract of an insurer not affiliated with LINCOLN LIFE to purchase the contract. Existing contracts with loans or collateral assignments are not eligible for this benefit. In addition, for the ABE Death Benefit to apply, the CONTRACTOWNER, joint owner and ANNUITANTS of this contract must have been an owner(s) or ANNUITANT of the prior contract(s).



The ABE Death Benefit is only available if a CONTRACT OPTION with the EGMDB or EEB Rider is purchased. Whenever this ABE Death Benefit is in effect, the death benefit amount will be the greater of the DEATH BENEFIT chosen under the contract and this ABE Death Benefit.



Upon the death of any CONTRACTOWNER, joint owner or annuitant, the ABE Death Benefit will be equal to the sum of all PURCHASE PAYMENTS made under the new contract, plus the Enhancement Amount, minus all withdrawals, including any applicable charges and any premium tax incurred. However, if the death occurs in the first CONTRACT YEAR, only 75% of the Enhancement Amount will be used to calculate the ABE Death Benefit.



The Enhancement Amount is equal to the excess of the prior contract's documented death benefit(s) over the actual cash surrender value received by LINCOLN LIFE. However, LINCOLN LIFE will impose a limit on the prior contract's death benefit equal to the lesser of:



    1)  140% of the prior contract's cash value; or



    2)  the prior contract's cash value plus $400,000.



In addition, if the actual cash surrender value received by LINCOLN LIFE is less than 95% of the documented cash value from the prior carrier, the prior contract's death benefit will be reduced proportionately according to the reduction in cash value amounts.



For this ABE Death Benefit to be effective, documentation of the death benefit and cash value from the prior carrier(s) must be provided to LINCOLN LIFE at the time of the application. LINCOLN LIFE will only accept these amounts in a format provided by the prior carrier. Examples of this documentation include: the prior company's periodic customer statement, a statement on the prior company's letterhead, or a printout from the prior company's website. This documentation cannot be more than ninety (90) days old at the time of the application. You may provide updated documentation prior to the contract date if it becomes available from your prior carrier.



If more than one annuity contract is exchanged to LINCOLN LIFE, the ABE Death Benefit will be calculated for each prior contract separately, and then added together to determine the total ABE Death Benefit.



Upon the death of any contractowner, joint owner or annuitant who was not a CONTRACTOWNER or ANNUITANT on the contract date, the ABE Death Benefit will be equal to the CONTRACT VALUE under the new contract as of the date the death claim is approved by LINCOLN LIFE for payment (unless the change occurred because of the death of a CONTRACTOWNER, joint owner or ANNUITANT). If any CONTRACTOWNER, joint owner or ANNUITANT is changed due to a death and the new CONTRACTOWNER, joint owner or ANNUITANT is age 76 or older when added to the contract, then the ABE Death Benefit for this new CONTRACTOWNER, joint owner or ANNUITANT will be equal to the CONTRACT VALUE as of the date the death claim is approved by LINCOLN LIFE for payment.



This ABE Death Benefit will terminate on the earliest of:



    1) the VALUATION DATE the selected DEATH BENEFIT option of the contract is changed;



    2)  the ANNUITY COMMENCEMENT DATE;



    3)  the effective date of the INCOME4LIFE(SM) SOLUTION.



It is important to realize that this ABE Death Benefit will in many cases be less than the death benefit from your prior carrier. This is always true in the first year, when only 75% of the Enhancement Amount is available.



The ABE Death Benefit may not be available in all states. Please check with your investment representative regarding availability.


GENERAL DEATH BENEFIT INFORMATION


THE CONTRACT VALUE DEATH BENEFIT, THE EGMDB, THE EEB RIDER AND THE ABE DEATH BENEFIT OPTION ARE SEPARATE DEATH BENEFITS, DEPENDING ON THE CONTRACT OPTION YOU CHOOSE. THESE DEATH BENEFITS TERMINATE IF YOU ELECT AN INCOME4LIFE(SM) SOLUTION.


If there are joint owners, upon the death of the first CONTRACTOWNER, LINCOLN LIFE will pay a DEATH BENEFIT to the surviving joint owner. The surviving joint owner will be treated as the primary, designated BENEFICIARY. Any other BENEFICIARY designation on record at the time of death will be treated as a contingent BENEFICIARY. If the surviving joint owner is the spouse of the deceased joint owner he/she may continue the contract as sole CONTRACTOWNER. Upon the death of the spouse who continues the contract, LINCOLN LIFE will pay a DEATH BENEFIT to the designated BENEFICIARY(S).

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue the contract as owner. Should the surviving spouse elect to continue the contract a portion of the DEATH BENEFIT may be credited to the contract. Any portion of the DEATH BENEFIT that would have been payable (if the contract had not been continued) that exceeds the current CONTRACT VALUE will be credited to the contract.


If the contract is continued in this way, and the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the ANNUITANT at the time the Estate Enhancement Benefit is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current CONTRACT VALUE (after crediting any DEATH BENEFIT amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving ANNUITANT is 76 or older, the DEATH BENEFIT payable will become the EGMDB and the total annual charge will be reduced to 1.75%.


The value of the DEATH BENEFIT will be determined as of the date on which the death claim is approved for payment. Approval of payment will occur upon receipt of: (1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; (2) written authorization for payment; and (3) our receipt of all required claim forms, fully completed (including selection of a settlement option). If the BENEFICIARY is a minor, court documents appointing the guardian/custodian must be submitted.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY:

1. If any BENEFICIARY dies before the CONTRACTOWNER, that BENEFICIARY'S interest will go to any other BENEFICIARIES named, according to their respective interests; and/ or

2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

Unless the CONTRACTOWNER has already selected a settlement option, the BENEFICIARY may choose the method of payment of the DEATH BENEFIT. The DEATH BENEFIT payable to the BENEFICIARY or joint owner must be distributed within five years of the CONTRACTOWNER'S date of death unless the BENEFICIARY begins receiving within one year of the CONTRACTOWNER'S death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the BENEFICIARY'S life expectancy.

If the DEATH BENEFIT becomes payable, the RECIPIENT may elect to receive payment either in the form of a lump sum settlement or an ANNUITY PAYOUT. Upon the death of the ANNUITANT Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of DEATH BENEFITS. This payment may be postponed as permitted by the Investment Company Act of 1940.

OWNERSHIP

The owner on the date of issue will be the person designated in the contract specifications. If no owner is designated, the ANNUITANT(S) will be the owner. The owner may name a joint owner.

As CONTRACTOWNER, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred. Non-qualified contracts may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

JOINT OWNERSHIP

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

ANNUITANT

The following rules apply prior to the ANNUITY COMMENCEMENT DATE. You may name only one ANNUITANT [unless you are a tax-exempt entity, then you can name two joint ANNUITANTS]. You (if the CONTRACTOWNER is a natural person) have the right to change the ANNUITANT at any time by notifying LINCOLN LIFE of the change. The new ANNUITANT must be under age 90 as of the effective date of the change. This change may cause a loss of the DEATH BENEFIT on the death of the ANNUITANT. See The contracts -- Death benefit before the annuity commencement date. A contingent ANNUITANT may be named or changed by notifying LINCOLN LIFE in writing.

On or after the ANNUITY COMMENCEMENT DATE, the ANNUITANT or joint ANNUITANTS may not be changed. Contingent ANNUITANT designations are no longer applicable.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY COMMENCEMENT DATE, we will allow the surrender of the contract or a withdrawal of the CONTRACT VALUE upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the ANNUITY COMMENCEMENT DATE depend upon the annuity option you select. See Annuity payouts -- Annuity options.


The amount available upon surrender/withdrawal is the CONTRACT VALUE less any applicable charges, fees, and taxes at the end of the VALUATION PERIOD during which the written request for surrender/withdrawal is received at the home office. The minimum amount which can be withdrawn is $300. If a withdrawal would reduce your CONTRACT VALUE below $1,000, we may surrender the contract. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all SUBACCOUNTS within the VAA and from the general account in the same proportion that the amount of withdrawal bears to the total CONTRACT VALUE. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the home office. The payment may be postponed as permitted by the 1940 Act.


There are charges associated with surrender of a contract or withdrawal of CONTRACT VALUE. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining CONTRACT VALUE. See Charges and other deductions.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal tax matters.

LINCOLN LIFE reserves the right to surrender this contract if any withdrawal reduces the total CONTRACT VALUE to a level at which this contract may be surrendered in accordance with applicable law for individual deferred annuities.

INCOME4LIFE(SM) SOLUTION FOR IRA CONTRACTS


The INCOME4LIFE(SM) SOLUTION for IRA Contracts provides you variable, periodic regular income payments. This option, when available in your state, is subject to a charge, (imposed only during the payout phase) computed daily, equal to an annual rate of 1.30% (for CONTRACT OPTIONS without BONUS CREDITS) or 1.75% (for CONTRACT OPTIONS with BONUS CREDITS) of the net asset value of the VAA. This charge consists of an administrative charge of 0.15% and a mortality and expense risk charge of 1.15% (for CONTRACT OPTIONS without BONUS CREDITS) or 1.60% (for CONTRACT OPTIONS with BONUS CREDITS). If the INCOME4LIFE(SM) SOLUTION begins at issue, the charge will begin on the effective date of a new contract. The charge will begin fourteen days prior to the date the initial regular income payment is due based on the CONTRACTOWNER'S election for existing contracts.



The INCOME4LIFE(SM) SOLUTION is only available for IRA and Roth IRA contracts (excluding SEP and SARSEP markets) with a CONTRACT VALUE of $50,000 or more and only if the ANNUITANT is age 59 1/2 or older at the time the option is elected. You may elect the INCOME4LIFE(SM) SOLUTION at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office. If you make additional PURCHASE PAYMENTS, an option to start a new program under the

INCOME4LIFE(SM) SOLUTION may be provided. There is no guarantee that the INCOME4LIFE(SM) solution will be available in the future as we reserve the right to discontinue this option at any time.



Your CONTRACT OPTION and any prior DEATH BENEFIT election will terminate once you elect the INCOME4LIFE(SM) SOLUTION.


Please refer to Federal tax matters for a discussion of the tax consequences of distributions from qualified retirement plans.

If an INCOME4LIFE(SM) SOLUTION is selected, the applicable transfer provisions among SUBACCOUNTS will continue to be those specified in your annuity contract for transfers on or before the ANNUITY COMMENCEMENT DATE. See The contracts.

Assumed interest rates of 3%, 4%, 5% and 6% may be available. See Annuity payouts -- Variable annuity payouts for a more detailed explanation.


REGULAR INCOME. The INCOME4LIFE(SM) SOLUTION option provides for variable, periodic regular income payments during a defined period of time (the Access Period), and after the Access Period for as long as an ANNUITANT is living. We determine the initial regular income payment based in part on the assumed investment rate you choose. Subsequent regular income payments will be adjusted annually with the performance of the SUBACCOUNTS selected. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%. Regular income payments are not subject to any surrender charges. See Charges and other deductions.


ACCESS PERIOD. During the Access Period you select, you will also be able to access your Account Value through withdrawals. We will establish the minimum (currently 5 years) (as defined below) and maximum Access Periods at the time you elect the INCOME4LIFE(SM) SOLUTION. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. If you do, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life.

ACCOUNT VALUE. The initial Account Value is the CONTRACT VALUE at the time you elect the INCOME4LIFE(SM) SOLUTION. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses, and will be reduced by regular income payments made and any withdrawals taken.

After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero. Regular income payments will continue for as long as any ANNUITANT is living, and will continue to be adjusted for investment performance of the SUBACCOUNTS your ANNUITY UNITS are invested in.

WITHDRAWALS. You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced proportionately. See Federal tax matters -- Tax treatment of qualified contracts. Withdrawals are subject to any applicable surrender charges, except when amounts may be withdrawn free of surrender charges. See Charges and other deductions.

SURRENDER. At any time during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.

SURVIVOR BENEFIT. During the Access Period the survivor benefit is the Account Value. If you die during the Access Period, the INCOME4LIFE(SM) SOLUTION will terminate. Your BENEFICIARY may start a new INCOME4LIFE(SM) SOLUTION program. If your spouse was a measuring life and the spouse dies, the regular income payment may be recalculated. Following the Access Period, the survivor benefit will be the remaining guaranteed regular income payments, if any; otherwise, there is no survivor benefit.

DELAY OF PAYMENTS

Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (other than weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect CONTRACTOWNERS.

REINVESTMENT PRIVILEGE

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned. This election must be made within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. A representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of

ACCUMULATION UNITS which will be credited when the proceeds are reinvested will be based on the value of the ACCUMULATION UNIT(S) on the next VALUATION DATE. This computation will occur following receipt of the proceeds and request for reinvestment at the home office. You may utilize the reinvestment privilege only once. If your CONTRACT OPTION offers BONUS CREDITS, no BONUS CREDITS will apply when a reinvestment purchase occurs. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS


Commissions are paid to dealers under different commission options. The maximum commission paid as a percentage of each purchase payment is 5.00%, plus an annual continuing commission up to .55% of the value of PURCHASE PAYMENTS invested for at least 15 months; plus up to .10% of the value of PURCHASE PAYMENTS while the EGMDB is in effect. Upon annuitization, the commissions paid to dealers are a maximum of 6.00% of account annuitized and/or an annual continuing commission of up to 1.00% (or up to 1.10% for dealers maintaining certain sales volume levels) of statutory reserves. These commissions are not deducted from PURCHASE PAYMENTS, BONUS CREDITS or CONTRACT VALUE; they are paid by us.


CONTRACTOWNER QUESTIONS

The obligations to purchasers under the contracts are those of LINCOLN LIFE. Questions about your contract should be directed to us at 1-800-4LINCOLN (454-6265).

ANNUITY PAYOUTS

When you apply for a contract, you may select any ANNUITY COMMENCEMENT DATE permitted by law.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the CONTRACT VALUE may be used to purchase an annuity.

You may elect ANNUITY PAYOUTS in monthly, quarterly, semiannual or annual installments. If the payouts from any SUBACCOUNT would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

Your CONTRACT OPTION will terminate once ANNUITY PAYOUTS begin.

ANNUITY OPTIONS

LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYOUTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYOUT; ONLY ONE PAYOUT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYOUT, AND SO ON.

LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the ANNUITANT. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. This option offers a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. The payouts continue during the lifetime of the survivor. The designated period is selected by the CONTRACTOWNER.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two thirds of the periodic payout made when both were alive.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY WITH GUARANTEED PERIOD. This option provides a periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the ANNUITANTS dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

UNIT REFUND LIFE ANNUITY. This option offers a periodic payout during the lifetime of the ANNUITANT with the guarantee that upon death a payout will be made of the value of the number of ANNUITY UNITS (see Variable annuity payouts) equal to the excess, if any, of:
(a) the total amount applied under this option divided by the ANNUITY UNIT value for the date payouts begin, minus (b) the ANNUITY UNITS represented by each payout to the ANNUITANT multiplied by the number of payouts paid before death. The value of the number of ANNUITY UNITS is computed on the date the death claim is approved for payment by the home office.


Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. A mortality and expense risk charge of .85% (for CONTRACT OPTIONS without BONUS CREDITS) or 1.10% (for CONTRACT OPTIONS with BONUS CREDITS) and the charge for administrative services of .15% will be assessed on all variable ANNUITY PAYOUTS, including options that may be offered that do not have a life contingency and therefore no mortality risk, except for the INCOME4LIFE(SM) SOLUTION.

VARIABLE ANNUITY PAYOUTS
Variable ANNUITY PAYOUTS will be determined using:


1. The CONTRACT VALUE on the ANNUITY COMMENCEMENT DATE, (less any surrender charges on PURCHASE PAYMENTS made within twelve months of annuitization if a CONTRACT OPTION with a BONUS CREDIT is used) and any applicable premium taxes;

2.  The annuity tables contained in the contract;
3.  The annuity option selected; and
4.  The investment performance of the fund(s) selected.
To determine the amount of payouts, we make this calculation:

1.  Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT VALUE; and

3.  Calculate the value of the ANNUITY UNITS each period thereafter.

ANNUITY PAYOUTS assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state, please check with your investment representative. You must choose your assumed interest rate at the time you elect a variable ANNUITY PAYOUT on the administrative form provided by LINCOLN LIFE. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

GENERAL INFORMATION


YOUR CONTRACT OPTION AND ALL DEATH BENEFIT OPTIONS WILL TERMINATE AFTER THE ANNUITY COMMENCEMENT DATE.


The ANNUITY COMMENCEMENT DATE is usually on or before the CONTRACTOWNER'S 90th birthday. You may change the ANNUITY COMMENCEMENT DATE, change the annuity option or change the allocation of the investment among SUBACCOUNTS up to 30 days before the scheduled ANNUITY COMMENCEMENT DATE, upon written notice to the home office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a BENEFICIARY in a lump sum, the BENEFICIARY may choose any ANNUITY PAYOUT option.

Unless you select another option, the contract automatically provides for a life annuity with ANNUITY PAYOUTS guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to your BENEFICIARY as payouts become due.

INCOME4LIFE(SM) SOLUTION
(NON-QUALIFIED ANNUITY CONTRACTS ONLY)


We also offer a variable ANNUITY PAYOUT option for non-qualified contracts. The INCOME4LIFE(SM) SOLUTION, when available in your state, is subject to a charge (imposed only during the payout phase), computed daily, equal to an annual rate of 1.30% (for CONTRACT OPTIONS without BONUS CREDITS) or 1.75% (for CONTRACT OPTIONS with BONUS CREDITS) of the net asset value of the VAA. This charge consists of an administrative charge of 0.15% and a mortality and expense risk charge of 1.15% (for CONTRACT OPTIONS without BONUS CREDITS) or 1.60% (for CONTRACT OPTIONS with BONUS CREDITS). If the INCOME4LIFE(SM) SOLUTION begins at issue, the charge will begin on the effective date of a new contract. The charge will begin fourteen days prior to the date the initial regular income payment is due based on the CONTRACTOWNER'S election for existing contracts.

If your CONTRACT VALUE is at least $50,000, you may elect the INCOME4LIFE(SM) SOLUTION at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office. The fixed account is not available with the INCOME4LIFE(SM) SOLUTION. Additional PURCHASE PAYMENTS will not be accepted after INCOME4LIFE(SM) SOLUTION is elected. There is no guarantee that INCOME4LIFE(SM) will be available in the future as we reserve the right to discontinue this option at any time.


Assumed interest rates of 3%, 4%, 5% and 6% may be available. See Annuity payouts -- Variable annuity payouts above for a more detailed explanation.


REGULAR INCOME. The INCOME4LIFE(SM) SOLUTION provides for variable, periodic regular income payments during a defined period of time (the Access Period) and after the Access Period for as long as an ANNUITANT is living. We determine the initial regular income payment based in part on the assumed investment rate you choose. Each subsequent regular income payment will be adjusted up or down with the performance of the SUBACCOUNTS selected. For example, if net investment performance for the year is 3% higher (annualized) than the assumed rate, the regular income payment will increase by approximately 3%. Conversely, if actual net investment performance is 3% lower than the assumed rate, the regular income payment will decrease by approximately 3%. Regular income payments are not subject to any surrender charges. See Federal tax matters -- Taxation of annuity payouts.

ACCESS PERIOD. During the Access Period you select, you will be able to access your Account Value (as defined below) through withdrawals. We will establish the minimum (currently 5 years) and maximum Access Periods at the time you elect the INCOME4LIFE(SM) SOLUTION. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. Your CONTRACT OPTION will terminate once you elect the INCOME4LIFE(SM) SOLUTION.

ACCOUNT VALUE. The initial Account Value is the CONTRACT VALUE on the Valuation Date the INCOME4LIFE(SM) SOLUTION is effective, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses, and will be reduced by regular income payments made and any withdrawals taken.

After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero. Regular income payments will continue for as long as any ANNUITANT is living, and will continue to be adjusted for investment performance of the SUBACCOUNTS your ANNUITY UNITS are invested in.

WITHDRAWALS. You may request a withdrawal at any time during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments will be reduced proportionately. See Federal tax matters -- Taxation of withdrawals and surrenders. Withdrawals are subject to any applicable surrender charges, except when amounts may be withdrawn free of surrender charges. See Charges and other deductions.

SURRENDER. At any time during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made.


SURVIVOR BENEFIT. During the Access Period the survivor benefit is the Account Value. Following the Access Period, the survivor benefit will be the remaining guaranteed regular income payments, if any; otherwise there is no survivor benefit.


FEDERAL TAX MATTERS

INTRODUCTION

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF NONQUALIFIED ANNUITIES

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code, such as an IRA or a section 403(b) plan.

TAX DEFERRAL ON EARNINGS

The Federal income tax law generally does not tax any increase in your CONTRACT VALUE until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

- An individual must own the contract (or the tax law must treat the contract as owned by the individual).

- The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

- Your right to choose particular investments for a contract must be limited.

- The ANNUITY COMMENCEMENT DATE must not occur near the end of the ANNUITANT'S life expectancy.

CONTRACTS NOT OWNED BY THE INDIVIDUAL

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the CONTRACT VALUE over the PURCHASE PAYMENTS for the contract. Examples of contracts where the owner pays current tax on the contract's EARNINGS, BONUS CREDITS and PERSISTENCY CREDITS are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

INVESTMENTS IN THE VAA MUST BE DIVERSIFIED

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the CONTRACT VALUE over the contract PURCHASE PAYMENTS. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

RESTRICTIONS

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate CONTRACT VALUE among SUBACCOUNTS may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, BONUS CREDITS, PERSISTENCY CREDITS and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

AGE AT WHICH ANNUITY PAYOUTS BEGIN

Federal income tax rules do not expressly identify a particular age by which ANNUITY PAYOUTS must begin. However, those rules do require that an annuity contract provide for amortization, through ANNUITY PAYOUTS, of the contract's PURCHASE PAYMENTS, BONUS CREDITS, PERSISTENCY CREDITS and EARNINGS. If ANNUITY PAYOUTS under the contract begin or are scheduled to begin on a date past the ANNUITANT'S 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxable on the excess of the CONTRACT VALUE over the PURCHASE PAYMENTS of the contract.

TAX TREATMENT OF PAYMENTS

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your CONTRACT VALUE until there is a distribution from your contract.

TAXATION OF WITHDRAWALS AND SURRENDERS

You will pay tax on withdrawals to the extent your CONTRACT VALUE exceeds your PURCHASE PAYMENTS in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your PURCHASE PAYMENTS. In certain circumstances, your PURCHASE PAYMENTS are reduced by amounts received from your contract that were not included in income.

TAXATION OF ANNUITY PAYOUTS

The tax code imposes tax on a portion of each ANNUITY PAYOUT (at ordinary income tax rates) and treats a portion as a nontaxable return of your PURCHASE PAYMENTS in the contract. We will notify you annually of the taxable amount of your ANNUITY PAYOUT. Once you have recovered the total amount of the PURCHASE PAYMENT in the contract, you will pay tax on the full amount of your ANNUITY PAYOUTS. If ANNUITY PAYOUTS end because of the ANNUITANT'S death and before the total amount of the PURCHASE PAYMENTS in the contract has been received, the amount not received generally will be deductible.

TAXATION OF DEATH BENEFITS

We may distribute amounts from your contract because of the death of a CONTRACTOWNER or an ANNUITANT. The tax treatment of these amounts depends on whether you or the ANNUITANT dies before or after the ANNUITY COMMENCEMENT DATE.

- Death prior to the ANNUITY COMMENCEMENT DATE--

    - If the BENEFICIARY receives DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as ANNUITY PAYOUTS.

    - If the BENEFICIARY does not receive DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as withdrawal.

- Death after the ANNUITY COMMENCEMENT DATE--

    - If DEATH BENEFITS are received in accordance with the existing ANNUITY PAYOUT option, they are excludible from income if they do not exceed the PURCHASE PAYMENTS not yet distributed from the contract. All ANNUITY PAYOUTS in excess of the PURCHASE PAYMENTS not previously received are includible in income.

    - If DEATH BENEFITS are received in a lump sum, the tax law imposes tax on the amount of DEATH BENEFITS which exceeds the amount of PURCHASE PAYMENTS not previously received.

PENALTY TAXES PAYABLE ON WITHDRAWALS, SURRENDERS, OR ANNUITY PAYOUTS

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders or annuity payouts that:

- you receive on or after you reach age 59 1/2,

- you receive because you became disabled (as defined in the tax law),

- a BENEFICIARY receives on or after your death, or

- you receive as a series of substantially equal periodic payments for your life (or life expectancy).

SPECIAL RULES IF YOU OWN MORE THAN ONE ANNUITY CONTRACT

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an ANNUITY PAYOUT, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, withdrawal or an ANNUITY PAYOUT that you must include in income and the amount that might be subject to the penalty tax described above.

LOANS AND ASSIGNMENTS

Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of your CONTRACT VALUE, as a withdrawal of such amount or portion.

GIFTING A CONTRACT

If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your CONTRACT'S VALUE, you will pay tax on your CONTRACT VALUE to the extent it exceeds your PURCHASE PAYMENTS not previously received. The new owner's PURCHASE PAYMENTS in the contract would then be increased to reflect the amount included in income.

CHARGES FOR A CONTRACT'S DEATH BENEFIT

Your contract may have an EGMDB or an Estate Enhancement Benefit Rider, for which you pay a daily charge. It is possible that the tax law may treat all or a portion of the EGMDB or an Estate Enhancement Benefit Rider charge as a contract withdrawal.

LOSS OF INTEREST DEDUCTION

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the CONTRACT VALUE. Entities that are considering purchasing a contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than general information about use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Effective January 1, 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 raises limits on the amount of purchase payments that can be made to most qualified plans and qualified contracts. The new law also increases the transferability of assets between these various plans and contracts. Your tax advisor should be contacted concerning the ramifications of this new law upon you.

TYPES OF QUALIFIED CONTRACTS AND TERMS OF CONTRACTS

Currently, we may issue contracts in connection with the following types of qualified plans:

    -  Individual Retirement Accounts and Annuities ("Traditional IRAs")

    -  Roth IRAs

    -  Simplified Employee Pensions ("SEPs")

    -  Savings Incentive Matched Plan for Employees ("SIMPLE 401(k) plans")

    - Public school system and tax-exempt organization annuity plans ("403(b) plans")

    - Qualified corporate employee pension and profit sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

    -  Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

    - Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans").

We will amend contracts to be used with a qualified plan as generally necessary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

TAX TREATMENT OF QUALIFIED CONTRACTS

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,

    - Federal tax rules limit the amount of PURCHASE PAYMENTS that can be made, and the tax deduction or exclusion that may be allowed for the PURCHASE PAYMENTS. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, E.G., the participant's compensation.

    - Under Traditional IRAs, the ANNUITANT must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

TAX TREATMENT OF PAYMENTS

Federal income tax rules generally include distributions from a qualified contract in the recipient's income as ordinary income. These taxable distributions will include PURCHASE PAYMENTS that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is included in income since a deduction or exclusion from income was taken for PURCHASE PAYMENTS. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

The IRS has issued new proposed regulations effective January 1, 2002 concerning required minimum distributions. The proposed regulations may impact the distribution method you have chosen and the amount of your distributions. Please contact your tax adviser regarding the tax ramifications.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

FEDERAL PENALTY TAXES PAYABLE ON DISTRIBUTIONS

The tax code may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or ANNUITY PAYOUT:

    -  received on or after the ANNUITANT reaches age 59 1/2,

    - received on or after the ANNUITANT'S death or because of the ANNUITANT'S disability (as defined in the tax law),

    - received as a series of substantially equal periodic payments for the ANNUITANT'S life (or life expectancy), or

    -  received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

TRANSFERS AND DIRECT ROLLOVERS

In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified adviser should always be consulted before you move or attempt to move funds between any qualified plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that we withhold Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. Before we send a rollover distribution, we will provide the recipient with a notice explaining these requirements and how the 20% withholding can be avoided by electing a direct rollover.

DEATH BENEFIT AND IRAS

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the EGMDB from being provided under the contracts when we issue the contract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of these under a contract issued as a Traditional IRA or Roth IRA could result in increased taxes to you. Further guidance from the IRS may cause us to limit the availability of this DEATH BENEFIT option.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or ANNUITY PAYOUT is requested, we will give the recipient an explanation of the withholding requirements.

TAX STATUS OF LINCOLN LIFE

Under existing Federal income tax laws, LINCOLN LIFE does not pay tax on investment income and realized capital gains of the VAA. LINCOLN LIFE does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

CHANGES IN LAW

The above discussion is based on the tax code, IRS regulations and interpretations existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

VOTING RIGHTS

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in any SUBACCOUNTS which invest in classes of funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a SUBACCOUNT to the total number of votes attributable to the SUBACCOUNT. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a SUBACCOUNT will receive proxy voting material, reports and other materials relating to the funds. Since the funds engages in shared funding, other persons or entities besides LINCOLN LIFE may vote fund shares. See Investments of the variable annuity account -- Fund shares.

DISTRIBUTION OF THE
CONTRACTS


We are the distributor and principal underwriter of the contracts. Under an agreement with LINCOLN LIFE, Lincoln Financial Distributors, Inc. ("LFD") will act as wholesaler and will assist LINCOLN LIFE in forming the selling group. LFD will also perform certain enumerated marketing and ancillary functions in support of the selling group. The contracts will be sold by registered representatives who have been licensed by state insurance departments. The contracts will also be sold by broker-dealers who generally have been licensed by state insurance departments (or such broker-dealers have made other arrangements to comply with state insurance laws) to represent us and who have selling agreements with us. Included among these broker-dealers is Lincoln Financial Advisors (LFA). LFA is affiliated with us and in addition to selling our contracts may also act as a principal underwriter for certain other contracts issued by us. We are registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and are a member of the National Association of Securities Dealers (NASD). LINCOLN LIFE will offer contracts in all states where it is licensed to do business.


RETURN PRIVILEGE


Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the home office at P.O.

Box 2340, 1300 South Clinton Street, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the CONTRACT VALUE as of the date of receipt of cancellation, plus any premium taxes, plus mortality and expense risk charges and administrative charges proportionately attributable to any BONUS CREDITS, less any BONUS CREDITS paid into the contract. In addition, if the CONTRACT VALUE on the date of the cancellation is less than the sum of PURCHASE PAYMENTS minus withdrawals, we will return both the investment loss and fund management fees each in an amount that is proportionately attributable to any BONUS CREDITS. No contingent deferred sales charge will be assessed. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.


For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, in the manner specified above, except that we will return only the PURCHASE PAYMENT(S).

STATE REGULATION

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance.

Our books and accounts are subject to review and examination by the Indiana Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We will mail to you, at your last known address of record at the home office, at least semiannually after the first CONTRACT YEAR, reports containing information required by that Act or any other applicable law or regulation. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, LINCOLN LIFE and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

SPECIAL ARRANGEMENTS


At times, LINCOLN LIFE may offer the contracts described in this prospectus to existing owners of other LINCOLN LIFE contracts as part of an exchange program. Contracts purchased through this exchange offer may provide certain additional benefits from those described in this Prospectus.


LEGAL PROCEEDINGS

LINCOLN LIFE is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief.

LINCOLN LIFE reached an agreement to resolve its potential liability from the sale of interest sensitive universal and participating whole life insurance policies alleged in class action lawsuits against it. The agreement received court approval and has become final. The owners of approximately 4,300 policies (approximately 1% of the class) excluded themselves (opted-out) from the settlement and will not be bound by the settlement.

After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under the suits and settlement described above will not have a material adverse effect on the financial position of LINCOLN LIFE.

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF
CONTENTS FOR
SEPARATE ACCOUNT C

ITEM
--------------------------------------------------
General information and history of Lincoln Life                              B-2

Special terms                                                                B-2

Services                                                                     B-2

Principal underwriter                                                        B-2

Purchase of securities being offered                                         B-2

Calculation of investment results                                            B-2


Annuity payouts                                                              B-9



Advertising and sales literature                                            B-10



Additional services                                                         B-11



Other information                                                           B-12



Financial statements                                                        B-13


For a free copy of the SAI please see page one of this booklet.

 .........................................................................


Please send me a free copy of the current Statement of Additional Information for Lincoln National Variable Annuity Account C Multi-Fund-Registered Trademark-5.


                                 (Please Print)

Name: __________________________  Social Security No.: _________________________

Address: _______________________________________________________________________

City _______________________________  State _______________  Zip _______________

Mail to Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801.

THIS PAGE WAS INTENTIONALLY LEFT BLANK.

MULTI-FUND-REGISTERED TRADEMARK- 5


LINCOLN NATIONAL
VARIABLE ANNUITY ACCOUNT C (REGISTRANT)

THE LINCOLN NATIONAL
LIFE INSURANCE COMPANY (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)


This Statement of Additional Information should be read in conjunction with the Multi-Fund-Registered Trademark- 5 Prospectus of Lincoln National Variable Annuity Account C dated December 21, 2001.



You may obtain a copy of the Multi-Fund-Registered Trademark- 5 Prospectus on request and without charge. Please write Multi-Fund-Registered Trademark-Customer Service, The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801 or call 1-800-4LINCOLN (454-6265).


TABLE OF CONTENTS


ITEM                                      PAGE
----------------------------------------------
GENERAL INFORMATION AND HISTORY
OF LINCOLN LIFE                           B-2
----------------------------------------
SPECIAL TERMS                             B-2
----------------------------------------
SERVICES                                  B-2
----------------------------------------
PRINCIPAL UNDERWRITER                     B-2
----------------------------------------
PURCHASE OF SECURITIES BEING OFFERED      B-2
----------------------------------------

ITEM                                      PAGE
----------------------------------------------
CALCULATION OF INVESTMENT RESULTS         B-2
----------------------------------------
ANNUITY PAYOUTS                           B-9
----------------------------------------
ADVERTISING AND SALES LITERATURE          B-10
----------------------------------------
ADDITIONAL SERVICES                       B-11
----------------------------------------
OTHER INFORMATION                         B-12
----------------------------------------
FINANCIAL STATEMENTS                      B-13
----------------------------------------


THIS SAI IS NOT A PROSPECTUS.


The date of this SAI is December 21, 2001.

GENERAL INFORMATION
AND HISTORY OF THE
LINCOLN NATIONAL LIFE
INSURANCE COMPANY (LINCOLN LIFE)

The Lincoln National Life Insurance Company (LINCOLN LIFE), organized in 1905, is an Indiana stock insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities, and is also a professional reinsurer. LINCOLN LIFE is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company domiciled in Indiana.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, VALUATION DATE, the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS

The financial statements of the VARIABLE ANNUITY ACCOUNT (VAA) and the statutory-basis financial statements of LINCOLN LIFE appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LINCOLN LIFE or by third parties responsible to LINCOLN LIFE. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LINCOLN LIFE for this service.

PRINCIPAL UNDERWRITER

LINCOLN LIFE has contracted with some broker/dealers, and may contract with others, to sell the variable annuity contracts through certain legally authorized persons and organizations. These dealers are compensated under a standard compensation schedule.

LINCOLN LIFE is the principal underwriter for the variable annuity contracts. We may not offer a contract continuously or in every state. LINCOLN LIFE retains no underwriting commissions from the sale of the variable annuity contracts.

PURCHASE OF SECURITIES BEING OFFERED

The variable annuity contracts are offered to the public through certain securities broker/dealers whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. See Charges and other deductions in the Prospectus.

Both before and after the ANNUITY COMMENCEMENT DATE, there are exchange privileges between SUBACCOUNTS, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

CALCULATION OF INVESTMENT RESULTS

The paragraphs set forth below represent performance information for the VAA and the SUBACCOUNTS calculated in several different ways.

The seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 2000); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the CONTRACTOWNER'S account, and excludes any realized gains and losses from the sale of securities.

STANDARD INVESTMENT RESULTS:

Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the SUBACCOUNTS. THIS INFORMATION REPRESENTS PAST PERFORMANCE AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

Average annual return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                        P(1 + T) to the power of n = ERV

Where:  P = a hypothetical initial PURCHASE PAYMENT of $1,000
        T = average annual total return for the period in question
        N = number of years

        ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 PURCHASE PAYMENT made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional period thereof)

        The formula assumes that: (1) all recurring fees have been charged to the CONTRACTOWNER accounts; (2) all applicable non-recurring charges (including any surrender charges) are deducted at the end of the period in question; and
        (3) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that a fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after a fund became available in the VAA.

STANDARD PERFORMANCE DATA:
PERIOD ENDING DECEMBER 31, 2000


                                                                                       10-YEARS   10-YEARS
                                                                                       OR SINCE   OR SINCE
                                                     1-YEAR  1-YEAR  5-YEARS  5-YEARS  INCEPTION  INCEPTION
                                         SUBACCOUNT  WITH    WITH    WITH     WITH     WITH       WITH
                                         COMMENCED   EGMDB   I4L     EGMDB    I4L      EGMDB      I4L
-----------------------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)               5/22/00     N/A     N/A      N/A      N/A        N/A        (4.1)%
-----------------------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                      5/22/00     N/A     N/A      N/A      N/A        N/A        (8.9)
-----------------------------------------------------------------------------------------------------------
AFIS International (Class 2)               5/22/00     N/A     N/A      N/A      N/A        N/A       (22.3)
-----------------------------------------------------------------------------------------------------------
AIM V.I. International Fund (Series I)     5/22/00     N/A     N/A      N/A      N/A        N/A       (18.4)
-----------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund (Series I)             5/22/00     N/A     N/A      N/A      N/A        N/A       (18.5)
-----------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value
(Class A)                                  5/29/01     N/A     N/A      N/A      N/A        N/A         N/A
-----------------------------------------------------------------------------------------------------------
Alliance Technology (Class B)              5/22/00     N/A     N/A      N/A      N/A        N/A       (31.4)
-----------------------------------------------------------------------------------------------------------
Delaware Growth & Income (Standard
Class)                                      5/1/96     1.4%    1.4%     N/A      N/A        N/A        10.7
-----------------------------------------------------------------------------------------------------------
Delaware REIT (Standard Class)             5/22/00     N/A     N/A      N/A      N/A        N/A         8.6
-----------------------------------------------------------------------------------------------------------
Delaware Small Cap Value (Service
Class)                                     5/29/01     N/A     N/A      N/A      N/A        N/A         N/A
-----------------------------------------------------------------------------------------------------------
Delaware Trend (Standard Class)             5/1/96   (16.5)  (16.5)     N/A      N/A       16.2%        N/A
-----------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index              1/29/99   (18.8)  (18.8)     N/A      N/A        N/A        (2.9)
-----------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index               1/29/99   (13.5)  (13.5)     N/A      N/A        N/A         1.9
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Growth (Service class)        8/27/99   (20.6)  (20.6)     N/A      N/A        N/A        (2.5)
-----------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund (Service class)    8/27/99   (16.3)  (16.3)     N/A      N/A        N/A        (1.7)
-----------------------------------------------------------------------------------------------------------
Janus AS Worldwide Growth
(Institutional Class)                      1/29/99   (25.1)  (25.1)     N/A      N/A        N/A         9.6
-----------------------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth          2/2/94   (12.4)  (12.4)    10.9%    10.9%       N/A        10.1
-----------------------------------------------------------------------------------------------------------
Lincoln National Bond                     12/28/81     1.0     1.0      3.1      3.1        6.0         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation       2/3/94   (25.3)  (25.3)    17.7     17.7        N/A        16.4
-----------------------------------------------------------------------------------------------------------
Lincoln National Equity Income              2/3/94     0.7     0.7     13.4     13.4        N/A        14.4
-----------------------------------------------------------------------------------------------------------
Lincoln National Global Asset
Allocation                                  8/3/87   (15.1)  (15.1)     8.0      8.0        9.6         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National Growth and Income        12/28/81   (19.2)  (19.2)    12.4     12.4       13.5         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National International              5/1/91    (9.6)   (9.6)     6.9      6.9        N/A         6.8
-----------------------------------------------------------------------------------------------------------
Lincoln National Managed                   4/27/83   (11.1)  (11.1)     7.9      7.9        9.4         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National Money Market               1/7/82    (3.8)   (3.8)     2.7      2.7        2.9         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National Social Awareness           5/2/88   (17.9)  (17.9)    15.2     15.2       16.0         N/A
-----------------------------------------------------------------------------------------------------------
Lincoln National Special Opportunities    12/28/81     6.0     6.0      9.6      9.6       13.5         N/A
-----------------------------------------------------------------------------------------------------------
MFS Capital Opportunities (Initial
Class)                                     1/29/99   (13.3)  (13.3)     N/A      N/A        N/A        11.1
-----------------------------------------------------------------------------------------------------------
MFS Total Return (Initial Class)           5/22/00     N/A     N/A      N/A      N/A        N/A         3.8
-----------------------------------------------------------------------------------------------------------
MFS Utilities (Initial Class)              5/22/00     N/A     N/A      N/A      N/A        N/A         N/A
-----------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency                1/2/02     N/A     N/A      N/A      N/A        N/A         N/A
-----------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth        1/29/99   (17.1)  (17.1)     N/A      N/A        N/A        14.4
-----------------------------------------------------------------------------------------------------------
Putnam Health Sciences (Class IB)          5/29/01     N/A     N/A      N/A      N/A        N/A         N/A
-----------------------------------------------------------------------------------------------------------



The performance figures shown reflect the cost of the EGMDB and the INCOME4LIFE-SM- SOLUTION for CONTRACT OPTIONS utilizing the BONUS CREDIT. The performance figures do not reflect the cost of the EEB Rider. If CONTRACTOWNERS had elected the EEB Rider, the return would have been lower. If CONTRACTOWNERS had elected the Contract Value death benefit or CONTRACT OPTIONS without BONUS CREDITS, the return would have been higher.

NON-STANDARD INVESTMENT RESULTS:

The VAA may report its results over various periods -- daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime -- and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, and the management and other expenses of the fund) and (2) the assumption that the SUBACCOUNTS were in existence for the same periods as indicated for the fund. It may or may not reflect charges for all CONTRACT OPTIONS. This performance is referred to as non-standardized performance data. Such results may be computed on a cumulative and/or annualized basis. We may provide illustrations of income payments and values during the ANNUITY PAYOUT period, based on historical or hypothetical rates of return that are not guaranteed. We may also report non-standard performance assuming that you deposited $10,000 into a SUBACCOUNT at inception of the underlying fund or 10 years ago (whichever is less). This non-standard performance may be shown as a graph illustrating how that deposit would have increased or decreased in value over time based on the performance of the underlying fund adjusted for contract charges. THIS INFORMATION REPRESENTS PAST PERFORMANCE AND DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE. The investment return and value of a contract will fluctuate so that CONTRACTOWNER'S investment may be worth more or less than the original investment. Cumulative quotations are arrived at by calculating the change in ACCUMULATION UNIT VALUE between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the beginning of the base period. Annualized quotations are arrived at by applying a formula which reflects the level rate of return, which if earned over the entire base period, would produce the cumulative return.

(A) NON-STANDARD PERFORMANCE DATA (ADJUSTED FOR CONTRACT EXPENSE CHARGES):

Period Ending December 31, 2000


                                                                                 SINCE
                                         YTD    1-YEAR  3-YEAR  5-YEAR  10-YEAR  INCEPTION
                                         WITH   WITH    WITH    WITH    WITH     WITH       AS IF
                                         EGMDB  EGMDB   EGMDB   EGMDB   EGMDB    EGMDB      COMMENCED
-------------------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)              6.1%    6.1%   10.4%   14.1%    13.6%    13.1%         2/8/84
-------------------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                     2.7     2.7    28.2    24.5     20.1     16.6          2/8/84
-------------------------------------------------------------------------------------------------------
AFIS International (Class 2)             (23.4) (23.4)   16.3    14.2     11.6     10.2         5/11/90
-------------------------------------------------------------------------------------------------------
AIM V.I. International Fund
(Series I)(1)                            (27.7) (27.7)    7.7     9.1      N/A      9.7          5/5/93
-------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund (Series I)(1)        (16.1) (16.1)   11.7    13.9      N/A     15.3          5/5/93
-------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value
(Class A)(2)                              N/A     N/A     N/A     N/A      N/A      N/A          5/1/01
-------------------------------------------------------------------------------------------------------
Alliance Technology (Class B)(2)         (23.0) (23.0)   28.7     N/A      N/A     19.3         1/11/96
-------------------------------------------------------------------------------------------------------
Delaware Growth & Income (Standard
Class)(3)                                 9.4     9.4     4.5    11.8     12.8      9.8         7/28/88
-------------------------------------------------------------------------------------------------------
Delaware REIT (Standard Class)(4)        29.1    29.1     N/A     N/A      N/A      4.0          5/1/98
-------------------------------------------------------------------------------------------------------
Delaware Small Cap Value (Service
Class)(5)                                16.0    16.0     0.4     9.7      N/A     10.0        12/27/93
-------------------------------------------------------------------------------------------------------
Delaware Trend (Standard Class)(6)       (8.5)   (8.5)   20.5    17.9      N/A     17.6        12/27/93
-------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index(7)         (10.8) (10.8)   10.1     N/A      N/A      9.8         10/1/97
-------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index(7)          (5.5)   (5.5)    2.3     N/A      N/A      3.3         8/25/97
-------------------------------------------------------------------------------------------------------
Fidelity VIP Growth (Service class)(8)   (12.6) (12.6)   16.8    16.8     17.7     14.1         10/9/86
-------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund (Service
class)(8)                                (8.3)   (8.3)   12.2    15.4      N/A     18.8          1/3/95
-------------------------------------------------------------------------------------------------------
Janus AS Worldwide Growth
(Institutional Class)(9)                 (17.1) (17.1)   19.3    20.9      N/A     20.2         9/13/93
-------------------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth       (4.4)   (4.4)    7.2    11.4      N/A     10.3          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Bond                     9.0     9.0     3.7     3.8      6.0      8.3        12/28/81
-------------------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation    (17.3) (17.3)   17.0    18.1      N/A     16.5          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Equity Income            8.7     8.7     7.9    13.9      N/A     14.5          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Global Asset
Allocation                               (7.1)   (7.1)    4.3     8.6      9.6      8.1          8/3/87
-------------------------------------------------------------------------------------------------------
Lincoln National Growth and Income       (11.2) (11.2)    6.6    12.9     13.5     13.1        12/28/81
-------------------------------------------------------------------------------------------------------
Lincoln National International           (1.6)   (1.6)    8.5     7.5      N/A      6.8          5/1/91
-------------------------------------------------------------------------------------------------------
Lincoln National Managed                 (3.1)   (3.1)    4.3     8.5      9.4      9.3         4/27/83
-------------------------------------------------------------------------------------------------------
Lincoln National Money Market             4.2     4.2     3.5     3.4      2.9      4.7          1/7/82
-------------------------------------------------------------------------------------------------------
Lincoln National Social Awareness        (9.9)   (9.9)    6.4    15.6     16.0     14.5          5/2/88
-------------------------------------------------------------------------------------------------------
Lincoln National Special Opportunities   14.0    14.0     3.9    10.2     13.5     11.7        12/28/81
-------------------------------------------------------------------------------------------------------
MFS Capital Opportunities (Initial
Class)(10,)(11)                          (5.3)   (5.3)   19.6     N/A      N/A     20.9         8/14/96
-------------------------------------------------------------------------------------------------------
MFS Total Return (Initial Class)(10)     14.0    14.0     8.4    11.3      N/A     13.5          1/3/95
-------------------------------------------------------------------------------------------------------
MFS Utilities (Initial Class)(12)         5.2     5.2    16.2    18.8      N/A     20.9          1/3/95
-------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency(13)          N/A     N/A     N/A     N/A      N/A      N/A         8/22/01
-------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth      (9.1)   (9.1)   23.5     N/A      N/A     28.4         11/3/97
-------------------------------------------------------------------------------------------------------
Putnam Health Sciences (Class IB)        36.4    36.4     N/A     N/A      N/A     13.2          5/1/98
-------------------------------------------------------------------------------------------------------



The performance figures shown reflect the cost of the EGMDB for CONTRACT OPTIONS utilizing the BONUS CREDIT. The performance figures do not reflect the cost of the EEB Rider. If CONTRACTOWNERS had elected the EEB Rider, the return would have been lower. If CONTRACTOWNERS had elected the Contract Value death benefit or CONTRACT OPTIONS without BONUS CREDITS, the return would have been higher.

(B) NON-STANDARD PERFORMANCE DATA (ADJUSTED FOR CONTRACT EXPENSE CHARGES):

Period Ending December 31, 2000


                                                                                 SINCE
                                         YTD    1-YEAR  3-YEAR  5-YEAR  10-YEAR  INCEPTION
                                         WITH   WITH    WITH    WITH    WITH     WITH       AS IF
                                         14L    14L     14L     14L     14L      14L        COMMENCED
-------------------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)               6.1%   6.1%   10.4%   14.1%   13.6%     13.1%         2/8/84
-------------------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                      2.7    2.7    28.2    24.5    20.1      16.6          2/8/84
-------------------------------------------------------------------------------------------------------
AFIS International (Class 2)             (23.4) (23.4)   16.3    14.2    11.6      10.2         5/11/90
-------------------------------------------------------------------------------------------------------
AIM V.I. International Fund
(Series I)(1)                            (16.1) (16.1)   11.7    13.9     N/A      15.3          5/5/93
-------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund (Series I)(1)        (16.1) (16.1)   11.7    13.9     N/A      15.3          5/5/93
-------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value
(Class A)(2)                               N/A    N/A     N/A     N/A     N/A       N/A          5/1/01
-------------------------------------------------------------------------------------------------------
Alliance Technology (Class B)(2)         (23.0) (23.0)   28.7     N/A     N/A      19.3         1/11/96
-------------------------------------------------------------------------------------------------------
Delaware Growth & Income (Standard
Class)(3)                                  9.4    9.4     4.5    11.8    12.8       9.8         7/28/88
-------------------------------------------------------------------------------------------------------
Delaware REIT (Standard Class)(4)         29.1   29.1     N/A     N/A     N/A       4.0          5/1/98
-------------------------------------------------------------------------------------------------------
Delaware Small Cap Value (Service
Class)(5)                                 16.0   16.0     0.4     9.7     N/A      10.0        12/27/93
-------------------------------------------------------------------------------------------------------
Delaware Trend (Standard Class)(6)        (8.5)  (8.5)   20.5    17.9     N/A      17.6        12/27/93
-------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index(7)         (10.8) (10.8)   10.1     N/A     N/A       9.8         10/1/97
-------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index(7)           (5.5)  (5.5)    2.3     N/A     N/A       3.3         8/25/97
-------------------------------------------------------------------------------------------------------
Fidelity VIP Growth (Service class)(8)   (12.6) (12.6)   16.8    16.8    17.7      14.1         10/9/86
-------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund (Service
class)(8)                                 (8.3)  (8.3)   12.2    15.4     N/A      18.8          1/3/95
-------------------------------------------------------------------------------------------------------
Janus AS Worldwide Growth
(Institutional Class)(9)                 (17.1) (17.1)   19.3    20.9     N/A      20.2         9/13/93
-------------------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth        (4.4)  (4.4)    7.2    11.4     N/A      10.3          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Bond                      9.0    9.0     3.7     3.8     6.0       8.3        12/28/81
-------------------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation    (17.3) (17.3)   17.0    18.1     N/A      16.5          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Equity Income             8.7    8.7     7.9    13.9     N/A      14.5          2/3/94
-------------------------------------------------------------------------------------------------------
Lincoln National Global Asset
Allocation                                (7.1)  (7.1)    4.3     8.6     9.6       8.1          8/3/87
-------------------------------------------------------------------------------------------------------
Lincoln National Growth and Income       (11.2) (11.2)    6.6    12.9    13.5      13.1        12/28/81
-------------------------------------------------------------------------------------------------------
Lincoln National International            (1.6)  (1.6)    8.5     7.5     N/A       6.8          5/1/91
-------------------------------------------------------------------------------------------------------
Lincoln National Managed                  (3.1)  (3.1)    4.3     8.5     9.4       9.3         4/27/83
-------------------------------------------------------------------------------------------------------
Lincoln National Money Market              4.2    4.2     3.5     3.4     2.9       4.7          1/7/82
-------------------------------------------------------------------------------------------------------
Lincoln National Social Awareness         (9.9)  (9.9)    6.4    15.6    16.0      14.5          5/2/88
-------------------------------------------------------------------------------------------------------
Lincoln National Special Opportunities    14.0   14.0     3.9    10.2    13.5      11.7        12/28/81
-------------------------------------------------------------------------------------------------------
MFS Capital Opportunities (Initial
Class)(10,)(11)                           (5.3)  (5.3)   19.6     N/A     N/A      20.9         8/14/96
-------------------------------------------------------------------------------------------------------
MFS Total Return (Initial Class)(10)      14.0   14.0     8.4    11.3     N/A      13.5          1/3/95
-------------------------------------------------------------------------------------------------------
MFS Utilities (Initial Class)(12)          5.2    5.2    16.2    18.8     N/A      20.9          1/3/95
-------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency(13)           N/A    N/A     N/A     N/A     N/A       N/A         8/22/01
-------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth       (9.1)  (9.1)   23.5     N/A     N/A      28.4         11/3/97
-------------------------------------------------------------------------------------------------------
Putnam Health Sciences (Class IB)         36.4   36.4     N/A     N/A     N/A      13.2          5/1/98
-------------------------------------------------------------------------------------------------------



The performance figures shown reflect the cost of the INCOME 4 LIFE-SM- SOLUTION option for CONTRACT OPTIONS utilizing the BONUS CREDIT. If CONTRACTOWNERS had elected a CONTRACT OPTION without BONUS CREDITS, the return would have been higher.

(C) NON-STANDARD PERFORMANCE DATA (ADJUSTED FOR CONTRACT EXPENSE CHARGES):



Period Ending December 31, 2000



                                                                                           SINCE
                                         YTD       1-YEAR    3-YEAR    5-YEAR    10-YEAR   INCEPTION
                                         WITH      WITH      WITH      WITH      WITH      WITH
                                         CONTRACT  CONTRACT  CONTRACT  CONTRACT  CONTRACT  CONTRACT
                                         VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                         DEATH     DEATH     DEATH     DEATH     DEATH     DEATH      AS IF
                                         BENEFIT   BENEFIT   BENEFIT   BENEFIT   BENEFIT   BENEFIT    COMMENCED
-----------------------------------------------------------------------------------------------------------------
AFIS Growth-Income (Class 2)                 6.9%      6.9%     11.2%    14.9%     14.4%     14.0%         2/8/84
-----------------------------------------------------------------------------------------------------------------
AFIS Growth (Class 2)                        3.4       3.4      29.2     25.4      21.0      17.5          2/8/84
-----------------------------------------------------------------------------------------------------------------
AFIS International (Class 2)               (22.8)    (22.8)     17.2     15.0      12.5      11.1         5/11/90
-----------------------------------------------------------------------------------------------------------------
AIM V.I. International Fund
(Series I)(1)                              (27.1)    (27.1)      8.5     10.0       N/A      10.5          5/5/93
-----------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund (Series I)(1)          (15.5)    (15.5)     12.5     14.8       N/A      16.2          5/5/93
-----------------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value
(Class A)(2)                                 N/A       N/A       N/A      N/A       N/A       N/A          5/1/01
-----------------------------------------------------------------------------------------------------------------
Alliance Technology (Class B)(2)           (22.5)    (22.5)     29.6      N/A       N/A      20.2         1/11/96
-----------------------------------------------------------------------------------------------------------------
Delaware Growth & Income (Standard
Class)(3)                                   10.2      10.2       5.3     12.6      13.7      10.6         7/28/88
-----------------------------------------------------------------------------------------------------------------
Delaware REIT (Standard Class)(4)           30.0      30.0       N/A      N/A       N/A       4.8          5/1/98
-----------------------------------------------------------------------------------------------------------------
Delaware Small Cap Value (Service
Class)(5)                                   16.9      16.9       1.1     10.5       N/A      10.8        12/27/93
-----------------------------------------------------------------------------------------------------------------
Delaware Trend (Standard Class)(6)          (7.8)     (7.8)     21.4     18.8       N/A      18.4        12/27/93
-----------------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index(7)           (10.1)    (10.1)     11.0      N/A       N/A      10.6         10/1/97
-----------------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index(7)             (4.8)     (4.8)      3.1      N/A       N/A       4.1         8/25/97
-----------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth (Service class)(8)     (12.0)    (12.0)     17.7     17.7      18.6      15.0         10/9/86
-----------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund (Service
class)(8)                                   (7.6)     (7.6)     13.0     16.3       N/A      19.7          1/3/95
-----------------------------------------------------------------------------------------------------------------
Janus AS Worldwide Growth
(Institutional Class)(9)                   (16.5)    (16.5)     20.2     21.8       N/A      21.1         9/13/93
-----------------------------------------------------------------------------------------------------------------
Lincoln National Aggressive Growth          (3.7)     (3.7)      8.1     12.2       N/A      11.1          2/3/94
-----------------------------------------------------------------------------------------------------------------
Lincoln National Bond                        9.8       9.8       4.5      4.6       6.8       9.1        12/28/81
-----------------------------------------------------------------------------------------------------------------
Lincoln National Capital Appreciation      (16.7)    (16.7)     17.9     19.0       N/A      17.4          2/3/94
-----------------------------------------------------------------------------------------------------------------
Lincoln National Equity Income               9.5       9.5       8.7     14.7       N/A      15.4          2/3/94
-----------------------------------------------------------------------------------------------------------------
Lincoln National Global Asset
Allocation                                  (6.4)     (6.4)      5.1      9.4      10.4       8.9          8/3/87
-----------------------------------------------------------------------------------------------------------------
Lincoln National Growth and Income         (10.5)    (10.5)      7.4     13.7      14.4      13.9        12/28/81
-----------------------------------------------------------------------------------------------------------------
Lincoln National International              (0.9)     (0.9)      9.3      8.3       N/A       7.6          5/1/91
-----------------------------------------------------------------------------------------------------------------
Lincoln National Managed                    (2.4)     (2.4)      5.1      9.3      10.2      10.1         4/27/83
-----------------------------------------------------------------------------------------------------------------
Lincoln National Money Market                5.0       5.0       4.3      4.2       3.7       5.5          1/7/82
-----------------------------------------------------------------------------------------------------------------
Lincoln National Social Awareness           (9.2)     (9.2)      7.2     16.5      16.8      15.3          5/2/88
-----------------------------------------------------------------------------------------------------------------
Lincoln National Special Opportunities      14.9      14.9       4.7     11.0      14.3      12.6        12/28/81
-----------------------------------------------------------------------------------------------------------------
MFS Capital Opportunities (Initial
Class)(10,)(11)                             (4.6)     (4.6)     20.5      N/A       N/A      21.8         8/14/96
-----------------------------------------------------------------------------------------------------------------
MFS Total Return (Initial Class)(10)        14.9      14.9       9.2     12.1       N/A      14.4          1/3/95
-----------------------------------------------------------------------------------------------------------------
MFS Utilities (Initial Class)(12)            6.0       6.0      17.1     19.7       N/A      21.8          1/3/95
-----------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Regency(13)             N/A       N/A       N/A      N/A       N/A       N/A         8/22/01
-----------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT Mid-Cap Growth         (8.4)     (8.4)     24.4      N/A       N/A      29.3         11/3/97
-----------------------------------------------------------------------------------------------------------------
Putnam Health Sciences (Class IB)           37.5      37.5       N/A      N/A       N/A      14.1          5/1/98
-----------------------------------------------------------------------------------------------------------------



The performance figures shown reflect the cost of the CONTRACT VALUE DEATH BENEFIT. The performance figures do not reflect the cost of the EGMDB or EEB death benefits or the bonus credit options. If CONTRACTOWNERS had elected these options, the return would have been lower.

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined on the basis of: (1) the dollar value of the contract on the ANNUITY COMMENCEMENT DATE, less any applicable premium taxes and surrender charges; (2) the annuity tables contained in the contract; (3) the type of ANNUITY OPTION selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable ANNUITY PAYOUTS, LINCOLN LIFE makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of ANNUITY UNITS based on the amount of the first payout; and third, it calculates the value of the ANNUITY UNITS each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable ANNUITY PAYOUT is determined by applying the total value of the ACCUMULATION UNITS credited under the contract valued as of the ANNUITY COMMENCEMENT DATE (less any premium taxes and surrender charges) to the annuity tables contained in the contract. The first variable ANNUITY PAYOUT will be paid 14 days after the ANNUITY COMMENCEMENT DATE. This day of the month will become the day on which all future ANNUITY PAYOUTS will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum. The first ANNUITY PAYOUT is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the ANNUITANT at the ANNUITY COMMENCEMENT DATE. The assumed interest rate stated above is the measuring point for subsequent ANNUITY PAYOUTS. If the actual net investment rate (annualized) exceeds the assumed rate, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, ANNUITY PAYOUTS will decrease. If the assumed rate of interest were to be increased, ANNUITY PAYOUTS would start at a higher level but would decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an ANNUITY COMMENCEMENT DATE, the contract is credited with ANNUITY UNITS for each SUBACCOUNT on which variable ANNUITY PAYOUTS are based. The number of ANNUITY UNITS to be credited is determined by dividing the amount of the first periodic payout by the value of an ANNUITY UNIT in each SUBACCOUNT selected. Although the number of ANNUITY UNITS is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the CONTRACTOWNER'S fixed number of ANNUITY UNITS in each SUBACCOUNT by the appropriate ANNUITY UNIT value for the VALUATION DATE ending 14 days prior to the date that payout is due.

The value of each SUBACCOUNT'S ANNUITY UNIT will be set initially at $1.00. The ANNUITY UNIT value for each SUBACCOUNT at the end of any VALUATION DATE is determined by multiplying the SUBACCOUNT ANNUITY UNIT value for the immediately preceding VALUATION DATE by the product of:

    (a) The net investment factor of the SUBACCOUNT for the valuation period for which the ANNUITY UNIT value is being determined, and

    (b) A factor to neutralize the assumed investment return in the annuity table.

The value of the ANNUITY UNITS is determined as of a VALUATION DATE 14 days prior to the payment date in order to permit calculation of amounts of ANNUITY PAYOUTS and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

INCOME4LIFE(SM) SOLUTION OPTIONS FOR NON-QUALIFIED CONTRACTS

Regular income payments will be determined on the basis of: (1) the dollar value of the contract on the VALUATION DATE 14 days prior to the initial regular income date, less any applicable premium taxes, and each regular income payment date thereafter; (2) the annuity factor for the INCOME4LIFE(SM) SOLUTION option selected; and (3) the investment results of the variable SUBACCOUNTS selected.

INCOME4LIFE(SM) SOLUTION annuity factors are based, when applicable, on the 1983 Table "A" Individual Annuity Mortality Table, modified, with an assumed investment return of at the rate of either 3%, 4%, 5% or 6% per annum.

The initial regular income payment is determined by dividing the CONTRACT VALUE as of the VALUATION DATE 14 days prior to the initial regular income payment date, less any premium taxes, by 1,000 and multiplying this result by the INCOME4LIFE(SM) SOLUTION annuity factor for the option selected.


The annuity factors vary according to the INCOME4LIFE(SM) SOLUTION option selected, the length of the Access Period and the age and gender of the ANNUITANT as of the date the initial regular income payment is calculated. The assumed interest rate is the measuring point for subsequent regular income payment. Each subsequent regular income payment will fluctuate.


If the actual net investment rate (annualized) for the contract exceeds the assumed rate, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment rate for the contract is less than the assumed rate, the regular income payment will decrease. If a higher assumed rate of interest is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex-distinct annuity factors for contracts that are not associated with employer sponsored plans and where not prohibited by law.


During the Access Period each subsequent regular income payment is determined by dividing the account value as of the VALUATION DATE 14 days prior to the regular income payment due date by 1,000 and multiplying this result by the annuity factor adjusted for the remaining annuity period. At the end of the Access Period, the periodic regular income payment will purchase annuity units at the then current ANNUITY UNIT value.


Subsequent regular income payments made after the liquidity period will be calculated using ANNUITY UNITS as described in the Variable annuity payouts section above.

INCOME4LIFE(SM) SOLUTION OPTIONS FOR IRA CONTRACTS

Regular income payments will be determined on the basis of: (1) the dollar value of the contract on December 31 of the year prior to the initial regular income payment and each subsequent regular income payment; (2) the annuity factor for the INCOME4LIFE(SM) SOLUTION option selected; and (3) the investment results of the fixed and/or variable SUBACCOUNTS selected.

INCOME4LIFE(SM) SOLUTION annuity factors are based, when applicable, on the 1983 Table "A" Individual Annuity Mortality Table, modified, with an assumed investment return of at the rate of either 3%, 4%, 5% or 6% per annum.

The initial regular income payment is determined by dividing the CONTRACT VALUE as of December 31 of the year prior to the initial regular income payment date by 1,000 and multiplying this result by the INCOME4LIFE(SM) SOLUTION annuity factor for the option selected.


The annuity factor will vary according to the INCOME4LIFE(SM) SOLUTION option selected, the length of the Access Period and the age and gender of the ANNUITANT as of the date the initial regular income payment is calculated. The assumed interest rate is the measuring point for subsequent regular income payment. Regular income payments will be adjusted at the beginning of each calendar year during the Access Period, regardless of whether the account value is invested in fixed or variable SUBACCOUNTS. After the Access Period each subsequent regular income payment will be adjusted.


If the actual net investment rate (annualized) for the contract, whether based upon a fixed and/or variable subaccounts, exceeds the assumed rate, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment rate for the contract is less than the assumed rate, the regular income payment will decrease. If a higher assumed rate of interest is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly.

LINCOLN LIFE may use sex-distinct annuity factors for contracts that are not associated with employer sponsored plans and where not prohibited by law.


During the Access Period, the first regular income payment made in the calendar year will be determined by dividing the account value as of December 31 of the year prior to the regular income payment by 1,000 and multiplying this result by the annuity factor adjusted for the remaining annuity period. Any regular income payments due in the same calendar year will be equal to the first regular income payment of the calendar year. This results in the regular income payment remaining level for a full calendar year and then adjusting at the beginning of the next calendar year.



At the end of the Access Period, the periodic regular income payment will purchase ANNUITY UNITS at the then current ANNUITY UNIT value.



Subsequent regular income payments made after the Access Period will be calculated using ANNUITY UNITS as described in the Variable annuity payouts section above. This will result in the regular income payment then fluctuating with each subsequent regular income payment.


PROOF OF AGE, SEX AND SURVIVAL

LINCOLN LIFE may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, LINCOLN LIFE may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which LINCOLN LIFE intends to refer.

FITCH provides ratings on over 800 insurance entities in close to 30 countries. The Insurance Group maintains three significant analytical staffing centers in Chicago, London and New York, and also coordinates local analytical resources in other parts of the world on behalf of Fitch's global office network.

EAFE Index is prepared by MORGAN STANLEY CAPITAL INTERNATIONAL (MSCI). It measures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing over 1,000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (Variable Annuity Research and Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S 500 INDEX -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the funds, LINCOLN LIFE intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the VARIABLE ANNUITY ACCOUNT over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

INTERNET -- An electronic communications network which may be used to provide information regarding LINCOLN LIFE, performance of the SUBACCOUNTS and advertisement literature.

ADDITIONAL SERVICES

DOLLAR-COST AVERAGING. (DCA) You may systematically transfer on a monthly basis amounts from the fixed account or certain variable SUBACCOUNTS into the variable SUBACCOUNTS or the fixed side of the contract. You may elect to participate in the DCA program at the time of application or at anytime before the ANNUITY COMMENCEMENT DATE by completing an election form available from us. The minimum amount to be dollar cost averaged is $1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
(1) the ANNUITY COMMENCEMENT DATE; (2) the value of the amount being DCA'd is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. If you have cancelled the DCA program prior to the end of the selected DCA period, any remaining CONTRACT VALUE in the DCA holding account within the fixed account, will automatically be transferred to the variable SUBACCOUNTS selected by you. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE. (AWS) AWS provides an automatic, periodic withdrawal of CONTRACT VALUE to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. You may elect to participate in AWS at the time of application or at any time before the ANNUITY COMMENCEMENT date by sending a written request to our home office. The minimum CONTRACT VALUE required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our home office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or permitted under Section 72 for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Charges and other deductions--Surrender charge in the Prospectus. We reserve the right to discontinue this service at any time.

CROSS-REINVESTMENT SERVICE. Under this option, account value in a designated variable SUBACCOUNT or the fixed side of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable SUBACCOUNT(S) or the fixed side of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the ANNUITY COMMENCEMENT DATE by sending a written request to our home office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.

PORTFOLIO REBALANCING. Portfolio rebalancing is an option which, if elected by the CONTRACTOWNER, restores to a pre-determined level the percentage of CONTRACT VALUE allocated to each variable account SUBACCOUNT (e.g., 20% Money Market, 50% Growth, 30% International). This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to LINCOLN LIFE or by telephone if we have your telephone authorization on file.

If portfolio rebalancing is elected, all PURCHASE PAYMENTS and any corresponding BONUS CREDITS allocated to the variable account SUBACCOUNTS must be subject to portfolio rebalancing.

Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. Once the portfolio rebalancing option is activated, any variable account SUBACCOUNT transfers executed outside of the portfolio rebalancing option will terminate the portfolio rebalancing option. Any subsequent PURCHASE PAYMENT or withdrawal that modifies the account balance within each variable account SUBACCOUNT may also cause termination of the portfolio rebalancing option. Any such termination will be confirmed to the CONTRACTOWNER. The CONTRACTOWNER may terminate the portfolio rebalancing option or re-enroll at any time by writing LINCOLN LIFE, or by calling, if we have your telephone authorization on file.

The portfolio rebalancing program is not available following the ANNUITY COMMENCEMENT DATE.


LINCOLN FINANCIAL GROUP. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets in excess of $90 billion and annual consolidated revenues of over $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.


LINCOLN LIFE'S CUSTOMERS. Sales literature for the VAA and the funds may refer to the number of employers and the number of individual annuity clients which LINCOLN LIFE serves. As of the date of this SAI, LINCOLN LIFE was serving over 15,000 employers and more than 1.5 million individuals.

LINCOLN LIFE'S ASSETS, SIZE. LINCOLN LIFE may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 2000 LINCOLN LIFE had statutory admitted assets of over $76 billion.

OTHER INFORMATION

Due to differences in redemption rates, tax treatment or other considerations, the interests of CONTRACTOWNERS under the variable life accounts could conflict with those of CONTRACTOWNERS under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.


FINANCIAL STATEMENTS



Financial statements of the VAA and the statutory-basis financial statements of LINCOLN LIFE appear on the following pages.

                                         THIS PAGE WAS INTENTIONALLY LEFT BLANK.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
STATEMENT OF ASSETS AND LIABILITY
DECEMBER 31, 2000

                                                          AFIS          AFIS           AMERICAN       AVPSF
                                                          GROWTH        INTERNATIONAL  CENTURY VP     TECHNOLOGY
                                                          CLASS 2       CLASS 2        INTERNATIONAL  CLASS B
                                         COMBINED         SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $10,942,827,981  $         --  $         --   $        --    $         --
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                   1,281,219,200   189,342,369    20,860,387       139,562      54,591,427
---------------------------------------  ---------------  ------------  ------------   -------------  ------------
---------------------------------------
TOTAL ASSETS                              12,224,047,181   189,342,369    20,860,387       139,562      54,591,427
 - Liability - Payable to The Lincoln
   National Life Insurance Company             1,023,837        15,875         1,732             6           4,695
---------------------------------------  ---------------  ------------  ------------   -------------  ------------
---------------------------------------
NET ASSETS                               $12,223,023,344  $189,326,494  $ 20,858,655   $   139,556    $ 54,586,732
                                         ===============  ============  ============   =============  ============
---------------------------------------
PERCENTAGE OF NET ASSETS                          100.00%         1.55%         0.17%         0.01%           0.45%
                                         ===============  ============  ============   =============  ============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period                           184,154,139    23,268,182            --      69,406,745
  - Annuity reserves units                                   1,128,424       202,823            --         179,939
  - Unit value                                            $      0.995  $      0.861   $        --    $      0.769
                                                          ------------  ------------   -------------  ------------
  - Value in accumulation period                           183,285,850    20,038,511            --      53,381,302
  - Annuity reserves                                         1,123,104       174,671            --         138,392
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period                             4,949,850       750,887            --       1,389,921
  - Unit value                                            $      0.993  $      0.860   $        --    $      0.768
                                                          ------------  ------------   -------------  ------------
  - Value in accumulation period                             4,917,540       645,473            --       1,067,038
eAnnuity-TM-
  - Units in accumulation period                                    --            --       108,766              --
  - Annuity reserves units                                          --            --            --              --
  - Unit value                                            $         --  $         --   $     1.283    $         --
                                                          ------------  ------------   -------------  ------------
  - Value in accumulation period                                    --            --       139,556              --
  - Annuity reserves                                                --            --            --              --
                                                          ------------  ------------   -------------  ------------
---------------------------------------
NET ASSETS                                                $189,326,494  $ 20,858,655   $   139,556    $ 54,586,732
                                                          ============  ============   =============  ============
---------------------------------------

                                         JANUS ASPEN   LN                          LN               LN
                                         WORLDWIDE     AGGRESSIVE    LN            CAPITAL          EQITY-
                                         GROWTH        GROWTH        BOND          APPRECIATION     INCOME
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $         --  $502,348,486  $276,436,090  $ 1,610,069,682  $830,552,847
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                  428,326,204            --            --               --            --
---------------------------------------  ------------  ------------  ------------  ---------------  ------------
---------------------------------------
TOTAL ASSETS                              428,326,204   502,348,486   276,436,090    1,610,069,682   830,552,847
 - Liability - Payable to The Lincoln
   National Life Insurance Company             35,448        42,533        22,803          136,088        69,148
---------------------------------------  ------------  ------------  ------------  ---------------  ------------
---------------------------------------
NET ASSETS                               $428,290,756  $502,305,953  $276,413,287  $ 1,609,933,594  $830,483,699
                                         ============  ============  ============  ===============  ============
---------------------------------------
PERCENTAGE OF NET ASSETS                         3.50%         4.11%         2.26%           13.17%         6.79%
                                         ============  ============  ============  ===============  ============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period          349,677,486   233,175,048    51,363,134      510,682,818   294,144,130
  - Annuity reserves units                    951,303       404,075       105,843        1,829,965     1,164,785
  - Unit value                           $      1.199  $      2.128  $      5.282  $         3.087  $      2.764
                                         ------------  ------------  ------------  ---------------  ------------
  - Value in accumulation period          419,176,139   496,307,950   271,319,552    1,576,650,546   813,070,389
  - Annuity reserves                        1,140,375       860,064       559,101        5,649,722     3,219,688
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period            6,256,602     2,439,570       866,221        8,960,152     5,124,817
  - Unit value                           $      1.194  $      2.106  $      5.227  $         3.055  $      2.735
                                         ------------  ------------  ------------  ---------------  ------------
  - Value in accumulation period            7,470,247     5,137,939     4,527,644       27,373,006    14,017,090
eAnnuity-TM-
  - Units in accumulation period              317,536            --         1,307           78,495        57,173
  - Annuity reserves units                     73,196            --            --            4,928         6,010
  - Unit value                           $      1.290  $         --  $      5.347  $         3.120  $      2.794
                                         ------------  ------------  ------------  ---------------  ------------
  - Value in accumulation period              409,581            --         6,990          244,942       159,740
  - Annuity reserves                           94,414            --            --           15,378        16,792
---------------------------------------  ------------  ------------  ------------  ---------------  ------------
---------------------------------------
NET ASSETS                               $428,290,756  $502,305,953  $276,413,287  $ 1,609,933,594  $830,483,699
                                         ============  ============  ============  ===============  ============
---------------------------------------

See accompanying notes.

                                         AVPSF                          DEUTSCHE         DEUTSCHE
                                         GROWTH        BARON            EQUITY 500       SMALL CAP        DGPF
                                         CLASS B       CAPITAL ASSET    INDEX            INDEX            TREND
                                         SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $         --  $            --  $            --  $            --  $   516,351,950
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                    5,398,327       23,090,242      102,374,986       14,090,442               --
---------------------------------------  ------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
TOTAL ASSETS                                5,398,327       23,090,242      102,374,986       14,090,442      516,351,950
 - Liability - Payable to The Lincoln
   National Life Insurance Company                447            1,951            8,553            1,200           44,256
---------------------------------------  ------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $  5,397,880  $    23,088,291  $   102,366,433  $    14,089,242  $   516,307,694
                                         ============  ===============  ===============  ===============  ===============
---------------------------------------
PERCENTAGE OF NET ASSETS                         0.04%            0.19%            0.84%            0.12%            4.22%
                                         ============  ===============  ===============  ===============  ===============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period            5,810,068       18,359,205      100,922,041       11,525,649      236,656,424
  - Annuity reserves units                     36,879               --          744,211           85,109          436,999
  - Unit value                           $      0.903  $         1.163  $         0.979  $         1.108  $         2.129
                                         ------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period            5,249,166       21,346,969       98,780,272       12,767,329      503,843,559
  - Annuity reserves                           33,318               --          728,417           94,278          930,374
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period              127,958        1,448,876        2,776,687          819,108        5,356,604
  - Unit value                           $      0.902  $         1.158  $         0.975  $         1.103  $         2.107
                                         ------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period              115,396        1,677,876        2,707,032          903,685       11,285,640
eAnnuity-TM-
  - Units in accumulation period                   --           49,338           37,472          155,791          113,415
  - Annuity reserves units                         --               --          107,481          130,959            2,327
  - Unit value                           $         --  $         1.286  $         1.040  $         1.130  $         2.144
                                         ------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period                   --           63,446           38,961          176,001          243,132
  - Annuity reserves                               --               --          111,751          147,949            4,989
                                         ------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $  5,397,880  $    23,088,291  $   102,366,433  $    14,089,242  $   516,307,694
                                         ============  ===============  ===============  ===============  ===============
---------------------------------------

                                         DGPF             DGPF                              FIDELITY VIP     FIDELITY VIP II
                                         GROWTH           GLOBAL           DGPF             GROWTH           CONTRAFUND
                                         AND INCOME       BOND             REIT             SERVICE CLASS    SERVICE CLASS
                                         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
---------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $    91,442,987  $    11,659,801  $    29,880,200  $            --  $            --
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                              --               --               --      162,952,359       67,208,768
---------------------------------------  ---------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
TOTAL ASSETS                                  91,442,987       11,659,801       29,880,200      162,952,359       67,208,768
 - Liability - Payable to The Lincoln
   National Life Insurance Company                 7,651              958            2,467           13,724            5,654
---------------------------------------  ---------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $    91,435,336  $    11,658,843  $    29,877,733  $   162,938,635  $    67,203,114
                                         ===============  ===============  ===============  ===============  ===============
---------------------------------------
PERCENTAGE OF NET ASSETS                            0.75%            0.10%            0.24%            1.33%            0.55%
                                         ===============  ===============  ===============  ===============  ===============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period              50,851,938        9,959,467       25,198,769      150,874,224       60,708,211
  - Annuity reserves units                       531,833          103,631           39,690          673,442          193,788
  - Unit value                           $         1.705  $         1.128  $         1.171  $         1.047  $         1.058
                                         ---------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period              86,706,165       11,237,344       29,519,239      157,904,618       64,214,327
  - Annuity reserves                             906,814          116,928           46,495          704,823          204,980
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period               2,257,802          270,767          266,822        4,152,939        2,642,459
  - Unit value                           $         1.687  $         1.116  $         1.169  $         1.042  $         1.053
                                         ---------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period               3,809,238          302,295          311,999        4,329,194        2,783,807
eAnnuity-TM-
  - Units in accumulation period                   7,615            1,995               --               --               --
  - Annuity reserves units                            --               --               --               --               --
  - Unit value                           $         1.723  $         1.141  $            --  $            --  $            --
                                         ---------------  ---------------  ---------------  ---------------  ---------------
  - Value in accumulation period                  13,119            2,276               --               --               --
  - Annuity reserves                                  --               --               --               --               --
                                         ---------------  ---------------  ---------------  ---------------  ---------------
---------------------------------------
NET ASSETS                               $    91,435,336  $    11,658,843  $    29,877,733  $   162,938,635  $    67,203,114
                                         ===============  ===============  ===============  ===============  ===============
---------------------------------------

                                         LN            LN                                            LN            LN
                                         GLOBAL ASSET  GROWTH AND       LN             LN            MONEY         SOCIAL
                                         ALLOCATION    INCOME           INTERNATIONAL  MANAGED       MARKET        AWARENESS
                                         SUBACCOUNT    SUBACCOUNT       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $379,472,233  $ 3,477,789,450  $394,284,773   $745,522,618  $144,091,880  $ 1,432,600,017
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                           --               --            --             --            --               --
---------------------------------------  ------------  ---------------  ------------   ------------  ------------  ---------------
---------------------------------------
TOTAL ASSETS                              379,472,233    3,477,789,450   394,284,773    745,522,618   144,091,880    1,432,600,017
 - Liability - Payable to The Lincoln
   National Life Insurance Company             31,421          291,043        32,655         62,009        11,892          120,037
---------------------------------------  ------------  ---------------  ------------   ------------  ------------  ---------------
---------------------------------------
NET ASSETS                               $379,440,812  $ 3,477,498,407  $394,252,118   $745,460,609  $144,079,988  $ 1,432,479,980
                                         ============  ===============  ============   ============  ============  ===============
---------------------------------------
PERCENTAGE OF NET ASSETS                         3.10%           28.45%         3.23%          6.10%         1.18%           11.72%
                                         ============  ===============  ============   ============  ============  ===============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period          118,277,702      284,457,143   191,132,203    134,226,978    51,218,431      230,568,604
  - Annuity reserves units                    657,073        3,840,017       342,936        530,238       181,995          746,871
  - Unit value                           $      3.154  $        11.970  $      2.039   $      5.476  $      2.741  $         6.093
                                         ------------  ---------------  ------------   ------------  ------------  ---------------
  - Value in accumulation period          373,037,546    3,404,973,611   389,702,566    735,039,952   140,386,886    1,404,937,450
  - Annuity reserves                        2,072,352       45,965,299       699,218      2,903,634       498,837        4,550,953
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period            1,387,776        2,236,085     1,884,345      1,379,569     1,035,373        3,803,334
  - Unit value                           $      3.121  $        11.844  $      2.018   $      5.418  $      2.712  $         6.029
                                         ------------  ---------------  ------------   ------------  ------------  ---------------
  - Value in accumulation period            4,330,914       26,483,857     3,801,731      7,475,127     2,807,922       22,931,061
eAnnuity-TM-
  - Units in accumulation period                   --            4,419         6,431          5,442       139,463            9,225
  - Annuity reserves units                         --            1,836        17,153          2,128            --              600
  - Unit value                           $         --  $        12.093  $      2.061   $      5.535  $      2.770  $         6.160
                                         ------------  ---------------  ------------   ------------  ------------  ---------------
  - Value in accumulation period                   --           53,443        13,254         30,121       386,343           56,821
  - Annuity reserves                               --           22,197        35,349         11,775            --            3,695
---------------------------------------  ------------  ---------------  ------------   ------------  ------------  ---------------
---------------------------------------
NET ASSETS                               $379,440,812  $ 3,477,498,407  $394,252,118   $745,460,609  $144,079,988  $ 1,432,479,980
                                         ============  ===============  ============   ============  ============  ===============
---------------------------------------

                                         LN                         NB AMT
                                         SPECIAL        NB AMT      MID-CAP
                                         OPPORTUNITIES  PARTNERS    GROWTH
                                         SUBACCOUNT     SUBACCOUNT  SUBACCOUNT
---------------------------------------
ASSETS
 - Investments at Market - Affiliated
   (Cost $8,947,700,301)                 $500,324,967   $       --  $         --
 - Investments at Market - Unaffiliated
   (Cost $1,510,439,476)                           --    9,359,855   203,484,272
---------------------------------------  ------------   ----------  ------------
---------------------------------------
TOTAL ASSETS                              500,324,967    9,359,855   203,484,272
 - Liability - Payable to The Lincoln
   National Life Insurance Company             41,514          776        17,301
---------------------------------------  ------------   ----------  ------------
---------------------------------------
NET ASSETS                               $500,283,453   $9,359,079  $203,466,971
                                         ============   ==========  ============
---------------------------------------
PERCENTAGE OF NET ASSETS                         4.09%        0.08%         1.66%
                                         ============   ==========  ============
---------------------------------------
NET ASSETS ARE REPRESENTED BY:
Multi-Fund-Registered Trademark-
   without GMDB Rider
  - Units in accumulation period           52,172,621    9,052,627   148,898,533
  - Annuity reserves units                    106,611       58,107       312,694
  - Unit value                           $      9.475   $    1.008  $      1.341
                                         ------------   ----------  ------------
  - Value in accumulation period          494,314,356    9,128,877   199,716,981
  - Annuity reserves                        1,010,094       58,596       419,415
Multi-Fund-Registered Trademark- with
   GMDB Rider
  - Units in accumulation period              525,727      163,754     2,408,492
  - Unit value                           $      9.375   $    1.004  $      1.336
                                         ------------   ----------  ------------
  - Value in accumulation period            4,928,685      164,468     3,217,667
eAnnuity-TM-
  - Units in accumulation period                3,166        6,799        74,882
  - Annuity reserves units                         --           --         6,033
  - Unit value                           $      9.576   $    1.050  $      1.395
                                         ------------   ----------  ------------
  - Value in accumulation period               30,318        7,138       104,490
  - Annuity reserves                               --           --         8,418
---------------------------------------  ------------   ----------  ------------
---------------------------------------
NET ASSETS                               $500,283,453   $9,359,079  $203,466,971
                                         ============   ==========  ============
---------------------------------------

See accompanying notes.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2000

                                                  AFIS            AFIS            AMERICAN       AVPSF
                                                  GROWTH          INTERNATIONAL   CENTURY VP     TECHNOLOGY
                                                  CLASS 2         CLASS 2         INTERNATIONAL  CLASS B
                                COMBINED          SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $    139,159,984  $           --  $       3,958     $    522     $         --
 - Dividends from net realized
   gains on investments            1,004,935,777              --             --        7,809          229,183
 - Mortality and expense
   guarantees:
    Multifund-Registered
       Trademark- without GMDB
       Rider                        (130,736,409)       (620,352)       (74,123)          --         (269,575)
    Multifund-Registered
       Trademark- with GMDB
       Rider                          (2,336,210)        (21,462)        (2,802)          --           (6,523)
    eAnnuity-TM-                         (22,298)             --             --       (1,314)              --
                                ----------------  --------------  --------------    --------     ------------
NET INVESTMENT INCOME (LOSS)       1,011,000,844        (641,814)       (72,967)       7,017          (46,915)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                       543,427,549         (55,314)    (1,131,028)     158,138         (393,017)
 - Net change in unrealized
   appreciation or
   depreciation on investments    (2,703,154,537)    (18,213,688)    (2,509,012)      (3,602)     (24,712,830)
------------------------------  ----------------  --------------  --------------    --------     ------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS     (2,159,726,988)    (18,269,002)    (3,640,040)     154,536      (25,105,847)
------------------------------  ----------------  --------------  --------------    --------     ------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $ (1,148,726,144) $  (18,910,816) $  (3,713,007)    $161,553     $(25,152,762)
------------------------------  ================  ==============  ==============    ========     ============

                                         JANUS ASPEN       LN                              LN              LN
                                         WORLDWIDE         AGGRESSIVE      LN              CAPITAL         EQUITY-
                                         GROWTH            GROWTH          BOND            APPRECIATION    INCOME
                                         SUBACCOUNT        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment income      $      9,819,734  $           --  $   16,273,643  $           --  $    5,906,324
 - Dividends from net realized gains on
   investments                                 32,144,095      24,538,964              --      88,158,803     225,126,013
 - Mortality and expense guarantees:
    Multifund-Registered Trademark-
       without GMDB Rider                      (4,478,070)     (5,064,341)     (2,631,822)    (19,354,428)     (7,973,658)
    Multifund-Registered Trademark-
       with GMDB Rider                           (103,242)        (66,816)        (55,531)       (457,404)       (169,614)
    eAnnuity-TM-                                   (4,342)           (140)            (58)         (1,479)           (497)
                                         ----------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)                   37,378,175      19,407,667      13,586,232      68,345,492     222,888,568
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                                 (1,949,207)      3,986,137      (2,700,024)     44,143,213      45,698,592
 - Net change in unrealized
   appreciation or depreciation on
   investments                               (133,691,826)    (60,738,302)     13,691,896    (441,367,735)   (200,999,956)
---------------------------------------  ----------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS                            (135,641,033)    (56,752,165)     10,991,872    (397,224,522)   (155,301,364)
---------------------------------------  ----------------  --------------  --------------  --------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS             $    (98,262,858) $  (37,344,498) $   24,578,104  $ (328,879,030) $   67,587,204
---------------------------------------  ================  ==============  ==============  ==============  ==============

See accompanying notes.

                                AVPSF                      DEUTSCHE      DEUTSCHE                      DGPF          DGPF
                                GROWTH      BARON          EQUITY 500    SMALL CAP     DGPF            GROWTH        GLOBAL
                                CLASS B     CAPITAL ASSET  INDEX         INDEX         TREND           AND INCOME    BOND
                                SUBACCOUNT  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $     215   $         --   $     59,438  $         --  $           --  $  1,494,931  $ 107,906
 - Dividends from net realized
   gains on investments            52,730         54,020             --        73,018      29,211,417     8,082,360         --
 - Mortality and expense
   guarantees:
    Multifund-Registered
       Trademark- without GMDB
       Rider                      (20,665)      (203,571)      (917,528)     (107,155)     (5,326,896)     (832,680)  (115,942)
    Multifund-Registered
       Trademark- with GMDB
       Rider                         (463)       (16,526)       (31,724)       (6,958)       (147,132)      (51,148)    (4,741)
    eAnnuity-TM-                       --           (243)          (955)       (2,518)         (2,010)          (43)       (11)
                                ----------  -------------  ------------  ------------  --------------  ------------  ----------
NET INVESTMENT INCOME (LOSS)       31,817       (166,320)      (890,769)      (43,613)     23,735,379     8,693,420    (12,788)
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                    (41,111)       213,879        241,714       (87,012)      4,634,016    (5,397,930)  (469,955)
 - Net change in unrealized
   appreciation or
   depreciation on investments   (914,251)      (783,013)    (9,083,472)   (1,169,080)   (103,330,744)    3,050,486    367,910
------------------------------  ----------  -------------  ------------  ------------  --------------  ------------  ----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS    (955,362)      (569,134)    (8,841,758)   (1,256,092)    (98,696,728)   (2,347,444)  (102,045)
------------------------------  ----------  -------------  ------------  ------------  --------------  ------------  ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $(923,545)  $   (735,454)  $ (9,732,527) $ (1,299,705) $  (74,961,349) $  6,345,976  $(114,833)
------------------------------  ==========  =============  ============  ============  ==============  ============  ==========

                                            DGPF        FIDELITY VIP   FIDELITY VIP II
                                DGPF        SMALL CAP   GROWTH         CONTRAFUND
                                REIT        VALUE       SERVICE CLASS  SERVICE CLASS
                                SUBACCOUNT  SUBACCOUNT  SUBACCOUNT     SUBACCOUNT
------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment
   income                       $       --   $     25   $     86,601   $       131,755
 - Dividends from net realized
   gains on investments                 --         31     10,340,171         4,782,690
 - Mortality and expense
   guarantees:
    Multifund-Registered
       Trademark- without GMDB
       Rider                       (70,315)        --     (1,472,108)         (560,004)
    Multifund-Registered
       Trademark- with GMDB
       Rider                        (1,148)        --        (51,300)          (31,994)
    eAnnuity-TM-                        --        (11)            --                --
                                ----------   --------   ------------   ---------------
NET INVESTMENT INCOME (LOSS)       (71,463)        45      8,903,364         4,322,447
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                      57,795       (152)      (203,451)          (60,890)
 - Net change in unrealized
   appreciation or
   depreciation on investments   1,947,563         61    (33,506,981)       (9,187,477)
------------------------------  ----------   --------   ------------   ---------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS    2,005,358        (91)   (33,710,432)       (9,248,367)
------------------------------  ----------   --------   ------------   ---------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                   $1,933,895   $    (46)  $(24,807,068)  $    (4,925,920)
------------------------------  ==========   ========   ============   ===============

                                         LN            LN                                             LN            LN
                                         GLOBAL ASSET  GROWTH AND      LN             LN              MONEY         SOCIAL
                                         ALLOCATION    INCOME          INTERNATIONAL  MANAGED         MARKET        AWARENESS
                                         SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment income      $         --  $   39,544,861  $  8,113,075   $   28,429,553  $  8,853,586  $   10,847,064
 - Dividends from net realized gains on
   investments                             29,897,089     266,850,268    10,489,217       47,065,434            --     132,465,649
 - Mortality and expense guarantees:
    Multifund-Registered Trademark-
       without GMDB Rider                  (4,178,906)    (39,917,808)   (4,195,210)      (8,050,942)   (1,471,026)    (16,258,181)
    Multifund-Registered Trademark-
       with GMDB Rider                        (62,868)       (398,840)      (54,177)        (106,890)      (37,815)       (348,993)
    eAnnuity-TM-                                 (159)           (476)       (1,134)            (296)       (5,755)           (338)
                                         ------------  --------------  ------------   --------------  ------------  --------------
NET INVESTMENT INCOME (LOSS)               25,655,156     266,078,005    14,351,771       67,336,859     7,338,990     126,705,201
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                             15,073,820     303,796,068     2,558,320       30,777,160            --     114,816,281
 - Net change in unrealized
   appreciation or depreciation on
   investments                            (68,945,612)   (997,479,819)  (26,427,001)    (117,513,857)           --    (393,550,391)
---------------------------------------  ------------  --------------  ------------   --------------  ------------  --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS                         (53,871,792)   (693,683,751)  (23,868,681)     (86,736,697)           --    (278,734,110)
---------------------------------------  ------------  --------------  ------------   --------------  ------------  --------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS             $(28,216,636) $ (427,605,746) $ (9,516,910)  $  (19,399,838) $  7,338,990  $ (152,028,909)
---------------------------------------  ============  ==============  ============   ==============  ============  ==============

                                         LN                           NB AMT
                                         SPECIAL        NB AMT        MID-CAP
                                         OPPORTUNITIES  PARTNERS      GROWTH
                                         SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
---------------------------------------
NET INVESTMENT INCOME (LOSS):
 - Dividends from investment income      $  9,410,039   $    39,061   $     37,693
 - Dividends from net realized gains on
   investments                             94,536,107       830,698             11
 - Mortality and expense guarantees:
    Multifund-Registered Trademark-
       without GMDB Rider                  (4,807,559)      (77,841)    (1,685,703)
    Multifund-Registered Trademark-
       with GMDB Rider                        (65,793)       (2,649)       (31,657)
    eAnnuity-TM-                                  (42)          (28)          (449)
                                         ------------   ------------  ------------
NET INVESTMENT INCOME (LOSS)               99,072,752       789,241     (1,680,105)
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS:
 - Net realized gain (loss) on
   investments                             (8,480,056)     (479,071)    (1,279,366)
 - Net change in unrealized
   appreciation or depreciation on
   investments                            (33,928,342)     (305,506)   (43,849,956)
---------------------------------------  ------------   ------------  ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
   ON INVESTMENTS                         (42,408,398)     (784,577)   (45,129,322)
---------------------------------------  ------------   ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS             $ 56,664,354   $     4,664   $(46,809,427)
---------------------------------------  ============   ============  ============

See accompanying notes.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 1999 AND 2000

                                                 AFIS
                                                 GROWTH
                                                 CLASS 2
                                COMBINED         SUBACCOUNT
-----------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $11,535,808,669  $             --
Changes From Operations:
  - Net investment income
   (loss)                           586,734,011                --
  - Net realized gain (loss)
   on investments                   324,489,276                --
  - Net change in unrealized
   appreciation or
   depreciation on investments      905,837,058                --
------------------------------  ---------------  ----------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                     1,817,060,345                --
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases            4,031,602,338                --
  - Terminated contracts and
   transfers to annuity
   reserves                      (3,984,899,955)               --
------------------------------  ---------------  ----------------
------------------------------
                                     46,702,383                --
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                       13,695,335                --
  - Annuity Payments                 (8,452,725)               --
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                          (148,713)               --
------------------------------  ---------------  ----------------
------------------------------
                                      5,093,897                --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                      51,796,280                --
                                ---------------  ----------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                     1,868,856,625                --
------------------------------  ---------------  ----------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                          13,404,665,294                --
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                         1,011,000,844          (641,814)
  - Net realized gain (loss)
   on investments                   543,427,549           (55,314)
  - Net change in unrealized
   appreciation or
   depreciation on investments   (2,703,154,537)      (18,213,688)
------------------------------  ---------------  ----------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                    (1,148,726,144)      (18,910,816)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases            5,455,936,273       242,388,332
  - Terminated contracts and
   transfers to annuity
   reserves                      (5,487,338,943)      (35,388,504)
------------------------------  ---------------  ----------------
------------------------------
                                    (31,402,670)      206,999,828
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                        8,516,466         1,278,366
  - Annuity Payments                 (9,415,086)          (36,752)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                          (614,516)           (4,132)
------------------------------  ---------------  ----------------
------------------------------
                                     (1,513,136)        1,237,482
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (32,915,806)      208,237,310
------------------------------  ---------------  ----------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                    (1,181,641,950)      189,326,494
------------------------------  ---------------  ----------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $12,223,023,344  $    189,326,494
                                ===============  ================
------------------------------

See accompanying notes.

                                AFIS              AMERICAN          AVPSF             AVPSF                            DEUTSCHE
                                INTERNATIONAL     CENTURY           TECHNOLOGY        GROWTH            BARON          EQUITY 500
                                CLASS 2           VP INTERNATIONAL  CLASS B           CLASS B           CAPITAL ASSET  INDEX
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $             --  $           --    $             --  $             --   $        --   $         --
Changes From Operations:
  - Net investment income
   (loss)                                     --             (11)                 --                --       (15,889)       386,886
  - Net realized gain (loss)
   on investments                             --              --                  --                --         7,131          3,155
  - Net change in unrealized
   appreciation or
   depreciation on investments                --           1,230                  --                --     1,440,979      4,076,999
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                                 --           1,219                  --                --     1,432,221      4,467,040
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                        --           2,394                  --                --     9,772,806     55,129,061
  - Terminated contracts and
   transfers to annuity
   reserves                                   --              --                  --                --    (1,651,773)    (6,850,603)
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
                                              --           2,394                  --                --     8,121,033     48,278,458
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                                --              --                  --                --            --        157,204
  - Annuity Payments                          --              --                  --                --            --         (3,940)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                                 --              --                  --                --            --            720
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
                                              --              --                  --                --            --        153,984
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                               --           2,394                  --                --     8,121,033     48,432,442
                                ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                                 --           3,613                  --                --     9,553,254     52,899,482
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                                       --           3,613                  --                --     9,553,254     52,899,482
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                                (72,967)          7,017             (46,915)           31,817      (166,320)      (890,769)
  - Net realized gain (loss)
   on investments                     (1,131,028)        158,138            (393,017)          (41,111)      213,879        241,714
  - Net change in unrealized
   appreciation or
   depreciation on investments        (2,509,012)         (3,602)        (24,712,830)         (914,251)     (783,013)    (9,083,472)
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                         (3,713,007)        161,553         (25,152,762)         (923,545)     (735,454)    (9,732,527)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                66,710,842      17,951,245         110,209,963         8,791,286    26,208,819    105,728,336
  - Terminated contracts and
   transfers to annuity
   reserves                          (42,339,414)    (17,976,855)        (30,678,779)       (2,507,793)  (11,938,328)   (47,140,497)
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
                                      24,371,428         (25,610)         79,531,184         6,283,493    14,270,491     58,587,839
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                           207,734              --             213,707            39,061            --        707,495
  - Annuity Payments                      (6,138)             --              (4,688)             (691)           --        (87,662)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                             (1,362)             --                (709)             (438)           --         (8,194)
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
                                         200,234              --             208,310            37,932            --        611,639
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                       24,571,662         (25,610)         79,739,494         6,321,425    14,270,491     59,199,478
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                         20,858,655         135,943          54,586,732         5,397,880    13,535,037     49,466,951
------------------------------  ----------------  ----------------  ----------------  ----------------   -----------   ------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $     20,858,655  $      139,556    $     54,586,732  $      5,397,880   $23,088,291   $102,366,433
                                ================  ================  ================  ================   ===========   ============
------------------------------

                                DEUTSCHE
                                SMALL CAP    DGPF
                                INDEX        TREND
                                SUBACCOUNT   SUBACCOUNT
------------------------------
NET ASSETS JANUARY 1, 1999      $        --  $     88,832,274
Changes From Operations:
  - Net investment income
   (loss)                           143,984        (1,470,283)
  - Net realized gain (loss)
   on investments                     5,374         1,068,429
  - Net change in unrealized
   appreciation or
   depreciation on investments      350,000       102,528,148
------------------------------  -----------  ----------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       499,358       102,126,294
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases            4,350,077       215,228,368
  - Terminated contracts and
   transfers to annuity
   reserves                        (776,038)      (80,756,572)
------------------------------  -----------  ----------------
------------------------------
                                  3,574,039       134,471,796
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                       28,959           235,417
  - Annuity Payments                   (685)          (16,883)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                           385              (584)
------------------------------  -----------  ----------------
------------------------------
                                     28,659           217,950
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                   3,602,698       134,689,746
                                -----------  ----------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                     4,102,056       236,816,040
------------------------------  -----------  ----------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                           4,102,056       325,648,314
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                           (43,613)       23,735,379
  - Net realized gain (loss)
   on investments                   (87,012)        4,634,016
  - Net change in unrealized
   appreciation or
   depreciation on investments   (1,169,080)     (103,330,744)
------------------------------  -----------  ----------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                    (1,299,705)      (74,961,349)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases           40,505,309       584,449,189
  - Terminated contracts and
   transfers to annuity
   reserves                     (29,286,605)     (319,584,789)
------------------------------  -----------  ----------------
------------------------------
                                 11,218,704       264,864,400
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                       76,899           906,813
  - Annuity Payments                 (7,069)         (153,501)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                        (1,643)            3,017
------------------------------  -----------  ----------------
------------------------------
                                     68,187           756,329
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                  11,286,891       265,620,729
------------------------------  -----------  ----------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                     9,987,186       190,659,380
------------------------------  -----------  ----------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $14,089,242  $    516,307,694
                                ===========  ================
------------------------------

See accompanying notes.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999 AND 2000

                                DGPF             DGPF
                                GROWTH           GLOBAL
                                AND INCOME       BOND
                                SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $   154,194,611  $    15,714,088
Changes From Operations:
  - Net investment income
   (loss)                            13,071,185          711,928
  - Net realized gain (loss)
   on investments                       166,488          (96,041)
  - Net change in unrealized
   appreciation or
   depreciation on investments      (18,455,277)      (1,337,031)
------------------------------  ---------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                        (5,217,604)        (721,144)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases               40,264,328        5,375,055
  - Terminated contracts and
   transfers to annuity
   reserves                         (71,511,116)      (6,031,258)
------------------------------  ---------------  ---------------
------------------------------
                                    (31,246,788)        (656,203)
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                          178,082           55,542
  - Annuity Payments                   (162,863)         (12,232)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                               141               76
------------------------------  ---------------  ---------------
------------------------------
                                         15,360           43,386
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (31,231,428)        (612,817)
                                ---------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       (36,449,032)      (1,333,961)
------------------------------  ---------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                             117,745,579       14,380,127
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                             8,693,420          (12,788)
  - Net realized gain (loss)
   on investments                    (5,397,930)        (469,955)
  - Net change in unrealized
   appreciation or
   depreciation on investments        3,050,486          367,910
------------------------------  ---------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                         6,345,976         (114,833)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases               27,459,638        3,732,415
  - Terminated contracts and
   transfers to annuity
   reserves                         (59,860,071)      (6,376,471)
------------------------------  ---------------  ---------------
------------------------------
                                    (32,400,433)      (2,644,056)
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                         (179,100)           9,761
  - Annuity Payments                   (122,004)         (14,207)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                            45,318           42,051
------------------------------  ---------------  ---------------
------------------------------
                                       (255,786)          37,605
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (32,656,219)      (2,606,451)
------------------------------  ---------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       (26,310,243)      (2,721,284)
------------------------------  ---------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $    91,435,336  $    11,658,843
                                ===============  ===============
------------------------------

See accompanying notes.

                                               DGPF         FIDELITY VIP     FIDELITY VIP II    JANUS ASPEN      LN
                                DGPF           SMALL CAP    GROWTH           CONTRAFUND         WORLDWIDE        AGGRESSIVE
                                REIT           VALUE        SERVICE CLASS    SERVICE CLASS      GROWTH           GROWTH
                                SUBACCOUNT     SUBACCOUNT   SUBACCOUNT       SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $          --  $      --    $            --   $          --     $            --  $ 323,799,090
Changes From Operations:
  - Net investment income
   (loss)                                  --         26            (79,150)        (41,497)           (181,845)    (3,052,643)
  - Net realized gain (loss)
   on investments                          --         --                344             130               9,846      5,423,560
  - Net change in unrealized
   appreciation or
   depreciation on investments             --        (61)         6,950,425       2,861,396          28,562,462    111,770,714
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                              --        (35)         6,871,619       2,820,029          28,390,463    114,141,631
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                     --      2,084         55,106,803      26,650,738         136,061,158     79,369,638
  - Terminated contracts and
   transfers to annuity
   reserves                                --         --         (6,935,056)     (3,372,134)        (17,756,939)  (125,302,224)
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
                                           --      2,084         48,171,747      23,278,604         118,304,219    (45,932,586)
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                             --         --            114,909          92,347             247,986          5,211
  - Annuity Payments                       --         --             (2,272)         (2,010)            (15,697)      (124,675)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                              --         --               (423)             97                 575            455
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
                                           --         --            112,214          90,434             232,864       (119,009)
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                            --      2,084         48,283,961      23,369,038         118,537,083    (46,051,595)
                                -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                              --      2,049         55,155,580      26,189,067         146,927,546     68,090,036
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                                    --      2,049         55,155,580      26,189,067         146,927,546    391,889,126
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                             (71,463)        45          8,903,364       4,322,447          37,378,175     19,407,667
  - Net realized gain (loss)
   on investments                      57,795       (152)          (203,451)        (60,890)         (1,949,207)     3,986,137
  - Net change in unrealized
   appreciation or
   depreciation on investments      1,947,563         61        (33,506,981)     (9,187,477)       (133,691,826)   (60,738,302)
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       1,933,895        (46)       (24,807,068)     (4,925,920)        (98,262,858)   (37,344,498)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases             49,505,162         --        185,231,932      68,831,585         666,095,360    344,926,722
  - Terminated contracts and
   transfers to annuity
   reserves                       (21,604,159)    (2,003)       (53,333,102)    (23,008,739)       (287,584,549)  (197,351,110)
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
                                   27,901,003     (2,003)       131,898,830      45,822,846         378,510,811    147,575,612
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                         43,523         --            745,808         130,848           1,284,024        377,851
  - Annuity Payments                     (629)        --            (50,312)        (12,136)           (164,160)      (189,180)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                             (59)        --             (4,203)         (1,591)             (4,607)        (2,958)
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
                                       42,835         --            691,293         117,121           1,115,257        185,713
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                    27,943,838     (2,003)       132,590,123      45,939,967         379,626,068    147,761,325
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                      29,877,733     (2,049)       107,783,055      41,014,047         281,363,210    110,416,827
------------------------------  -------------  -----------  ---------------   -------------     ---------------  -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $  29,877,733  $      --    $   162,938,635   $  67,203,114     $   428,290,756  $ 502,305,953
                                =============  ===========  ===============   =============     ===============  =============
------------------------------

                                               LN
                                LN             CAPITAL
                                BOND           APPRECIATION
                                SUBACCOUNT     SUBACCOUNT
------------------------------
NET ASSETS JANUARY 1, 1999      $ 359,130,853  $   746,877,538
Changes From Operations:
  - Net investment income
   (loss)                          18,585,811       (5,108,268)
  - Net realized gain (loss)
   on investments                     498,828        1,715,312
  - Net change in unrealized
   appreciation or
   depreciation on investments    (33,717,275)     492,291,917
------------------------------  -------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                     (14,632,636)     488,898,961
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases            103,853,425    1,006,577,563
  - Terminated contracts and
   transfers to annuity
   reserves                      (148,509,116)    (404,300,360)
------------------------------  -------------  ---------------
------------------------------
                                  (44,655,691)     602,277,203
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                        180,951        2,609,328
  - Annuity Payments                  (91,107)        (567,970)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                           1,044          (10,030)
------------------------------  -------------  ---------------
------------------------------
                                       90,888        2,031,328
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                   (44,564,803)     604,308,531
                                -------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                     (59,197,439)   1,093,207,492
------------------------------  -------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                           299,933,414    1,840,085,030
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                          13,586,232       68,345,492
  - Net realized gain (loss)
   on investments                  (2,700,024)      44,143,213
  - Net change in unrealized
   appreciation or
   depreciation on investments     13,691,896     (441,367,735)
------------------------------  -------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                      24,578,104     (328,879,030)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases             63,648,953      825,355,646
  - Terminated contracts and
   transfers to annuity
   reserves                      (111,476,420)    (727,668,575)
------------------------------  -------------  ---------------
------------------------------
                                  (47,827,467)      97,687,071
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                        (61,499)       2,043,290
  - Annuity Payments                  (76,794)        (975,330)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                        (132,471)         (27,437)
------------------------------  -------------  ---------------
------------------------------
                                     (270,764)       1,040,523
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                   (48,098,231)      98,727,594
------------------------------  -------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                     (23,520,127)    (230,151,436)
------------------------------  -------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $ 276,413,287  $ 1,609,933,594
                                =============  ===============
------------------------------

See accompanying notes.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
STATEMENT OF CHANGES IN NET ASSETS (CONTINUED)
YEARS ENDED DECEMBER 31, 1999 AND 2000

                                LN               LN
                                EQUITY-          GLOBAL ASSET
                                INCOME           ALLOCATION
                                SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $   966,592,772  $   481,973,982
Changes From Operations:
  - Net investment income
   (loss)                            36,859,222       16,205,650
  - Net realized gain (loss)
   on investments                    26,424,234       11,688,807
  - Net change in unrealized
   appreciation or
   depreciation on investments      (16,625,475)      18,169,135
------------------------------  ---------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                        46,657,981       46,063,592
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases              229,184,806       75,016,170
  - Terminated contracts and
   transfers to annuity
   reserves                        (286,133,549)    (122,893,414)
------------------------------  ---------------  ---------------
------------------------------
                                    (56,948,743)     (47,877,244)
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                        1,327,758        1,095,474
  - Annuity Payments                   (657,877)        (299,258)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                              (988)         (66,880)
------------------------------  ---------------  ---------------
------------------------------
                                        668,893          729,336
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (56,279,850)     (47,147,908)
                                ---------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                        (9,621,869)      (1,084,316)
------------------------------  ---------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                             956,970,903      480,889,666
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                           222,888,568       25,655,156
  - Net realized gain (loss)
   on investments                    45,698,592       15,073,820
  - Net change in unrealized
   appreciation or
   depreciation on investments     (200,999,956)     (68,945,612)
------------------------------  ---------------  ---------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                        67,587,204      (28,216,636)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases              139,219,422       54,494,732
  - Terminated contracts and
   transfers to annuity
   reserves                        (332,153,434)    (127,087,576)
------------------------------  ---------------  ---------------
------------------------------
                                   (192,934,012)     (72,592,844)
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                         (606,180)        (264,628)
  - Annuity Payments                   (529,281)        (348,665)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                            (4,935)         (26,081)
------------------------------  ---------------  ---------------
------------------------------
                                     (1,140,396)        (639,374)
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                    (194,074,408)     (73,232,218)
------------------------------  ---------------  ---------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                      (126,487,204)    (101,448,854)
------------------------------  ---------------  ---------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $   830,483,699  $   379,440,812
                                ===============  ===============
------------------------------

See accompanying notes.

                                LN                                                   LN             LN               LN
                                GROWTH AND           LN               LN             MONEY          SOCIAL           SPECIAL
                                INCOME               INTERNATIONAL    MANAGED        MARKET         AWARENESS        OPPORTUNITIES
                                SUBACCOUNT           SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS JANUARY 1, 1999      $   4,140,960,358    $   493,837,075  $ 952,578,123  $ 119,311,868  $ 1,821,748,783  $ 870,257,254
Changes From Operations:
  - Net investment income
   (loss)                             172,808,571        119,881,368     61,326,215      5,522,432       68,488,983     82,723,341
  - Net realized gain (loss)
   on investments                     132,079,312          9,385,470     24,756,791             --       85,211,142     26,077,310
  - Net change in unrealized
   appreciation or
   depreciation on investments        353,017,078        (54,003,384)   (27,308,300)            --       86,292,911   (155,496,460)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                         657,904,961         75,263,454     58,774,706      5,522,432      239,993,036    (46,695,809)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                746,492,736        206,951,775    118,914,778    302,648,002      447,789,509    139,945,983
  - Terminated contracts and
   transfers to annuity
   reserves                          (989,819,625)      (260,185,570)  (219,107,295)  (249,268,452)    (642,066,963)  (336,167,020)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
                                     (243,326,889)       (53,233,795)  (100,192,517)    53,379,550     (194,277,454)  (196,221,037)
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                          5,170,679             51,788        535,385         89,561        1,392,420        114,215
  - Annuity Payments                   (4,945,413)          (150,827)      (433,896)       (58,064)        (679,764)      (227,230)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                            (146,679)            19,635         16,287         23,852           10,182          3,422
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
                                           78,587            (79,404)       117,776         55,349          722,838       (109,593)
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                      (243,248,302)       (53,313,199)  (100,074,741)    53,434,899     (193,554,616)  (196,330,630)
                                -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                         414,656,659         21,950,255    (41,300,035)    58,957,331       46,438,420   (243,026,439)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                             4,555,617,017        515,787,330    911,278,088    178,269,199    1,868,187,203    627,230,815
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                             266,078,005         14,351,771     67,336,859      7,338,990      126,705,201     99,072,752
  - Net realized gain (loss)
   on investments                     303,796,068          2,558,320     30,777,160             --      114,816,281     (8,480,056)
  - Net change in unrealized
   appreciation or
   depreciation on investments       (997,479,819)       (26,427,001)  (117,513,857)            --     (393,550,391)   (33,928,342)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                        (427,605,746)        (9,516,910)   (19,399,838)     7,338,990     (152,028,909)    56,664,354
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases                459,435,001        168,247,883     71,212,156    399,566,130      254,664,977     64,260,180
  - Terminated contracts and
   transfers to annuity
   reserves                        (1,105,242,722)      (280,030,554)  (217,403,672)  (441,361,120)    (537,464,860)  (247,568,099)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
                                     (645,807,721)      (111,782,671)  (146,191,516)   (41,794,990)    (282,799,883)  (183,307,919)
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                            708,584           (114,806)       223,451        326,054          (88,198)       (56,075)
  - Annuity Payments                   (4,990,137)          (121,385)      (432,050)       (37,497)        (782,002)      (236,170)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                            (423,590)               560        (17,526)       (21,768)          (8,231)       (11,552)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
                                       (4,705,143)          (235,631)      (226,125)       266,789         (878,431)      (303,797)
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                      (650,512,864)      (112,018,302)  (146,417,641)   (41,528,201)    (283,678,314)  (183,611,716)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                      (1,078,118,610)      (121,535,212)  (165,817,479)   (34,189,211)    (435,707,223)  (126,947,362)
------------------------------  -----------------    ---------------  -------------  -------------  ---------------  -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $   3,477,498,407    $   394,252,118  $ 745,460,609  $ 144,079,988  $ 1,432,479,980  $ 500,283,453
                                =================    ===============  =============  =============  ===============  =============
------------------------------

                                              NB AMT
                                NB AMT        MID-CAP
                                PARTNERS      GROWTH
                                SUBACCOUNT    SUBACCOUNT
------------------------------
NET ASSETS JANUARY 1, 1999      $          -- $          --
Changes From Operations:
  - Net investment income
   (loss)                              (6,865)       (25,140)
  - Net realized gain (loss)
   on investments                      35,446        28,208
  - Net change in unrealized
   appreciation or
   depreciation on investments        175,774     4,291,153
------------------------------  ------------- -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                         204,355     4,294,221
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases              4,070,627    22,844,454
  - Terminated contracts and
   transfers to annuity
   reserves                        (1,158,398)    (4,346,480)
------------------------------  ------------- -------------
------------------------------
                                    2,912,229    18,497,974
Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                         12,119            --
  - Annuity Payments                      (62)            --
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                              --            --
------------------------------  ------------- -------------
------------------------------
                                       12,057            --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     2,924,286    18,497,974
                                ------------- -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       3,128,641    22,792,195
------------------------------  ------------- -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   1999                             3,128,641    22,792,195
------------------------------
Changes From Operations:
  - Net investment income
   (loss)                             789,241    (1,680,105)
  - Net realized gain (loss)
   on investments                    (479,071)    (1,279,366)
  - Net change in unrealized
   appreciation or
   depreciation on investments       (305,506)   (43,849,956)
------------------------------  ------------- -------------
------------------------------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                           4,664   (46,809,427)
------------------------------
Change From Unit Transactions:
   Accumulation Units:
  - Contract purchases             28,718,103   378,386,955
  - Terminated contracts and
   transfers to annuity
   reserves                       (22,537,239)  (151,382,904)
------------------------------  ------------- -------------
------------------------------
                                    6,180,864   227,004,051
   Annuity Reserves:
  - Transfer from accumulation
   units and between
   subaccounts                         47,099       516,584
  - Annuity Payments                   (1,816)       (34,830)
  - Receipt (reimbursement) of
   mortality guarantee
   adjustment                            (373)        (1,602)
------------------------------  ------------- -------------
------------------------------
                                       44,910       480,152
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     6,225,774   227,484,203
------------------------------  ------------- -------------
------------------------------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       6,230,438   180,674,776
------------------------------  ------------- -------------
------------------------------
NET ASSETS AT DECEMBER 31,
   2000                         $   9,359,079 $ 203,466,971
                                ============= =============
------------------------------

See accompanying notes.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C

NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES AND ACCOUNT INFORMATION

   THE VARIABLE ACCOUNT: Lincoln National Variable Annuity Account C (Variable Account) is a segregated investment account of the Lincoln National Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account consists of two products, Multi-Fund-Registered Trademark- and eAnnuity-TM-. The Multi-Fund-Registered Trademark- product is an annuity contract offering a guaranteed minimum death benefit (GMBD) rider option. Effective August 20, 1998, the eAnnuity-TM-product became available to clients of the Company. The eAnnuity-TM- product is an annuity contract that is sold through the internet.

   The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

   BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

   INVESTMENTS: The assets of the Variable Accounts are divided into variable subaccounts each of which is invested in shares of twenty nine mutual funds (the Funds) of eleven diviersified open-end management investment companies, each Fund with its own investment objective. The Funds are:

   American Funds Insurance Series (AFIS):
     AFIS Growth Class 2 Fund
     AFIS International Class 2 Fund

   American Century Variable Portfolios, Inc.:
     VP International Portfolio

   Alliance Variable Products Series Fund (AVPSF):
     AVPSF Technology Class B Fund
     AVPSF Growth Class B Fund

   Baron Capital Funds Trust:
     Baron Capital Asset Fund

   Deutsche Asset Management VIT Funds Trust (Deutsche):
     Deutsche Equity 500 Index Fund
     Deutsche Small Cap Index Fund

   Delaware Group Premium Fund (DGPF):
     DGPF Trend Series
     DGPF Growth and Income Series
     DGPF Global Bond Series
     DGPF REIT Series
     DGPF Small Cap Value Series

   Fidelity Variable Insurance Products Fund:
     Growth Portfolio Service Class Portfolio

   Fidelity Variable Insurance Products Fund II:
     Contrafund Portfolio Service Class Portfolio

   Janus Aspen Series:
     Janus Aspen Series Worldwide Growth Portfolio

   Lincoln National (LN):
     LN Aggressive Growth Fund
     LN Bond Fund
     LN Capital Appreciation Fund
     LN Equity-Income Fund
     LN Global Asset Allocation Fund
     LN Growth and Income Fund
     LN International Fund
     LN Managed Fund
     LN Money Market Fund
     LN Social Awareness Fund
     LN Special Opportunities Fund

   Neuberger Berman Advisors Management Trust (NB AMT):
     NB AMT Partners Portfolio
     NB AMT Mid-Cap Growth Portfolio

   Investments in the Funds are stated at the closing net asset value per share on December 31, 2000, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

   Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

   DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

   FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Using current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

   ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 5%. Reserves on contracts involving life contingencies are calculated using a modification of the 1971 Individual Annuitant Mortality Table and an assumed investment rate of 5%.

2.   MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATE

   Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The rates are as follows for the two contract types and the corresponding rider options within the Variable Account:

      - Multi-Fund-Registered Trademark- at a daily rate of .00274525% (1.002% on an annual basis).

      - Multi-Fund-Registered Trademark- with GMDB rider at a daily rate of .00356712328% (1.302% on an annual basis).

      -  eAnnuity-TM- at a daily rate of .001506849% (.55% on an annual basis).

   In addition, $17,279,801 was retained by the Company from the proceeds of the sales of annuity contracts for contract charges and surrender charges during 2000.

   Accordingly, the Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. NET ASSETS

   The following is a summary of net assets owned at December 31, 2000.

                                                AFIS          AFIS           AMERICAN       AVPSF
                                                GROWTH        INTERNATIONAL  CENTURY VP     TECHNOLOGY
                                                CLASS 2       CLASS 2        INTERNATIONAL  CLASS B
                                COMBINED        SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------
Unit Transactions:
   Accumulation units           $5,684,076,568  $206,999,828  $ 24,371,428   $    (23,216)  $ 79,531,184
   Annuity Reserves                 34,569,679     1,237,482       200,234             --        208,310
                                --------------  ------------  ------------   ------------   ------------
                                 5,718,646,247   208,237,310    24,571,662        (23,216)    79,739,494
Accumulated net investment
   income (loss)                 3,648,155,739      (641,814)      (72,967)         7,006        (46,915)
Accumulated net realized gain
   (loss) on investments         1,090,313,954       (55,314)   (1,131,028)       158,138       (393,017)
Net unrealized appreciation or
   depreciation on investments   1,765,907,404   (18,213,688)   (2,509,012)        (2,372)   (24,712,830)
------------------------------  --------------  ------------  ------------   ------------   ------------
------------------------------
                                $12,223,023,344 $189,326,494  $ 20,858,655   $    139,556   $ 54,586,732
                                ==============  ============  ============   ============   ============


                                FIDELITY VIP II  JANUS ASPEN      LN                                  LN
                                CONTRAFUND       WORLDWIDE        AGGRESSIVE         LN               CAPITAL
                                SERVICE CLASS    GROWTH           GROWTH             BOND             APPRECIATION
                                SUBACCOUNT       SUBACCOUNT       SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------
Unit Transactions:
   Accumulation units           $   69,101,450   $   496,815,030  $   342,356,186    $   101,213,855  $   1,137,504,748
   Annuity Reserves                    207,555         1,348,121          593,134            355,631          4,515,374
                                ---------------  ---------------  ---------------    ---------------  -----------------
                                    69,309,005       498,163,151      342,949,320        101,569,486      1,142,020,122
Accumulated net investment
   income (loss)                     4,280,950        37,196,330       66,957,478        179,230,590        118,657,039
Accumulated net realized gain
   (loss) on investments               (60,760)       (1,939,361)      14,792,244         (1,368,125)        49,039,975
Net unrealized appreciation or
   depreciation on investments      (6,326,081)     (105,129,364)      77,606,911         (3,018,664)       300,216,458
------------------------------  ---------------  ---------------  ---------------    ---------------  -----------------
------------------------------
                                $   67,203,114   $   428,290,756  $   502,305,953    $   276,413,287  $   1,609,933,594
                                ===============  ===============  ===============    ===============  =================

                                AVPSF                      DEUTSCHE      DEUTSCHE                    DGPF           DGPF
                                GROWTH      BARON          EQUITY 500    SMALL CAP     DGPF          GROWTH         GLOBAL
                                CLASS B     CAPITAL ASSET  INDEX         INDEX         TREND         AND INCOME     BOND
                                SUBACCOUNT  SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
Unit Transactions:
   Accumulation units           $6,283,493  $ 22,391,524   $106,866,297  $ 14,792,743  $470,766,618  $  67,462,031  $  10,816,458
   Annuity Reserves                 37,932            --        765,623        96,846     1,014,761        732,665        113,770
                                ----------  ------------   ------------  ------------  ------------  -------------  -------------
                                 6,321,425    22,391,524    107,631,920    14,889,589   471,781,379     68,194,696     10,930,228
Accumulated net investment
   income (loss)                    31,817      (182,209)      (503,883)      100,371    22,687,296     30,266,694      1,873,323
Accumulated net realized gain
   (loss) on investments           (41,111)      221,010        244,869       (81,638)    6,777,458     (5,048,636)      (486,716)
Net unrealized appreciation or
   depreciation on investments    (914,251)      657,966     (5,006,473)     (819,080)   15,061,561     (1,977,418)      (657,992)
------------------------------  ----------  ------------   ------------  ------------  ------------  -------------  -------------
------------------------------
                                $5,397,880  $ 23,088,291   $102,366,433  $ 14,089,242  $516,307,694  $  91,435,336  $  11,658,843
                                ==========  ============   ============  ============  ============  =============  =============

                                               DGPF        FIDELITY VIP
                                DGPF           SMALL CAP   GROWTH
                                REIT           VALUE       SERVICE CLASS
                                SUBACCOUNT     SUBACCOUNT  SUBACCOUNT
------------------------------
Unit Transactions:
   Accumulation units           $  27,901,003  $      81   $   180,070,577
   Annuity Reserves                    42,835         --           803,507
                                -------------  ---------   ---------------
                                   27,943,838         81       180,874,084
Accumulated net investment
   income (loss)                      (71,463)        71         8,824,214
Accumulated net realized gain
   (loss) on investments               57,795       (152)         (203,107)
Net unrealized appreciation or
   depreciation on investments      1,947,563         --       (26,556,556)
------------------------------  -------------  ---------   ---------------
------------------------------
                                $  29,877,733  $      --   $   162,938,635
                                =============  =========   ===============

                                  LN                 LN                 LN
                                  EQUITY-            GLOBAL ASSET       GROWTH AND         LN                 LN
                                  INCOME             ALLOCATION         INCOME             INTERNATIONAL      MANAGED
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
Unit Transactions:
   Accumulation units             $   358,165,035    $   125,404,612    $   650,671,486    $   163,244,806    $   119,379,710
   Annuity Reserves                     1,405,133          1,225,797         13,847,881            288,495          1,331,737
                                  ---------------    ---------------    ---------------    ---------------    ---------------
                                      359,570,168        126,630,409        664,519,367        163,533,301        120,711,447
Accumulated net investment
   income (loss)                      303,789,712        168,562,314      1,212,259,084        180,596,970        461,707,209
Accumulated net realized gain
   (loss) on investments               81,470,569         34,580,928        518,056,098         37,303,475         73,850,827
Net unrealized appreciation or
   depreciation on investments         85,653,250         49,667,161      1,082,663,858         12,818,372         89,191,126
------------------------------    ---------------    ---------------    ---------------    ---------------    ---------------
------------------------------
                                  $   830,483,699    $   379,440,812    $ 3,477,498,407    $   394,252,118    $   745,460,609
                                  ===============    ===============    ===============    ===============    ===============

                                LN                 LN                 LN                                    NB AMT
                                MONEY              SOCIAL             SPECIAL            NB AMT             MID-CAP
                                MARKET             AWARENESS          OPPORTUNITIES      PARTNERS           GROWTH
                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
------------------------------
Unit Transactions:
   Accumulation units           $    71,351,278    $   588,834,717    $   (12,791,512)   $     9,093,093    $   245,502,025
   Annuity Reserves                     437,738          2,860,929            361,070             56,967            480,152
                                ---------------    ---------------    ---------------    ---------------    ---------------
                                     71,789,016        591,695,646        (12,430,442)         9,150,060        245,982,177
Accumulated net investment
   income (loss)                     72,290,972        333,201,452        448,076,967            782,376         (1,705,245)
Accumulated net realized gain
   (loss) on investments                     --        216,283,922         69,980,394           (443,625)        (1,251,158)
Net unrealized appreciation or
   depreciation on investments               --        291,298,960         (5,343,466)          (129,732)       (39,558,803)
------------------------------  ---------------    ---------------    ---------------    ---------------    ---------------
------------------------------
                                $   144,079,988    $ 1,432,479,980    $   500,283,453    $     9,359,079    $   203,466,971
                                ===============    ===============    ===============    ===============    ===============

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C

4.   PURCHASES AND SALES OF INVESTMENTS

   The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2000.

                                         AGGREGATE       AGGREGATE
                                         COST OF         PROCEEDS
                                         PURCHASES       FROM SALES
-----------------------------------------------------------------------
AFIS Growth Class 2 Fund                 $  208,201,633  $      590,262
---------------------------------------
AFIS International Class 2 Fund              52,788,242      28,287,815
---------------------------------------
American Century VP International
   Portfolio                                 17,390,287      17,408,874
---------------------------------------
AVPSF Technology Class B Fund                81,313,318       1,616,044
---------------------------------------
AVPSF Growth Class B Fund                     6,939,800         586,111
---------------------------------------
Baron Capital Asset Fund                     17,148,300       3,042,444
---------------------------------------
Deutsche Equity 500 Index Fund               67,120,866       8,805,051
---------------------------------------
Deutsche Small Cap Index Fund                31,195,649      19,951,279
---------------------------------------
DGPF Trend Series                           337,010,735      47,619,161
---------------------------------------
DGPF Growth and Income Series                15,839,436      39,797,839
---------------------------------------
DGPF Global Bond Series                       1,598,486       4,217,166
---------------------------------------
DGPF REIT Series                             33,896,788       6,021,946
---------------------------------------
DGPF Small Cap Value Series                          55           2,013
---------------------------------------
Fidelity VIP Growth Service Class
   Portfolio                                147,088,802       5,583,111
---------------------------------------
Fidelity VIP II Contrafund Service
   Class Portfolio                           51,973,262       1,705,919
---------------------------------------
Janus Aspen Worldwide Growth Portfolio      484,236,656      67,200,949
---------------------------------------
LN Aggressive Growth Fund                   183,429,209      16,228,324
---------------------------------------
LN Bond Fund                                 29,409,044      63,906,539
---------------------------------------
LN Capital Appreciation Fund                303,389,537     136,230,918
---------------------------------------
LN Equity-Income Fund                       243,003,625     214,146,548
---------------------------------------
LN Global Asset Allocation Fund              30,810,720      78,369,568
---------------------------------------
LN Growth and Income Fund                   353,985,474     738,254,552
---------------------------------------
LN International Fund                        88,803,237     186,451,291
---------------------------------------
LN Managed Fund                              75,254,934     154,298,777
---------------------------------------
LN Money Market Fund                        177,607,013     211,789,269
---------------------------------------
LN Social Awareness Fund                    204,215,916     361,120,378
---------------------------------------
LN Special Opportunities Fund               113,670,017     198,184,606
---------------------------------------
NB AMT Partners Portfolio                    23,517,898      16,502,196
---------------------------------------
NB AMT Mid-Cap Growth Portfolio             245,774,895      19,954,109
---------------------------------------  --------------  --------------
---------------------------------------
                                         $3,626,613,834  $2,647,873,059
                                         ==============  ==============

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C

5. INVESTMENTS

   The following is a summary of investments owned at December 31, 2000.

                                                      NET
                                         SHARES       ASSET   VALUE OF         COST OF
                                         OUTSTANDING  VALUE   SHARES           SHARES
---------------------------------------------------------------------------------------------
AFIS Growth Class 2 Fund                  2,583,468   $73.29  $   189,342,369  $  207,556,057
---------------------------------------
AFIS International Class 2 Fund           1,016,093    20.53       20,860,387      23,369,399
---------------------------------------
American Century VP International
   Portfolio                                 13,642    10.23          139,562         141,934
---------------------------------------
AVPSF Technology Class B Fund             2,192,427    24.90       54,591,427      79,304,257
---------------------------------------
AVPSF Growth Class B Fund                   216,019    24.99        5,398,327       6,312,578
---------------------------------------
Baron Capital Asset Fund                  1,337,789    17.26       23,090,242      22,432,276
---------------------------------------
Deutsche Equity 500 Index Fund            7,434,639    13.77      102,374,986     107,381,459
---------------------------------------
Deutsche Small Cap Index Fund             1,269,409    11.10       14,090,442      14,909,522
---------------------------------------
DGPF Trend Series                        17,327,247    29.80      516,351,950     501,290,389
---------------------------------------
DGPF Growth and Income Series             5,410,828    16.90       91,442,987      93,420,405
---------------------------------------
DGPF Global Bond Series                   1,198,335     9.73       11,659,801      12,317,793
---------------------------------------
DGPF REIT Series                          2,711,452    11.02       29,880,200      27,932,637
---------------------------------------
DGPF Small Cap Value Series                      --       --               --              --
---------------------------------------
Fidelity VIP Growth Service Class
   Portfolio                              3,746,031    43.50      162,952,359     189,508,915
---------------------------------------
Fidelity VIP II Contrafund Service
   Class Portfolio                        2,839,407    23.67       67,208,768      73,534,849
---------------------------------------
Janus Aspen Worldwide Growth Portfolio   11,582,645    36.98      428,326,204     533,455,568
---------------------------------------
LN Aggressive Growth Fund                28,469,736    17.65      502,348,486     424,741,575
---------------------------------------
LN Bond Fund                             23,247,506    11.89      276,436,090     279,454,754
---------------------------------------
LN Capital Appreciation Fund             63,526,127    25.35    1,610,069,682   1,309,853,224
---------------------------------------
LN Equity-Income Fund                    47,615,252    17.44      830,552,847     744,899,597
---------------------------------------
LN Global Asset Allocation Fund          25,671,238    14.78      379,472,233     329,805,072
---------------------------------------
LN Growth and Income Fund                80,413,176    43.25    3,477,789,450   2,395,125,592
---------------------------------------
LN International Fund                    28,635,687    13.77      394,284,773     381,466,401
---------------------------------------
LN Managed Fund                          44,069,434    16.92      745,522,618     656,331,492
---------------------------------------
LN Money Market Fund                     14,409,188    10.00      144,091,880     144,091,880
---------------------------------------
LN Social Awareness Fund                 38,502,473    37.21    1,432,600,017   1,141,301,057
---------------------------------------
LN Special Opportunities Fund            19,357,926    25.85      500,324,967     505,668,433
---------------------------------------
NB AMT Partners Portfolio                   578,841    16.17        9,359,855       9,489,587
---------------------------------------
NB AMT Mid-Cap Growth Portfolio           9,051,791    22.48      203,484,272     243,043,075
                                                              ---------------  --------------
---------------------------------------
                                                              $12,224,047,181  $10,458,139,777
                                                              ===============  ==============

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C

6.   NEW INVESTMENT FUNDS AND FUND NAME CHANGES

   During 1999, the Delaware Small Cap Value Series, American Century VP International, BT Equity 500 Index Fund, BT Small Cap Index Fund, Baron Capital Asset Fund, Fidelity VIP Growth Portfolio, Fidelity VIP II Contrafund Portfolio, Janus Aspen Worldwide Growth Fund, AMT Partners Fund and AMT Mid-Cap Growth Fund became available as investment options for Variable Account contract owners. Also during 1999, the Delaware Decatur Total Return Series changed its name to the Delaware Growth and Income Series.

   During 2000, the BT Insurance Fund Trust family of funds changed its name to Deutsche Asset Management VIT Funds Trust and the Delaware Group Premium Fund, Inc. family of funds changed its name to Delaware Group Premium Fund
   (DGPF). Also during 2000, the AFIS Growth Class 2 Fund, the AFIS International Class 2 Fund, the AVPSF Technology Class B Fund, the AVPSF Growth Class B Fund and the DGPF REIT Series became available as investment options for Variable Account contract owners.

7. INVESTMENT FUNDS CLOSED

   During 2000, the DGPF Small Cap Value Series, the LN Aggressive Growth Fund and the LN Global Asset Allocation Fund were closed as investment options for Variable Account contract owners of eAnnuity-TM-.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors of The Lincoln National Life Insurance Company and
Contract Owners of Lincoln National Variable Annuity Account C

We have audited the accompanying statement of assets and liability of Lincoln National Variable Annuity Account C ("Variable Account") (comprised of the following subaccounts: American Funds Insurance Series ("AFIS") Growth Class 2, AFIS International Class 2, American Century Variable Portfolios International, Alliance Variable Products Series Fund ("AVPSF") Technology Class B, AVPSF Growth Class B, Baron Capital Funds Trust Capital Asset, Deutsche Asset Management VIT Funds Trust ("Deutsche") Equity 500 Index, Deutsche Small Cap Index, Delaware Group Premium Fund ("DGPF") Trend, DGPF Growth and Income, DGPF Global Bond, DGPF REIT, DGPF Small Cap Value, Fidelity Variable Insurance Products ("Fidelity VIP") Growth Portfolio Service Class, Fidelity VIP II Contrafund Portfolio Service Class, Janus Aspen Worldwide Growth, Lincoln National ("LN") Aggressive Growth, LN Bond, LN Capital Appreciation, LN Equity-Income, LN Global Asset Allocation, LN Growth and Income, LN International, LN Managed, LN Money Market, LN Social Awareness, LN Special Opportunities, Neuberger Berman Advisers Management Trust ("NB AMT") Partners, and NB AMT Mid-Cap Growth) as of December 31, 2000, and the related statement of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln National Variable Annuity Account C at December 31, 2000, the results of their operations for the year then ended, and changes in their net assets for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Fort Wayne, Indiana
March 1, 2001

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                              DECEMBER 31
                                                              2000        1999
                                                              ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                         $21,852.5   $22,985.0
------------------------------------------------------------
Preferred stocks                                                  261.7       253.8
------------------------------------------------------------
Unaffiliated common stocks                                        161.7       166.9
------------------------------------------------------------
Affiliated common stocks                                          743.0       604.7
------------------------------------------------------------
Mortgage loans on real estate                                   4,102.0     4,211.5
------------------------------------------------------------
Real estate                                                       271.7       254.0
------------------------------------------------------------
Policy loans                                                    1,723.5     1,652.9
------------------------------------------------------------
Other investments                                                 485.0       426.6
------------------------------------------------------------
Cash and short-term investments                                 1,448.4     1,409.2
------------------------------------------------------------  ---------   ---------
Total cash and investments                                     31,049.5    31,964.6
------------------------------------------------------------
Premiums and fees in course of collection                         111.5       115.8
------------------------------------------------------------
Accrued investment income                                         444.2       435.3
------------------------------------------------------------
Reinsurance recoverable                                           450.7       199.0
------------------------------------------------------------
Funds withheld by ceding companies                                 74.4        73.5
------------------------------------------------------------
Company owned policies and contracts                              335.0         9.1
------------------------------------------------------------
Federal income taxes recoverable from parent company                0.1        61.6
------------------------------------------------------------
Goodwill                                                           38.4        43.1
------------------------------------------------------------
Other admitted assets                                             106.1        57.6
------------------------------------------------------------
Separate account assets                                        43,904.6    46,105.1
------------------------------------------------------------  ---------   ---------
Total admitted assets                                         $76,514.5   $79,064.7
------------------------------------------------------------  =========   =========

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                             $12,797.4   $12,184.0
------------------------------------------------------------
Other policyholder funds                                       15,328.8    16,589.5
------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee       639.8       364.0
------------------------------------------------------------
Funds held under reinsurance treaties                             849.6       796.9
------------------------------------------------------------
Asset valuation reserve                                           534.1       490.9
------------------------------------------------------------
Interest maintenance reserve                                       20.9        72.3
------------------------------------------------------------
Other liabilities                                                 536.8       627.0
------------------------------------------------------------
Short-term loan payable to parent company                         199.5       205.0
------------------------------------------------------------
Net transfers due from separate accounts                         (976.1)     (896.5)
------------------------------------------------------------
Separate account liabilities                                   43,904.6    46,105.1
------------------------------------------------------------  ---------   ---------
Total liabilities                                              73,835.4    76,538.2
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million
  (owned by Lincoln National Corporation)                          25.0        25.0
------------------------------------------------------------
Surplus notes due to Lincoln National Corporation               1,250.0     1,250.0
------------------------------------------------------------
Paid-in surplus                                                 2,006.1     1,942.6
------------------------------------------------------------
Unassigned surplus -- deficit                                    (602.0)     (691.1)
------------------------------------------------------------  ---------   ---------
Total capital and surplus                                       2,679.1     2,526.5
------------------------------------------------------------  ---------   ---------
Total liabilities and capital and surplus                     $76,514.5   $79,064.7
------------------------------------------------------------  =========   =========

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000        1999        1998
                                                              ---------   ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                         $ 8,508.9   $ 7,273.6   $12,737.6
------------------------------------------------------------
Net investment income                                           2,125.5     2,203.2     2,107.2
------------------------------------------------------------
Amortization of interest maintenance reserve                       21.6        29.1        26.4
------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded           568.4       472.3       179.9
------------------------------------------------------------
Expense charges on deposit funds                                  118.2       146.5       134.6
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      624.8       473.9       396.3
------------------------------------------------------------
Other income                                                      166.2        88.8        31.3
------------------------------------------------------------  ---------   ---------   ---------
Total revenues                                                 12,133.6    10,687.4    15,613.3
------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                8,950.3     8,504.9    13,964.1
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses         2,466.2     1,618.3     2,919.4
------------------------------------------------------------  ---------   ---------   ---------
Total benefits and expenses                                    11,416.5    10,123.2    16,883.5
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before dividends to
policyholders, income taxes and net realized gain on
investments                                                       717.1       564.2    (1,270.2)
------------------------------------------------------------
Dividends to policyholders                                         80.2        80.3        67.9
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before federal income taxes and
net realized gain on investments                                  636.9       483.9    (1,338.1)
------------------------------------------------------------
Federal income taxes (credit)                                      94.9        85.4      (141.0)
------------------------------------------------------------  ---------   ---------   ---------
Gain (loss) from operations before net realized gain on
investments                                                       542.0       398.5    (1,197.1)
------------------------------------------------------------
Net realized gain on investments, net of income tax expense
and excluding net transfers to the interest maintenance
reserve                                                            27.9       114.4        46.8
------------------------------------------------------------  ---------   ---------   ---------
Net income (loss)                                             $   569.9   $   512.9   $(1,150.3)
------------------------------------------------------------  =========   =========   =========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999       1998
                                                              --------   --------   ---------
                                                              (IN MILLIONS)
                                                              -------------------------------
Capital and surplus at beginning of year                      $2,526.5   $2,564.5   $ 2,968.4
------------------------------------------------------------

CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                569.9      512.9    (1,150.3)
------------------------------------------------------------
Change in difference in cost and admitted investment amounts      17.2     (101.9)     (304.8)
------------------------------------------------------------
Change in nonadmitted assets                                     (21.9)     (22.9)      (17.1)
------------------------------------------------------------
Change in liability for reinsurance in unauthorized
companies                                                          0.6       26.0       (35.2)
------------------------------------------------------------
Gain on (amortization of) reinsurance of disability income
business                                                          (7.9)      71.8          --
------------------------------------------------------------
Change in policy reserve valuation basis                          (5.6)        --        (0.4)
------------------------------------------------------------
Change in asset valuation reserve                                (43.2)      (6.4)      (34.5)
------------------------------------------------------------
Proceeds from surplus notes due to Lincoln National
Corporation                                                         --         --     1,250.0
------------------------------------------------------------
Paid-in surplus                                                   63.5       12.5       108.4
------------------------------------------------------------
Dividends to Lincoln National Corporation                       (420.0)    (530.0)     (220.0)
------------------------------------------------------------  --------   --------   ---------
Capital and surplus at end of year                            $2,679.1   $2,526.5   $ 2,564.5
------------------------------------------------------------  ========   ========   =========

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              2000        1999        1998
                                                              ---------   ---------   ----------
                                                              (IN MILLIONS)
                                                              ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 8,082.8   $ 7,671.1   $ 13,495.2
------------------------------------------------------------
Allowances and reserve adjustments received (paid) on
reinsurance ceded                                                 610.1       (19.9)      (632.4)
------------------------------------------------------------
Investment income received                                      2,109.8     2,168.6      2,003.9
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      624.8       470.6        396.3
------------------------------------------------------------
Benefits paid                                                  (9,843.9)   (8,699.4)    (7,395.8)
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses paid   (1,796.4)   (1,734.5)    (2,909.7)
------------------------------------------------------------
Proceeds related to reinsurance of disability income
business                                                             --        71.8           --
------------------------------------------------------------
Federal income taxes recovered (paid)                             (16.3)      (81.2)        84.2
------------------------------------------------------------
Dividends to policyholders                                        (82.6)      (82.8)       (12.9)
------------------------------------------------------------
Other income received and expenses paid, net                      (48.9)      252.1        207.0
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) operating activities              (360.6)       16.4      5,235.8
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      5,845.5     6,557.7     10,926.5
------------------------------------------------------------
Purchase of investments                                        (4,719.6)   (5,940.8)   (16,950.0)
------------------------------------------------------------
Other uses including reinsured policy loans                      (344.6)     (497.0)      (778.3)
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) investing activities               781.3       119.9     (6,801.8)
------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                    63.5        12.5        108.4
------------------------------------------------------------
Proceeds from surplus notes from shareholder                         --          --      1,250.0
------------------------------------------------------------
Proceeds from borrowings from shareholder                         180.0       205.0        140.0
------------------------------------------------------------
Repayment of borrowings from shareholder                         (205.0)     (140.0)      (120.0)
------------------------------------------------------------
Dividends paid to shareholder                                    (420.0)     (530.0)      (220.0)
------------------------------------------------------------  ---------   ---------   ----------
Net cash provided by (used in) financing activities              (381.5)     (452.5)     1,158.4
------------------------------------------------------------  ---------   ---------   ----------
Net increase (decrease) in cash and short-term investments         39.2      (316.2)      (407.6)
------------------------------------------------------------
Cash and short-term investments at beginning of year            1,409.2     1,725.4      2,133.0
------------------------------------------------------------  ---------   ---------   ----------
Cash and short-term investments at end of year                $ 1,448.4   $ 1,409.2   $  1,725.4
------------------------------------------------------------  =========   =========   ==========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS
The Lincoln National Life Insurance Company (the "Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 2000, the Company owned 100% of the outstanding common stock of four insurance company subsidiaries and five non-insurance subsidiaries.

The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several territories of the United States.

USE OF ESTIMATES
The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

INVESTMENTS
Bonds and preferred stocks are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds and preferred stocks are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by a NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in net income; on a pre-tax basis, in the period in which the asset giving rise to the gain or loss is sold. Such realized capital gains and losses are reported net of associated amortized of deferred acquisition costs and investment expenses, using the specific identification method. Under GAAP, writedowns are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

SUBSIDIARIES
The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's insurance subsidiaries are carried at their statutory-basis net equity and the non-insurance subsidiaries are carried at their GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. Both insurance subsidiaries and non-insurance subsidiaries are presented in the balance sheets as investments in affiliated common stocks.

POLICY ACQUISITION COSTS
The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, expense margins and actual realized gain (loss) on investments.

NONADMITTED ASSETS
Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

PREMIUMS
Revenues for universal life policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

BENEFIT RESERVES
Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.

REINSURANCE
Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, assets and liabilities related to reinsurance ceded contracts are reported on a gross basis, except for certain reinsurance contracts that provide statutory surplus relief to other insurance companies, for which a right of offset exist.

A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill and amortized over future periods, not to exceed 40 years, in accordance with benefits expected to be derived from the acquisitions. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting; whereas, such contracts are accounted for using deposit accounting under GAAP.

DEFERRED INCOME TAXES
Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

POLICYHOLDER DIVIDENDS
Policyholder dividends are recognized when declared rather than over the term of the related policies.

SURPLUS NOTES DUE TO LNC
Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner; whereas, under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.

STATEMENTS OF CASH FLOWS
Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

A reconciliation of the Company's net income (loss) and capital and surplus determined on a statutory-basis with amounts determined in accordance with GAAP is as follows:

                                                              CAPITAL AND SURPLUS     NET INCOME (LOSS)
                                                              -----------------------------------------------------
                                                              DECEMBER 31             YEAR ENDED DECEMBER 31
                                                              2000        1999        2000      1999      1998
                                                              -----------------------------------------------------
                                                              (IN MILLIONS)           (IN MILLIONS)
                                                              -----------------------------------------------------
Amounts reported on a statutory-basis.......................  $ 2,679.1   $ 2,526.5   $ 569.9   $ 512.9   $(1,150.3)
GAAP adjustments:
  Deferred policy acquisition costs, present value of future
    profits and non-admitted goodwill.......................    3,812.6     3,628.2     287.9     135.0        48.5
  Policy and contract reserves..............................   (2,129.9)   (1,943.1)   (142.3)    (97.3)    1,743.4
  Policyholders' share of earnings and surplus on
    participating business..................................     (131.1)     (122.7)      (.3)     (1.8)        3.2
  Deferred income taxes.....................................      185.2       244.5    (108.3)   (117.4)     (218.6)
  Interest maintenance reserve..............................       20.9        72.3     (51.4)    (87.2)       24.4
  Asset valuation reserve...................................      534.1       490.9        --        --          --
  Nonadmitted assets, including nonadmitted investments.....      196.1       139.6        --        --          --
  Unrealized gain (loss) on investments.....................       38.7      (555.2)       --        --          --
  Net realized loss on investments..........................     (156.5)     (186.4)     18.9     (32.4)     (116.7)
  Investments in subsidiary companies.......................      523.3       460.9      61.8      39.1        41.3
  Other, net................................................     (123.7)      (61.0)     12.7     129.8       103.6
  Surplus notes and related interest........................   (1,250.0)   (1,250.0)       --       1.5        (1.5)
                                                              ---------   ---------   -------   -------   ---------
Net increase (decrease).....................................    1,519.7       918.0      79.0     (30.7)    1,627.6
                                                              ---------   ---------   -------   -------   ---------
Amounts on a GAAP basis.....................................  $ 4,198.8   $ 3,444.5   $ 648.9   $ 482.2   $   477.3
                                                              =========   =========   =======   =======   =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Other significant accounting practices are as follows:

INVESTMENTS
Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the scientific method.

Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

Preferred stocks are reported at cost or amortized cost.

Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

Policy loans are reported at unpaid balances.

The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items or deferred in IMR, where applicable, and are amortized over the remaining lives of the hedged items as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative.

Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations or foreign exchange risk. Moreover, the derivatives used to hedge those exposures are designated as hedges and reduce the indicated risk by demonstrating a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the change in value of the derivatives is included in net income.

Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

LOANED SECURITIES
Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, the Company will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in the Company's balance sheet in accordance with accounting guidance for secured borrowings and collateral. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

GOODWILL
Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

PREMIUMS
Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

BENEFITS
Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Insurance Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

CLAIMS AND CLAIM ADJUSTMENT EXPENSES
Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

REINSURANCE CEDED AND ASSUMED
Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.

PENSION BENEFITS
Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

INCOME TAXES
The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

STOCK OPTIONS
The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other measurement date, over the amount an employee or agent must pay to acquire the stock.

ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying balance sheets represent segregated funds administered and invested for the exclusive benefit of pension and variable life and annuity contractholders and for which the contractholders, rather than the Company, bear the investment risk. Separate account assets and liabilities are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in income from separate account investment management and administration service fees. Mortality charges on variable universal life contracts are included in income from expense charges on deposit funds. Fees charged relative to variable life and annuity administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from separate account investment management and administration service fees.

RECLASSIFICATIONS
Certain amounts reported in the prior years' statutory-basis financial statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications had no effect on unassigned surplus or net income (loss) of the prior years.

--------------------------------------------------------------------------------
2. PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department. For periods prior to January 1, 2001, effective "prescribed" statutory accounting practices were interspersed throughout state insurance laws and regulations, the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual became effective on January 1, 2001. Indianaadopted the provisions of the revised manual. The revised manual changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements for periods subsequent to December 31, 2000. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported in 2001 financial statements as an adjustment to surplus as of January 1, 2001.Management believes the impact of these changes, upon adoption, will not result in a significant reduction in the Company's statutory-basis capital and surplus.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
3. INVESTMENTS

The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                              COST OR     GROSS        GROSS
                                                              AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                              COST        GAINS        LOSSES       VALUE
                                                              -----------------------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------------------
At December 31, 2000:
  Corporate.................................................  $17,205.5     $430.8       $542.0     $17,094.3
  U.S. government...........................................      324.2       64.2          2.5         385.9
  Foreign government........................................      812.6       35.9         27.9         820.6
  Mortgage-backed...........................................    3,499.0       89.9         34.2       3,554.7
  State and municipal.......................................       11.2         --           .1          11.1
                                                              ---------     ------       ------     ---------
                                                              $21,852.5     $620.8       $606.7     $21,866.6
                                                              =========     ======       ======     =========

At December 31, 1999:
  Corporate.................................................  $17,758.4     $229.6       $763.0     $17,225.0
  U.S. government...........................................      316.8       29.6         21.5         324.9
  Foreign government........................................      984.5       49.8         39.9         994.4
  Mortgage-backed...........................................    3,913.7       46.2        139.0       3,820.9
  State and municipal.......................................       11.6         --           .5          11.1
                                                              ---------     ------       ------     ---------
                                                              $22,985.0     $355.2       $963.9     $22,376.3
                                                              =========     ======       ======     =========

The carrying amounts of bonds in the balance sheets at December 31, 2000 and 1999 reflect adjustments of $58,300,000 and $38,900,000, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC ("SVO") designating certain investments as in or near default.

A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 2000, by contractual maturity, is as follows:

                                    COST OR
                                    AMORTIZED   FAIR
                                    COST        VALUE
                                    ---------------------
                                    (IN MILLIONS)
                                    ---------------------
Maturity:
  In 2001.........................  $   740.1   $   742.2
  In 2002-2005....................    4,446.6     4,450.6
  In 2006-2010....................    5,946.1     5,808.8
  After 2010......................    7,220.7     7,310.3
  Mortgage-backed securities......    3,499.0     3,554.7
                                    ---------   ---------
Total.............................  $21,852.5   $21,866.6
                                    =========   =========

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

Proceeds from sales of investments in bonds during 2000, 1999 and 1998 were $2,878,200,000, $5,351,400,000 and $9,395,000,000, respectively. Gross gains during 2000, 1999 and 1998 of $56,000,000, $95,400,000 and $186,300,000,
respectively, and gross losses of $116,500,000, $195,500,000 and $138,000,000, respectively, were realized on those sales.

At December 31, 2000 and 1999, investments in bonds, with an admitted asset value of $99,900,000 and $116,500,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

Unrealized gains and losses on investments in unaffiliated common stocks are reported directly in unassigned surplus. The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR    GROSS       GROSS
                                          AMORTIZED  UNREALIZED  UNREALIZED  FAIR
                                          COST       GAINS       LOSSES      VALUE
                                          -----------------------------------------
                                          (IN MILLIONS)
                                          -----------------------------------------
At December 31, 2000:
  Preferred stocks......................   $261.7      $ 2.9       $25.1     $239.5
  Unaffiliated common stocks............    145.7       30.7        14.7      161.7
At December 31, 1999:
  Preferred stocks......................   $253.8      $ 1.3       $31.5     $223.6
  Unaffiliated common stocks............    150.4       34.2        17.7      166.9

The carrying amount of preferred stocks in the balance sheets at December 31, 2000 and 1999 reflects adjustments of $7,600,000 and $4,100,000, respectively, to decrease amortized cost as a result of the SVO designating certain investments as low or lower quality.

During 2000, the minimum and maximum lending rates for mortgage loans were 6.63% and 9.33%, respectively. At the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)
issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.
Components of the Company's investments in real estate are summarized as follows:

                                         DECEMBER 31
                                         2000     1999
                                         ---------------
                                         (IN MILLIONS)
                                         ---------------
Occupied by the Company:
  Land.................................  $  2.5   $  2.5
  Buildings............................    10.5     11.1
  Less accumulated depreciation........    (2.5)    (2.2)
                                         ------   ------
Net real estate occupied by the
  Company..............................    10.5     11.4
Other:
  Land.................................    45.8     46.2
  Buildings............................   238.3    226.8
  Other................................    16.3      4.7
  Less accumulated depreciation........   (39.2)   (35.1)
                                         ------   ------
Net other real estate..................   261.2    242.6
                                         ------   ------
Net real estate........................  $271.7   $254.0
                                         ======   ======

The major categories of net investment income are as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999       1998
                                                              ------------------------------
                                                              (IN MILLIONS)
                                                              ------------------------------
Income:
  Bonds.....................................................  $1,744.3   $1,840.6   $1,714.3
  Preferred stocks..........................................      21.3       20.3       19.7
  Unaffiliated common stocks................................       4.9        6.3       10.6
  Affiliated common stocks..................................      10.2        7.8        5.2
  Mortgage loans on real estate.............................     328.1      321.0      323.6
  Real estate...............................................      41.4       57.8       81.4
  Policy loans..............................................     109.8      101.7       86.5
  Other investments.........................................      58.7       50.6       26.5
  Cash and short-term investments...........................      77.9       95.9      104.7
                                                              --------   --------   --------
Total investment income.....................................   2,396.6    2,502.0    2,372.5
Expenses:
  Depreciation..............................................      12.8       14.4       19.3
  Other.....................................................     258.3      284.4      246.0
                                                              --------   --------   --------
Total investment expenses...................................     271.1      298.8      265.3
                                                              --------   --------   --------
Net investment income.......................................  $2,125.5   $2,203.2   $2,107.2
                                                              ========   ========   ========

Net realized capital gains/(losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                              2000     1999     1998
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Net realized capital gains (losses).........................  $(60.3)  $ 20.8   $179.7
Less amount transferred to IMR (net of related taxes
  (credits) of ($16.0), ($31.4) and $27.3 in 2000, 1999 and
  1998, respectively).......................................   (29.7)   (58.3)    50.8
                                                              ------   ------   ------
                                                               (30.6)    79.1    128.9
Less federal income taxes (credits) on realized gains.......   (58.5)   (35.3)    82.1
                                                              ------   ------   ------
Net realized capital gains after transfer to IMR and taxes
  (credits).................................................  $ 27.9   $114.4   $ 46.8
                                                              ======   ======   ======

--------------------------------------------------------------------------------
4. SUBSIDIARIES

The Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ('LNH&C'), Lincoln National

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4. SUBSIDIARIES (CONTINUED)
Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LNY"). The Company also owns 100% of the outstanding common stock of five non-insurance company subsidiaries: Lincoln National Insurance Associates ("LNIA"), Sagemark Consulting, Inc. ("Sagemark"), Wakefield Tower Alpha Limited ("Wakefield"), Lincoln Realty Capital Corporation ("LRCC") and Lincoln Life & Annuity Distributors, Inc. ("LLAD").
Statutory-basis financial information related to the insurance subsidiaries is summarized as follows (in millions):

                       DECEMBER 31, 2000
                       ------------------------------------
                       FIRST PENN  LNH&C   LNRAC   LNY
                       ------------------------------------
Cash and invested
  assets.............   $1,376.9   $422.0  $410.5  $1,947.0
Other assets.........       41.6     46.4   487.1     371.5
                        --------   ------  ------  --------
Total admitted
  assets.............   $1,418.5   $468.4  $897.6  $2,318.5
                        ========   ======  ======  ========

Insurance reserves...   $1,305.3   $339.2  $231.9  $1,772.1
Other liabilities....       41.8     36.1   598.1      48.0
Separate account
  liabilities........         --       --      --     329.8
Capital and surplus..       71.4     93.1    67.6     168.6
                        ========   ======  ======  ========
Total liabilities and
  capital and
  surplus............   $1,418.5   $468.4  $897.6  $2,318.5
                        ========   ======  ======  ========

                       YEAR ENDED DECEMBER 31, 2000
                       -----------------------------------
                       FIRST
                       PENN     LNH&C    LNRAC      LNY
                       -----------------------------------
Revenues.............  $327.6   $256.4   $1,646.6   $389.8
Benefits and
  expenses...........   322.2    259.4    1,630.7    341.8
Net realized
  losses.............      --      (.1)       (.1)    (2.2)
                       ------   ------   --------   ------
Net income (loss)....  $  5.4   $ (3.1)  $   15.8   $ 45.8
                       ======   ======   ========   ======

                           DECEMBER 31, 1999
                           ------------------------------------
                           FIRST PENN  LNH&C   LNRAC   LNY
                           ------------------------------------
Cash and invested
  assets.................   $1,318.7   $434.6  $443.6  $1,888.6
Other assets.............       40.6    55.5    492.6     403.1
                            ========   ======  ======  ========
Total admitted assets....   $1,359.3   $490.1  $936.2  $2,291.7
                            ========   ======  ======  ========

Insurance reserves.......   $1,242.2   $394.4  $261.4  $1,802.4
Other liabilities........       44.3    27.9    614.4      25.6
Separate account
  liabilities............         --      --       --     328.8
Capital and surplus......       72.8    67.8     60.4     134.9
                            ========   ======  ======  ========
Total liabilities and
  capital and surplus....   $1,359.3   $490.1  $936.2  $2,291.7
                            ========   ======  ======  ========

                           YEAR ENDED DECEMBER 31, 1999
                           ------------------------------
                           FIRST
                           PENN    LNH&C   LNRAC  LNY
                           ------------------------------
Revenues.................  $332.7  $263.3  $88.4  $313.3
Benefits and expenses....   329.0  346.9   75.4    291.4
Net realized gains
  (losses)...............      --     --     .2     (2.0)
                           ------  ------  -----  ------
Net income (loss)........  $  3.7  $(83.6) $13.2  $ 19.9
                           ======  ======  =====  ======

LNIA was purchased in 1998 for $600,000 and is valued on the equity method with an admitted asset value of $800,000 at December 31, 2000. Sagemark is a broker dealer and was acquired in connection with a reinsurance transaction completed in 1998. Sagemark is valued on the equity method with an admitted asset value of $6,600,000 at December 31, 2000. Wakefield was formed in 1999 to engage in the ownership and management of investments and is valued on the equity method with an admitted asset value of $264,000,000 at December 31, 2000. Wakefield's assets as of December 31, 2000 consist entirely of investments in bonds. LRCC was formed in 1999 to engage in the management of certain real estate investments. It was capitalized with cash and three real estate investments of $12,700,000 and is valued on the equity method with an admitted asset value of $25,700,000 at December 31, 2000. LLAD was formed in 2000 to distribute the Company's products to its customers and is valued on the equity method with an admitted asset value of $45,200,000 at December 31, 2000.

The carrying value of all affiliated common stocks, was $743,000,000 and $604,700,000 at December 31, 2000 and 1999, respectively. The cost basis of investments in subsidiaries as of December 31, 2000 and 1999 was $1,058,300,000 and $970,700,000, respectively.

During 2000, 1999 and 1998, the insurance subsidiaries paid dividends to the Company of $11,000,000, $5,200,000 and $5,200,000, respectively.

--------------------------------------------------------------------------------
5. FEDERAL INCOME TAXES

The effective federal income tax rate in the accompanying Statements of Operations differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends received tax deductions and differences between

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. FEDERAL INCOME TAXES (CONTINUED)
statutory accounting and tax return recognition relative to policy acquisition costs, policy and contract liabilities and reinsurance ceding commissions.

In 2000 and 1999, capital losses of $174,000,000 and $151,700,000 respectively, were incurred and carried back to recover taxes paid in prior years.

The Company paid (received) ($42,600,000), $45,300,000 and $2,300,000 to (from)
LNC in 2000, 1999 and 1998, respectively, for federal income taxes.

Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as 'Policyholders' Surplus.' The Company has approximately $187,000,000 of untaxed 'Policyholders' Surplus' on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $65,500,000.

--------------------------------------------------------------------------------
6. SUPPLEMENTAL FINANCIAL DATA

The balance sheet caption "Reinsurance recoverable" includes amounts recoverable from other insurers for claims paid by the Company of $123,500,000 and $81,200,000 at December 31, 2000 and 1999, respectively.
The balance sheet caption, "Future policy benefits and claims," and the balance sheet caption "Other policyholder funds" have been reduced for insurance ceded in the amounts of $5,237,000,000 and $5,340,000,000 as of December 31, 2000 and
1999, respectively.
Reinsurance transactions, excluding assumption reinsurance, included in the income statement caption, "Premiums and deposits," are as follows:

                            YEAR ENDED DECEMBER 31
                            2000       1999       1998
                            ------------------------------
                            (IN MILLIONS)
                            ------------------------------
Insurance assumed.........  $3,952.9   $2,606.5   $9,018.9
Insurance ceded...........   2,766.6    1,675.1      877.1
                            --------   --------   --------
Net reinsurance
  premiums................  $1,186.3   $  931.4   $8,141.8
                            ========   ========   ========

The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $1,875,000,000, $2,609,000,000 and $2,098,800,000 for
2000, 1999 and 1998, respectively.

Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                    DECEMBER 31
                                    2000        1999
                                    ---------------------
                                    (IN MILLIONS)
                                    ---------------------
Premium deposit funds.............  $14,762.0   $16,208.3
Undistributed earnings on
  participating business..........      345.2       346.9
Other.............................      221.6        34.3
                                    ---------   ---------
                                    $15,328.8   $16,589.5
                                    =========   =========

Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:

                                  DECEMBER 31, 2000
                                  -------------------------
                                                    NET OF
                                  GROSS   LOADING   LOADING
                                  -------------------------
                                  (IN MILLIONS)
                                  -------------------------
Ordinary new business...........  $13.0    $ 8.1     $ 4.9
Ordinary renewal................   57.9     15.7      42.2
Group life......................    9.7       .2       9.5
                                  -----    -----     -----
                                  $80.6    $24.0     $56.6
                                  =====    =====     =====

                                   DECEMBER 31, 1999
                                   -------------------------
                                                     NET OF
                                   GROSS   LOADING   LOADING
                                   -------------------------
                                   (IN MILLIONS)
                                   -------------------------
Ordinary new business............  $10.8    $ 7.3     $ 3.5
Ordinary renewal.................   54.2      6.8      47.4
Group life.......................   13.7       .1      13.6
                                   -----    -----     -----
                                   $78.7    $14.2     $64.5
                                   =====    =====     =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
7. ANNUITY RESERVES

At December 31, 2000, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                        AMOUNT      PERCENT
                                        -------------------
                                        (IN MILLIONS)
                                        -------------------
Subject to discretionary withdrawal
  with adjustment:
  With market value adjustment........  $ 1,970.6       3%
  At book value, less surrender
    charge............................    1,534.7       2
  At market value.....................   41,634.6      69
                                        ---------     ---
                                         45,139.9      74
Subject to discretionary withdrawal
  without adjustment at book value
  with minimal or no charge or
  adjustment..........................   12,598.5      21
Not subject to discretionary
  withdrawal..........................    2,934.7       5
                                        ---------     ---
Total annuity reserves and deposit
  fund................................   60,673.1     100%
                                                      ===
Less reinsurance......................    1,313.6
                                        ---------
Net annuity reserves and deposit fund
  liabilities, including separate
  accounts............................  $59,359.5
                                        =========

--------------------------------------------------------------------------------
8. CAPITAL AND SURPLUS

In 1998, the Company issued two surplus notes to LNC in return for cash of $1,250,000,000. The first note, for $500,000,000, was issued to LNC in connection with the CIGNA Corporation ("CIGNA") indemnity reinsurance transaction on January 5, 1998. This note calls for the Company to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,315,700,000 at December 31, 2000), and subject to approval by the Indiana Insurance Commissioner.

The second note for $750,000,000 was issued on December 18, 1998, to LNC in connection with the Aetna, Inc. ("Aetna") indemnity reinsurance transaction. This note calls for the Company to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,379,600,000 at December 31, 2000), and subject to approval by the Indiana Insurance Commissioner.

A summary of the terms of these surplus notes follows (in millions):

                                                     PRINCIPAL                     INCEPTION      ACCRUED
                                                   OUTSTANDING AT                   TO DATE     INTEREST AT
                                     PRINCIPAL      DECEMBER 31,   CURRENT YEAR    INTEREST    DECEMBER 31,
  DATE ISSUED                      AMOUNT OF NOTE       2000       INTEREST PAID     PAID          2000
  -----------                      --------------  --------------  -------------  -----------  -------------
  January 5, 1998................   $     500.0      $     500.0    $     24.6    $     89.7     $      8.2
  December 18, 1998..............         750.0            750.0          33.9          80.7           11.3
                                    -----------      -----------    ----------    ----------     ----------
  Total..........................   $   1,250.0      $   1,250.0    $     58.5    $    170.4     $     19.5
                                    ===========      ===========    ==========    ==========     ==========

Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 2000, the Company exceeds the RBC requirements.

The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. The Company assumed a block of individual life insurance and annuity business from CIGNA

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8. CAPITAL AND SURPLUS (CONTINUED)
in January 1998 and a block of individual life insurance business from Aetna in October 1998. These acquisitions were structured as indemnity reinsurance transactions. The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related ceding commission is recorded in the Statement of Operations as a expense resulting in a reduction of unassigned surplus. As a result of these transactions, the Company's statutory-basis unassigned surplus is negative as of December 31, 2000 and it will be necessary for the Company to obtain the prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory-basis unassigned surplus is positive. The time frame for unassigned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid to LNC. Although no assurance can be given, management believes that the approvals for the payment of such dividends, in amounts consistent with those paid in the past, can be obtained.

The Company is recognized as an accredited reinsurer in the state of New York, which effectively enables it to conduct reinsurance business with unrelated insurance companies that are domiciled within the state of New York. As a result, in addition to regulatory restrictions imposed by the State of Indiana, the Company is also subject to the regulatory requirements that the State of New York imposes upon accredited reinsurers.

--------------------------------------------------------------------------------
9. EMPLOYEE BENEFIT PLANS

LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans, supplemental retirement plans, a salary continuation plan, supplemental executive retirement plan and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial Statements of Operations or financial position for any of the periods shown.

LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options awarded under the stock option incentive plans are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death. Options granted prior to 1992 and are exercisable one year after the date of grant and options issued subsequent to 1991 become exercisable in 25% increments on the option issuance anniversary in the four year period following the grant anniversary date. A "reload option" feature was added in 1997. In most cases, persons exercising an option after that date have been granted new options in an amount equal to the number of matured shares tendered to exercise the original option award. The reload options are granted for the remaining term of the related original option and have an exercise price equal to the market value of LNC stock at the date of the reload award. Reload options can be exercised two years after the grant date if the value of the new option has appreciated by at least 25%.

As a result of changes in the interpretation of the existing accounting rules for stock options, LNC and the Company have decided not to continue issuing stock options to agents that do not meet the stringent definition of a common law employee. In 2000, LNC adopted a stock appreciation right ("SAR") program as a replacement to the agent stock option program. The first awards under this program were also made in 2000. The SARs under this program are rights on LNC stock that are cash settled and become exercisable in 25% increments over the four year period following the SAR grant date. SARs are granted with an exercise price equal to the market value of LNC stock at the date of grant and, subject to termination of employment, expire five years from the date of grant. Such SARs are transferable only upon death.

The Company recognizes compensation expense for the SAR program based on the fair value method using an option-pricing model. Compensation expense and the related liability are recognized on a straight-line basis over the vesting period of the SARs. The SAR liability is marked-to-market through income. This accounting treatment causes volatility in income as a result of changes in the market value of LNC stock. The Company hedges this volatility by purchasing call options on LNC stock. These call options are also marked-to-market through income.

As of December 31, 2000, there were 2,514,507 and 1,421,102 shares of LNC common stock subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 951,229 and 572,139, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $12.50 to $53.78. During 2000, 1999 and 1998 there were $190,100, 318,421 and 136,469 options exercised, respectively, and 383,364, 82,024 and 18,288 options forfeited, respectively.

As of December 31, 2000, there were 7,850 and 653,300 shares of LNC common stock subject to SARs granted to Company employees and agents, respectively, under the SAR program. Of the SARs granted, 3,400 granted to agents, were exercisable as of that date. The exercise prices of the outstanding SARs range from $24.72 to $48.19. During 2000, there were no SARS exercised and 5,100 SARs were forfeited.

Effective July 1, 1999, the Company's agent postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change to the Plan resulted in a one-time curtailment gain of $1,400,000 in 1999.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

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10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

DISABILITY INCOME CLAIMS
The liabilities for disability income claims, net of the related asset for amounts recoverable from reinsurers, at December 31, 2000 and 1999, were $242,700,000 and $221,600,000, respectively. The liability is based on the assumption that the recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

PERSONAL ACCIDENT PROGRAMS
From 1997 through 1999, the Company and its wholly owned subsidiary, LNH&C, reduced new writings of personal accident programs and has now exited the personal accident line of business. As an exited line of business, new agreements are not being entered into; however, the Company must continue to accept premiums for a limited period according to contract terms under agreements in force. As the existing block of personal accident programs runs off, management continues to review the status of the reserves associated with these programs, the development of related financial results.

The exited programs include certain excess-of-loss personal accident reinsurance programs created in the London market and certain workers' compensation carve-out programs managed by Unicover Managers, Inc. The aggregate liabilities associated with the exited personal accident line of business were $169,500,000 and $174,700,000 at December 31, 2000 and 1999, respectively.

The reserves for the various programs included within the personal accident line of business are based on various estimates that are subject to considerable uncertainty. Accordingly, the liability established for the personal accident line of business may prove to be deficient or excessive. However, it is management's opinion that future developments in the personal accident line of business will not materially affect the financial position of the Company.

HMO EXCESS-OF-LOSS REINSURANCE PROGRAMS
The liabilities for HMO excess-of-loss and group carrier medical claims, net of the related assets for amounts recoverable from reinsurers, was $48,300,000 and $101,900,000 at December 31, 2000 and 1999, respectively. LNH&C reviews reserve levels on an ongoing basis. The liabilities are based on the assumption that recent experience will continue in the future. If claims and loss ratios fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, the liability may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the financial position of the Company.

MARKETING AND COMPLIANCE MATTERS
Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

GROUP PENSION ANNUITIES
The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

LEASES
The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25-year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

Total rental expense on operating leases in 2000, 1999 and 1998 was $45,600,000, $38,900,000 and $34,000,000, respectively. Future minimum rental commitments are as follows (in millions):

2001............................................  $ 41.6
2002............................................    39.3
2003............................................    36.1
2004............................................    34.8
2005............................................    34.5
Thereafter......................................   113.8
                                                  ------
                                                  $300.1
                                                  ======

INFORMATION TECHNOLOGY COMMITMENT
In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. Total costs incurred in 2000, 1999 and 1998 were $65,100,000, $67,400,000 and
$54,800,000 respectively. Future minimum annual costs range from $40,900,000 to $56,800,000, however future costs are dependent on usage and could exceed these amounts.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
INSURANCE CEDED AND ASSUMED
The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. The Company limits its maximum coverage that it retains on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been coinsured with other companies to limit its exposure to interest rate risks. At December 31, 2000, the reserves associated with these reinsurance arrangements totaled $1,224,400,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

Proceeds from the sale of common stock of American States Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance and annuity business from CIGNA. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $1,127,700,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $4,780,300,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities.

In connection with the completion of the CIGNA reinsurance transaction, the Company recorded a charge of $31,000,000 to cover certain costs of integrating the existing operations with the new block of business.

In 1999, the Company and CIGNA reached an agreement through arbitration on the final statutory-basis values of the assets and liabilities reinsured. As a result, the Company's ceding commission for this transaction was reduced by $58.6 million.

Subsequent to this transaction, the Company and LNY announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.

On October 1, 1998, the Company and LNY entered into an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance business from Aetna. The Company paid $856,300,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $815,300,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $2,813,800,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities. The Company financed this reinsurance transaction with proceeds from short-term debt borrowings from LNC until the December 18, 1998 surplus note was approved by the Insurance Department. Subsequent to the Aetna transaction, the Company and LNY announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000. The retrocession agreement closed on October 14, 1998 with an effective date of October 1, 1998.

On November 1, 1999, the Company closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, the Company transferred $490,800,000 of cash to MetLife representing the statutory reserves transferred on this business less $17,800,000 of purchase price consideration. A gain on the reinsurance transaction of $71,800,000 was recorded directly in unassigned surplus and is being recognized in statutory earnings over the life of the business with $7,900,000 recognized in income in 2000.

The Company assumes insurance from other companies, including certain affiliates. At December 31, 2000, the Company provided $19,700,000 of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $16,700,000 and $17,300,000 at December 31, 2000 and 1999,
respectively.

VULNERABILITY FROM CONCENTRATIONS
At December 31, 2000, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2000, 29% of such mortgages, or $1,169,300,000, involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $62,000,000.

At December 31, 2000, the Company did not have a concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business; or 3) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition. Although the Company does not have any significant

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) concentration of customers, the Company's annuities division has a long-standing distribution relationship with American Funds Distributors that is significant to the Company. In 2000, the American Legacy Variable Annuity sold through American Funds Distributors accounted for approximately 44% of the Company's total gross annuity deposits. The relationship with American Funds Distributors is highly valued by the Company. Both the Company and American Funds Distributors are continuously seeking ways to increase sales and to retain the existing business.

OTHER CONTINGENCY MATTERS
The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

In early 2000, a lawsuit was filed against the Company by an annuity contractholder. In this case, the plaintiff sought class certification on behalf of all contractholders who acquired variable annuities from the Company to fund tax-deferred qualified retirement plans. The plaintiff claimed that marketing variable annuities for use in such plans is inappropriate. This action was recently dismissed without prejudice, but might be refiled in another form.

During the fourth quarter of 2000, the Company reached an agreement in principle to settle all class action lawsuits alleging fraud in the sale of non-variable universal life and participating whole life insurance policies. The agreement is subject to court approval and is expected to become final in 2001. It requires that the Company provide benefits and a claim process to policyholders who purchased non-variable universal life and participating whole life policies between January 1, 1981 and December 31, 1998. The settlement covers approximately 431,000 polices. Total charges recorded during 2000 for this preliminary settlement were $64,700,000.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

DERIVATIVES
The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations, credit risk, commodity risk and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                              ASSETS (LIABILITIES)
                                                              ---------------------------------
                                          NOTIONAL OR         CARRYING  FAIR    CARRYING  FAIR
                                          CONTRACT AMOUNTS    VALUE     VALUE   VALUE     VALUE
                                          -----------------------------------------------------
                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          2000      1999      2000      2000    1999      1999
                                          -----------------------------------------------------
                                          (IN MILLIONS)
                                          -----------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements..........  $1,558.8  $2,508.8   $ 2.7    $  0.4   $ 5.2    $ 3.2
  Swaptions.............................   1,752.0   1,837.5     8.2       0.9    12.2     10.8
  Interest rate swaps...................     708.2     630.9      --      38.1      --    (19.5)
  Put options...........................        --      21.3      --        --      --      1.9
                                          --------  --------   -----    ------   -----    -----
                                           4,019.0   4,998.5    10.9      39.4    17.4     (3.6)
Foreign currency derivatives:
  Forward contracts.....................      37.5      44.2     2.6       2.5      --      (.4)
                                          --------  --------   -----    ------   -----    -----
                                          $4,056.5  $5,042.7   $13.5    $ 41.9   $17.4    $(4.0)
                                          ========  ========   =====    ======   =====    =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:

                                                              INTEREST RATE CAPS            SWAPTIONS
                                                              -----------------------------------------------------
                                                              2000           1999           2000           1999
                                                              -----------------------------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------------------------
Balance at beginning of year................................  $2,508.8       $4,108.8       $1,837.5       $1,899.5
Terminations and maturities.................................    (950.0)      (1,600.0)         (85.5)         (62.0)
                                                              --------       --------       --------       --------
Balance at end of year......................................  $1,558.8       $2,508.8       $1,752.0       $1,837.5
                                                              ========       ========       ========       ========

                                    INTEREST RATE SWAPS         SPREAD-LOCKS                        FINANCIAL FUTURES
                                    ---------------------------------------------------------------------------------------------
                                    2000          1999          2000          1999                  2000          1999
                                    ---------------------------------------------------------------------------------------------
Balance at beginning of year......  $ 630.9       $ 258.3       $    --       $            --       $    --       $            --
New contracts.....................    652.2         482.4         100.0                    --         267.2                    --
Terminations and maturities.......   (574.9)       (109.8)       (100.0)                   --        (267.2)                   --
                                    -------       -------       -------       ---------------       -------       ---------------
Balance at end of year............  $ 708.2       $ 630.9       $    --       $            --       $    --       $            --
                                    =======       =======       =======       ===============       =======       ===============

                                                              PUT OPTIONS              COMMODITY SWAPS
                                                              ----------------------------------------------------
                                                              2000         1999        2000                  1999
                                                              ----------------------------------------------------
Balance at beginning of year................................  $ 21.3       $21.3       $            --       $ 8.1
New contracts...............................................      --          --                    --          --
Terminations and maturities.................................   (21.3)         --                    --        (8.1)
                                                              ------       -----       ---------------       -----
Balance at end of year......................................  $   --       $21.3       $            --       $  --
                                                              ======       =====       ===============       =====

                                                              FOREIGN CURRENCY DERIVATIVES
                                                              (FOREIGN INVESTMENTS)
                                                              ---------------------------------------------------
                                                              FOREIGN EXCHANGE                  FOREIGN CURRENCY
                                                              FORWARD CONTRACTS                 SWAPS
                                                              ---------------------------------------------------
                                                              2000                  1999        2000        1999
                                                              ---------------------------------------------------
                                                              (IN MILLIONS)
                                                              ---------------------------------------------------
Balance at beginning of year................................  $            --       $ 1.5       $44.2       $47.2
New contracts...............................................               --         2.7          --          --
Terminations and maturities.................................               --        (4.2)       (6.7)       (3.0)
                                                              ---------------       -----       -----       -----
Balance at end of year......................................  $            --       $  --       $37.5       $44.2
                                                              ===============       =====       =====       =====

INTEREST RATE CAP AGREEMENTS
The interest rate cap agreements, which expire in 2001 through 2006, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other investments (amortized costs of $2,700,000 as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

SWAPTIONS
Swaptions, which expire in 2002 through 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other investments (amortized cost of $8,200,000 as of December 31, 2000) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

SPREAD LOCK AGREEMENTS
Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government security is

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock agreements program is to protect against widening of spreads. While spread-lock agreements are used periodically, there are no spread-lock agreements outstanding at December 31, 2000.

FINANCIAL FUTURES CONTRACTS
The Company used exchange-traded financial futures contracts to hedge against interest rate risks on a portion of its fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily. There are no financial futures contracts outstanding at December 31, 2000.

INTEREST RATE SWAP AGREEMENTS
The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income. The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the forecasted purchase of assets to support newly acquired blocks of business and certain other portfolios of assets. Once the assets are purchased, the gains (losses) resulting from the termination of the swap agreements will be applied to the basis of the assets. The gains (losses) will be recognized in earnings over the life of the assets. The forecasted purchase of assets related to certain other portfolios of assets is a continuing hedge program. Current interest rate swap positions in this program will hedge asset purchases in 2001.

PUT OPTIONS
The Company used put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate fixed income, fixed maturity investments. The risk hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allowed the Company to put the bonds back to the counterparties at original par. The put options were sold in 2000.

COMMODITY SWAPS
The Company used a commodity swap to hedge its exposure to fluctuations in the price of gold. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. The Company owned a fixed income security that met its coupon payment obligations in gold bullion. The Company is obligated to pay to the counterparty the gold bullion, and in return, receives from the counterparty a stream of fixed income payments. The fixed income payments were the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts or payments from the commodity swap were recorded in net investment income. The fixed income security was called in 1999 and the commodity swap expired.

FOREIGN CURRENCY DERIVATIVES
The Company uses a combination of foreign exchange forward contracts and foreign currency swaps, both of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a rate of exchange in the future.

ADDITIONAL DERIVATIVE INFORMATION
Expenses for the agreements and contracts described above amounted to $7,300,000, $6,200,000 and $10,000,000 in 2000, 1999 and 1998, respectively.
Deferred gains and deferred losses of $800,000 and $7,000,000, respectively, as of December 31, 2000, were primarily the result of terminated interest rate swaps, spread-lock agreements, put options and financial futures contracts. The deferred losses are included with the related fixed maturity securities to which the hedge applied and the deferred gains are recorded as a liability. Both the deferred gains and the deferred losses are being amortized over the life of the securities to which the respective hedges applied.

--------------------------------------------------------------------------------
11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

BONDS AND UNAFFILIATED COMMON STOCK
Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

PREFERRED STOCK
Fair values of preferred stock are based on quoted market prices, where available. For preferred stock not actively traded, fair values are based on values of issues of comparable yield and quality.

MORTGAGE LOANS ON REAL ESTATE
The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or
3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS
The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

INVESTMENT-TYPE INSURANCE CONTRACTS
The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of 'investment-type insurance contracts' are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

SHORT-TERM DEBT
The carrying value of short-term debt approximates fair value.

SURPLUS NOTES DUE TO LNC
Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

DERIVATIVES
The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the foreign currency exchange contracts and financial futures contracts and industry standard models that are commercially available for interest rate cap agreements, swaptions, spread-lock agreements, interest rate swaps, commodity swaps and put options.

INVESTMENT COMMITMENTS
Fair values for commitments to make investments in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS
Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                              DECEMBER 31
                                                              -------------------------------------------------
                                                              2000                      1999
                                                              -----------------------   -----------------------
                                                              CARRYING                  CARRYING
ASSETS (LIABILITIES)                                          VALUE        FAIR VALUE   VALUE        FAIR VALUE
---------------------------------------------------------------------------------------------------------------
                                                              (IN MILLIONS)
                                                              -------------------------------------------------
Bonds.......................................................  $ 21,852.5   $ 21,866.6   $ 22,985.0   $ 22,376.3
Preferred stocks............................................       261.7        239.5        253.8        223.6
Unaffiliated common stocks..................................       161.7        161.7        166.9        166.9
Mortgage loans on real estate...............................     4,102.0      4,132.8      4,211.5      4,104.0
Policy loans................................................     1,723.5      1,845.0      1,652.9      1,770.5
Other investments...........................................       485.0        485.0        426.6        426.6
Cash and short-term investments.............................     1,448.4      1,448.4      1,409.2      1,409.2
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed interest
    contracts...............................................   (16,126.3)   (15,850.5)   (17,730.4)   (17,364.3)
  Remaining guaranteed interest and similar contracts.......      (243.8)      (247.9)      (454.7)      (465.1)
Short-term debt.............................................      (199.5)      (199.5)      (205.0)      (205.0)
Surplus notes due to LNC....................................     1,250.0      1,074.5     (1,250.0)    (1,022.1)
Derivatives.................................................        13.5         41.9         17.4         (4.0)
Investment commitments......................................          --          2.2           --         (0.8)
Separate account assets.....................................    43,904.6     43,904.6     46,105.1     46,105.1
Separate account liabilities................................   (43,904.6)   (43,904.6)   (46,105.1)   (46,105.1)

--------------------------------------------------------------------------------
12. TRANSACTIONS WITH AFFILIATES

LLAD has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $57,500,000, $60,400,000 and $76,700,000 in 2000, 1999
and 1998, respectively. LLAD incurred expenses of $112,900,000, $113,400,000 and $102,400,000 in 2000, 1999 and 1998, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse.

Cash and short-term investments at December 31, 2000 and 1999 include the Company's participation in a short-term cash management program with LNC of $377,700,000 and $390,300,000, respectively. Related investment income amounted to $24,000,000, $16,700,000 and $16,800,000 in 2000, 1999 and 1998,
respectively. The short-term loan payable to parent company at December 31, 2000 and 1999 represents notes payable to LNC.

The Company provides services to and receives services from affiliated companies which resulted in a net payment of $65,700,000, $49,400,000 and $92,100,000 in
2000, 1999 and 1998, respectively.

The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                               YEAR ENDED DECEMBER 31
                               2000       1999     1998
                               --------------------------
                               (IN MILLIONS)
                               --------------------------
Insurance assumed............  $   21.2   $ 19.7   $ 13.7
Insurance ceded..............   2,192.1    777.6    290.1

The balance sheets include reinsurance balances with affiliated companies as follows:

                                    DECEMBER 31
                                    2000           1999
                                    -----------------------
                                    (IN MILLIONS)
                                    -----------------------
Future policy benefits and claims
  assumed.........................  $  584.4       $  413.7
Future policy benefits and claims
  ceded...........................   1,682.8        1,680.4
Amounts recoverable on paid and
  unpaid losses...................     286.9          146.4
Reinsurance payable on paid
  losses..........................       9.3            8.8
Funds held under reinsurance
  treaties-net liability..........   3,294.6        2,106.4

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

12. TRANSACTIONS WITH AFFILIATES (CONTINUED)
Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $709,500,000 and $917,300,000 at December 31, 2000 and 1999, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 2000 and 1999, LNC had guaranteed $709,500,000 and $818,900,000, respectively, of these letters of credit. At December 31, 2000 and 1999, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $133,700,000 and $118,800,000, respectively, for statutory surplus relief received under financial reinsurance ceded agreements.

--------------------------------------------------------------------------------
13. SEPARATE ACCOUNTS

Separate account assets held by the Company consist primarily of long-term bonds, common stocks, short-term investments and mutual funds and are carried at market value. Substantially none of the separate accounts have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

Separate account premiums, deposits and other considerations amounted to $5,708,600,000, $4,572,600,000 and $3,953,300,000 in 2000, 1999 and 1998,
respectively. Reserves for separate accounts with assets at fair value were $42,888,800,000 and $45,198,900,000 at December 31, 2000 and 1999, respectively.
All reserves are subject to discretionary withdrawal at market value.
A reconciliation of transfers to the Company from the separate accounts is as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              2000       1999           1998
                                                              -----------------------------------
                                                              (IN MILLIONS)
                                                              -----------------------------------
Transfers as reported in the Summary of Operations of the
separate accounts:
  Transfers to separate accounts............................  $ 5,719.2  $ 4,573.2      $ 3,954.9
  Transfers from separate accounts..........................   (5,830.0)  (4,933.8)      (4,069.8)
                                                              ---------  ---------      ---------
Net transfers from separate accounts as reported in the
Summary of Operations.......................................  $  (110.8) $  (360.6)     $  (114.9)
                                                              =========  =========      =========

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (the "Company"), a wholly owned subsidiary of Lincoln National Corporation, as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of The Lincoln National Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2000.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

/s/ Ernst & Young LLP

Fort Wayne, Indiana
February 2, 2001

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


    (a) List of Financial Statements

      1. Part A.
           The Table of Condensed Financial Information is included in
           Part A of this Registration Statement. (Not Applicable)
      2. Part B.
           The following financial statements for the Variable Account are included in Part B of this Registration Statement:
           Statement of Assets and Liability - December 31, 2000
           Statement of Operations - Year ended December 31, 2000
           Statements of Changes in Net Assets - Years ended December 31,
           2000 and 1999
           Notes to Financial Statements - December 31, 2000
           Report of Ernst & Young LLP, Independent Auditors
      3. Part B.
           The following statutory-basis financial statements of The
           Lincoln National Life Insurance Company are included in Part B of this Registration Statement:
           Balance Sheets - Statutory-Basis - Years ended December 31,
           2000 and 1999
           Statements of Operations - Statutory-Basis - Years ended
           December 31, 2000, 1999, and 1998
           Statements of Changes in Capital and Surplus - Statutory-Basis
           -Years ended December 31, 2000, 1999, and 1998
           Statements of Cash Flows - Statutory-Basis - Years ended
           December 31, 2000, 1999, and 1998
           Notes to Statutory-basis Financial Statements - December 31,
           2000
           Report of Ernst & Young LLP, Independent Auditors
24 (B) LIST OF EXHIBITS
     (1) Resolution establishing separate accounts is incorporated herein by reference to the Registration Statement on Form N-4 (File
           No. 33-25990) filed on April 22, 1998.
     (2) N/A
     (3) (a)  Selling group agreement for Lincoln Financial Advisors is incorporated herein by reference to the Registration
               Statement on Form N-4 (File No. 33-25990) filed on
               April 22, 1999.
         (b)  Amendment dated November 22, 1999 to selling group agreement is incorporated herein by reference to the Registration
               Statement on Form N-4 (File No. 33-25990) filed on
               April 13, 2000.
         (c)  Amendment dated February 14, 2000 to selling group agreement is incorporated herein by reference to the Registration
               Statement on Form N-4 (File No. 33-25990) filed on
               April 13, 2000.
     (4) (a)  Variable Annuity Contract is incorporated herein by reference to Pre-Effective No. 1 (File No. 61554) filed on
               August 17, 2001.
         (b)  Estate Enhancement Death Benefit Rider is incorporated herein by reference to Pre-Effective Amendment No. 1 (File
               No. 333-61554) filed on August 17, 2001.
         (c)  Enhanced Guaranteed Minimum Death Benefit Rider is
               incorporated herein by reference to Pre-Effective Amendment
               No. 1 (File No. 333-61592) filed on August 23, 2001.
         (d)  Bonus Credit Rider is incorporated herein by reference to
               Post-Effective Amendment No. 3 (File No. 333-36304) filed
               on August 8, 2001.

         (e) Persistency Credit Rider is incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.
         (f) Annuity Payment Option Rider is incorporated herein by reference to Pre-Effective Amendment No. 1 (File
               No. 333-61554) filed on August 17, 2001.
         (g) DCA Fixed Account Rider is incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-61592) filed on August 23, 2001.
         (h) Fixed Account Rider is incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-61592) filed on
               August 23, 2001.
         (i)  Accumulated Benefit Enhancement Rider
         (j)  Income4Life(SM) Rider for Qualified contracts.
         (k)  Income4Life(SM) Rider for Non-Qualified contracts.
     (5) (a)  Annuity Application
     (6) (a)  Articles of Incorporation of The Lincoln National Life
               Insurance Company are hereby incorporated by reference to the Registration Statement on Form S-6 (333-40745) filed on
               November 21, 1997.
         (b) By-Laws of The Lincoln National Life Insurance Company are hereby incorporated by reference to the Posteffective
               Amendment No. 1 to the Registration Statement on Form N-4
               (333-40937) filed on November 9, 1998.
     (7) N/A
     (8) (a)  Services Agreement between Delaware Management Holdings,
               Inc., Delaware Service Company, Inc. and Lincoln National
               Life Insurance Company is incorporated herein by reference to the Registration Statement on Form N-1A (2-80741),
               Amendment No. 21 filed on April 10, 2000.
         (b)  Form of Participation Agreement/Amendments for Delaware
               Group Premium Fund incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (c)  Form of Participation Agreement/Amendments for Lincoln
               National Aggressive Growth Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (d)  Form of Participation Agreement/Amendments for Lincoln
               National Capital Appreciation Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (e)  Form of Participation Agreement/Amendments for Lincoln
               National Global Asset Allocation Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (f)  Form of Participation Agreement/Amendments for Lincoln
               National International Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (g)  Form of Participation Agreement/Amendments for Lincoln
               National Money Market Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (h)  Form of Participation Agreement/Amendments for Lincoln
               National Special Opportunities Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (i)  Form of Participation Agreement/Amendments for Lincoln
               National Bond Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (j)  Form of Participation Agreement/Amendments for Lincoln
               National Equity-Income Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (k)  Form of Participation Agreement/Amendments for Lincoln
               National Growth and Income Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.

         (l)  Form of Participation Agreement/Amendments for Lincoln
               National Managed Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (m)  Form of Participation Agreement/Amendments for Lincoln
               National Social Awareness Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (n)  Form of Fund Participation Agreement/Amendments for Deutsche
               Asset Management VIT Funds incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (o)  Form of Fund Participation Agreement/Amendments for AIM
               Variable Insurance Funds incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (p)  Form of Fund Participation Agreement/Amendments for Fidelity
               Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (q)  Form of Fund Participation Agreement/Amendments for Janus
               Aspen Series incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (r)  Form of Fund Participation Agreement/Amendments for
               Neuberger Berman Advisers Management Trust incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (s)  Form of Fund Participation Agreement/Amendments for Alliance
               Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 2 (File
               No. 333-36304) filed on June 8, 2001.
         (t)  Form of Fund Participation Agreement/Amendments for American
               Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (u)  Form of Fund Participation Agreement/Amendments for
               Massachusetts Financial Services, Inc. (MFS) Variable
               Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
         (v)  Form of Fund Participation Agreement/Amendments for Putnam
               Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 2 (File No. 333-36304) filed on June 8, 2001.
     (9) Opinion and Consent of Mary Jo Ardington, Counsel.
    (10) Consent of Ernst & Young LLP, Independent Auditors.
    (11) N/A
    (12) N/A
    (13) Schedule of Computation.
    (14) N/A
    (15) (a)  Organizational Chart of Lincoln National Life Insurance
               Holding Company System is incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-61592) filed on August 23, 2001.
         (b) Memorandum Concerning Books and Records is incorporated herein by reference to the Registration Statement on Form N-4 (File No. 33-25990) filed on April 11, 2001.
    (16) Power of Attorney is incorporated herein by reference to the Registration Statement on Form N-4 filed on August 31, 2001.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR


NAME                                          POSITIONS AND OFFICES
----                            -------------------------------------------------
Jon A. Boscia **                President and Director
Lorry J. Stensrud*              Chief Executive Officer of Annuities, Executive
                                  Vice President, and Director
John H. Gotta***                Chief Executive Officer of Life Insurance,
                                  Executive Vice President, and Director
Gary W. Parker ****             Senior Vice President
See Yeng Quek****               Chief Investment Officer and Director
Charles E. Haldeman, Jr.****    Director
Cynthia A. Rose*                Secretary and Assistant Vice President
Eldon J. Summers*               Second Vice President and Treasurer
Richard C. Vaughan**            Director
Janet Chrzan*                   Senior Vice President, Chief Financial Officer
                                  and Director
Elizabeth Frederick*            Senior Vice President and General Counsel
Diane Dillman*                  Director of Annuities Compliance
Christine Frederick***          Director of Life Compliance


------------------------

* Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802-3506

** Principal business address is Center Square West Tower, 1500 Market Street-Suite 3900, Philadelphia, PA 19102-2112


*** Principal business address is 350 Church Street, Hartford, CT 06103



**** Principal business address is One Commerce Square, 2005 Market Street, 39th
    Floor, Philadelphia, PA 19103-3682


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

    See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of October 31, 2001, there were 539,022 contract owners under Lincoln National Variable Annuity Account C.


ITEM 28. INDEMNIFICATION--UNDERTAKING

    (a) Brief description of indemnification provisions.

       In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

       In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the rights of, LNL.

       Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

    (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

    (a) Lincoln National Variable Annuity Fund A (Group); Lincoln National Variable Annuity Fund A (Individual); Lincoln National Flexible Premium Variable Life Account D; Lincoln National Flexible Premium Variable Life Account F; Lincoln Life Flexible Premium Variable Life Account K; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; Lincoln Life Flexible Premium Variable Life Account S; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; Lincoln National Variable Annuity Account 53.
    (b) See Item 25.
    (c) Commissions and Other Compensation Received by Lincoln National Life Insurance Company from Lincoln National Variable Annuity Account C during the fiscal year which ended December 31, 2000:

             (1)                        (2)
           NAME OF                NET UNDERWRITING            (3)                   (4)
          PRINCIPAL                DISCOUNTS AND          COMPENSATION           BROKERAGE                (5)
         UNDERWRITER                COMMISSIONS          ON REDEMPTION          COMMISSIONS           COMPENSATION
------------------------------  --------------------  --------------------  --------------------  --------------------
The Lincoln National Life       None                  17,279,801(a)         None                  133,094,917(b)
  Insurance Company

Notes:
(a) These figures represent compensation received by Lincoln National Life Insurance Company for surrender, withdrawal and contract charges. See Charges and other deductions, in the Prospectus.
(b) These figures represent compensation received by Lincoln National Life Insurance Company for mortality and expense guarantees. See Charges and other deductions, in the Prospectus.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    Exhibit 15(b) is hereby expressly incorporated herein by this reference.

ITEM 31.  MANAGEMENT SERVICES

    Not Applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post cared or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.
(d) The Lincoln National Life Insurance company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

ITEM 33.

    Registrant represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plan meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES


    (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of Fort Wayne, and the State of Indiana on this 10th day of December, 2001.



                                LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT C
                                (REGISTRANT) MULTIFUND-REGISTERED TRADEMARK-5

                                By
                                     /s/ Ronald L. Stopher
                                     ------------------------------------------
                                     Ronald L. Stopher
                                     Vice President, The Lincoln National Life
                                     Insurance Company
                                     (Title)

                                THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                (DEPOSITOR)

                                By   /s/ Jeffrey K. Dellinger
                                     ------------------------------------------
                                     Jeffrey K. Dellinger
                                     (Signature-Officer of Depositor)
                                     Vice President, The Lincoln National Life
                                     Insurance Company
                                     (Title)

    (b) As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.



             SIGNATURE                         TITLE                          DATE
             ---------                         -----                          ----
        */s/ Jon A. Boscia           President and Director            December 10, 2001
   -----------------------------       (Principal Executive
           Jon A. Boscia               Officer)

      */s/ Lorry J. Stensrud         Executive Vice President,         December 10, 2001
   -----------------------------       Chief Executive Officer
         Lorry J. Stensrud             of Annuities and
                                       Director

                                     Senior Vice President,
         */s/ Janet Chrzan             Chief Financial Officer         December 10, 2001
   -----------------------------       and Director (Principal
           Janet Chrzan                Accounting Officer and
                                       Principal Financial
                                       Officer)

        */s/ John H. Gotta           Executive Vice President,         December 10, 2001
   -----------------------------       Chief Executive Officer
           John H. Gotta               of Life Insurance and
                                       Director

      */s/ Richard C. Vaughan                                          December 10, 2001
   -----------------------------     Director
        Richard C. Vaughan

   */s/ Charles E. Haldeman, Jr.                                       December 10, 2001
   -----------------------------     Director
     Charles E. Haldeman, Jr.

        */s/ See Yeng Quek           Chief Investment Officer          December 10, 2001
   -----------------------------       and Director
           See Yeng Quek

      */s/ Ronald L. Stopher
   -----------------------------
     Ronald L. Stopher, pursuant to a Power of Attorney filed
     with the Registration Statement on Form N-4 filed on
     August 31, 2001.